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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones AG

*CURRENT ADDRESS

PROCESSED

JUN 0 8 2007

THOMSON FINANCIAL

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FILE NO. 82- 03871 FISCAL YEAR 12-31-06

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DAT : 6/6/07



2006

KRONES

Group figures 2002 – 2006

		2006	2005	2004	2004	2003	2002
		IFRS	IFRS	IFRS	HGB	HGB	HGB
Sales							
Sales revenues	in € m	1,911	1,695	1,514	1,524	1,435	1,305
Germany	in € m	289	229	279	282	287	306
Rest of world	in € m	1,622	1,466	1,235	1,242	1,148	999
Export share	in %	85	87	82	82	80	77
Earnings							
Earnings before taxes	in € m	110	91	100	96	111	102
Net income	in € m	78	63	62	62	60	57
Earnings per share	in €	7.34	6.01	5.86	5.87	5.74	5.44
Asset and capital structure							
Non-current assets	*in € m*	*430*	*403*	382	*290*	*306*	*261*
of which property, plant and equipment, intangible assets, and financial assets	in € m	374	357	335	268	272	250
Current assets	in € m	1,042	880	828	704	564	545
of which cash and equivalents	in € m	58	57	75	75	56	36
Equity	in € m	629	572	526	483	435	409
Total debt	in € m	843	711	684	511	435	397
Non-current liabilities	in € m	147	155	151	–	–	–
Current liabilities	in € m	696	556	533	–	–	–
Total	in € m	1,472	1,283	1,210	994	870	806
Cash flow/capital expenditures							
Cash flow	in € m	127	110	107	101	100	94
Capital expenditures	in € m	78	78	60	41	52	88
Depreciation, amortization, *and write-downs*	*in € m*	50	47	45	42	40	38
Net cash position (cash and cash equivalents less debt)	in € m	57	52	74	74	50	35
Profitability ratios							
ROS	in %	5.7	5.4	6.6	6.3	7.8	7.8
Return on equity before taxes	in %	18.3	16.6	19.9	20.9	26.4	25.9
ROCE	in %	16.1	14.7	18.0	18.7	22.5	22.8
Employees (at 31 Dec)		9,165	9,029	8,897	8,897	8,690	8,494
Germany		7,531	7,409	7,345	7,345	7,258	7,322
Rest of world		1,634	1,620	1,552	1,552	1,432	1,172
Dividend							
Dividend per ordinary share	in €	1.60*	1.40	1.30	1.30	1.10	1.00
Dividend per preference share	in €	–	–	–	–	1.20	1.10

* As per proposal for appropriation of profit

KRONES GROUP

CONSOLIDATED FINANCIAL STATEMENTS FOR 2006



[illegible]

KRONES GROUP ANNUAL REPORT 2006

Long-term success comes only to those companies whose products stand out above the competition. KRONES lines offer customers added value because they use less energy and work faster and more reliably than comparable products from our competitors.

We want to further consolidate our market leadership. So we're investing heavily in research and development to keep bringing a steady flow of innovative products to market.

More and more, customers want a single supplier to provide for all of their needs. KRONES offers complete solutions and is a dependable partner, supporting our customers through the entire process from the product idea to beverage production to the installation of complete bottling or canning operations. This is a valuable competitive advantage – for us, and for shareholders, who can count on KRONES to do our utmost to achieve our growth and profit targets in the future.

KRONES COMPACT

CONSOLIDATED MANAGEMENT REPORT

CORPORATE GOVERNANCE

OTHER INFORMATION

To our shareholders



»We're investing heavily in research and development to further consolidate our market lead.«

Volker Kronseder
Chairman of the Executive Board

Dear shareholders and friends of KRONES,

KRONES AG faced many challenges once again in 2006. The process of consolidation in the packaging industry continued and the sometimes irrational competition for orders pushed prices down, particularly in the first half of the year. But we were well prepared for these difficult economic circumstances and were able to not only defend but further strengthen our position as the world's market leader for beverage filling lines and packaging machinery.

One reason for our success this year was our steady focus on the needs of the market and the products that result. Only when our machines and lines are technologically superior to the competition do they give our customers added value. In order to secure and sharpen our competitive edge, we invested some €60.4m in property, plant and equipment to improve our facilities, particularly those in Germany. One example of these efforts is the new technology centre in Neutraubling that is slated for completion in late summer of 2007.

Steadily rising sales and profits as well as honours from industry professionals attest to the value of these investments. For example, KRONES received the 2006 European Food Tec Award for our aseptic rainbow filler, which is capable of bottling and labelling four different flavours of yoghurt smoothies or other dairy drinks at one time.

We will continue to do everything within our power to enable our customers to employ sophisticated products. Demand is shifting away from individual machines toward complete solutions. And KRONES is the only supplier worldwide capable of constructing not only comprehensive lines but complete production operations – from the »green field« of possibilities to delivery of the packaged product.

Our operating figures are the clearest measure of our success. At €1.91bn, sales were up 12.7% in 2006. We are pleased to report that strong domestic demand in Germany also contributed to the sharp increase in sales revenues. KRONES certainly benefited from renewed capital spending in Germany in 2006, after companies had put off investments for the past few years due to uncertainties relating to the details of the new law on beverage can deposits. We received large orders from the US for bottling water in PET containers. Earnings before taxes rose 20.3% to €109.6m and after-tax earnings were up 22.2% to €77.5m.

This is the seventh year in succession that the KRONES GROUP has improved sales and earnings – and once again demonstrated its outstanding position in the industry. We're proud of this, but we also know that we can't sit back on our laurels. We're not satisfied with a pre-tax return on sales of 5.7%. The main factors that prevented KRONES from achieving our medium-term target of 7% in 2006 were poor price quality in some areas and increased costs of goods and services purchased. At 16.1%, ROCE also fell short of our medium-term target of 20% in 2006.

We're proud to report that the KRONES GROUP has increased sales and earnings for the seventh year in a row.

KRONES has already undertaken measures to further increase efficiency and meet the rising demands placed on our work. An important factor here is the plant agreement reached with our employees back in 2005. In addition, we have improved and continue to optimise our internal process flows.

We will continue to grow in the years ahead. Although sales will not increase as sharply every year as they did in 2006, we are standing by our growth corridor of 5–10% per year. We expect to achieve more than proportionate growth in process engineering and in our profitable lifecycle services. In addition to organic growth, we also plan to grow our business through acquisitions in the medium term. With our solid financial position and extremely sound capital structure, we are able to finance acquisitions without resorting to the capital markets. And because sales alone are not enough, we will continue to sharpen our focus on earnings.

We will do our utmost to achieve our ROS target of 7% again this year.

Our success depends on the dedication and qualifications of our employees. Therefore, I would like to thank all employees of the KRONES GROUP for their commitment and hard work. I would also like to thank our business partners – it has been a pleasure working with you this year – and, last but not least, our shareholders, for whom we plan to increase our dividend by 20 cents to €1.60 per share in 2006.

Yours truly,



Volker Kronseder

2006 in review






KRONES



Q1

KRONES gets 2006 off to a good start, with a double-digit increase in sales and new orders in the first quarter. Earnings also continue to increase. And the KRONES share passes the €100 mark for the first time in February.

Rapid progress is made in the expansion of KRONES' production sites in Germany. In Neutraubling, the new assembly centre for filling technology, which consists of six assembly halls and a total footprint of almost 18,000 m², is almost complete.

The new labelling centre is officially dedicated on 14 March. KRONES now uses the 700 m² centre to conduct practice-based, customer-specific testing and basic research on the way bottles, adhesives, and labellers interact.

Q2

Price wars in the packaging industry pose major challenges for KRONES. Nevertheless, steady process improvements in production enable KRONES to increase profits in the first half of 2007. At €920m, sales are up a solid 12% on the previous year. Thus, KRONES is well on its way to achieving its seventh record-breaking year in succession.

At the Anuga FoodTec, the world's largest food and beverage trade fair, which took place from 4 to 7 April in Cologne, Germany, KRONES makes clear its intentions to be more heavily involved in the food industry in the future.

The aseptic bloc exhibit – consisting of a steriliser, a rinser and a filler featuring an isolator for aseptic filling of milk and milk-based drinks – provides a taste of what's to come.

The DLG (Deutsche Landwirtschafts-Gesellschaft e.V.) attests to KRONES' leadership in innovation by awarding the company the European FoodTec Gold Award at the Anuga fair. Our aseptic rainbow filler concept, which bottles and labels four different flavours of yoghurt smoothies or other dairy drinks at one time, earned us the honour.






KRONE


KRONES

Q3

A strong global economy puts even more wind into KRONES' sails. At the end of the third quarter of 2007, profits are up 14.5% on the previous year. The price wars have abated and the Executive Board is optimistic about the rest of the year.

KRONES celebrates fifty years of packing and palletising technology in Rosenheim on 1 July with an open house at the Rosenheim plant, which employs more than 900 of the group's 9,000 worldwide staff.

KRONES expects to gain significant competitive advantage from a cooperation agreement with Deutsche Leasing AG, Bad Homburg v. d. Höhe, Germany's leading manufacturer-independent movable equipment leasing company.

Some 50 participants from Germany, Switzerland, Austria, the Netherlands, and Scandinavia learn about the upgrades available for Contiform blow-moulding machines at KRONES' first in-house lifecycle symposium. The upgrades can increase machine performance and reduce energy consumption.

KRONES is honoured with the »iF product design award 2006« for the new machine design we unveiled at the drinktec 2005. The uniform design for our entire product range combines functionality, identity and ergonomics. It also receives the »red dot Product Design Award 2006«, one of the most coveted honours for sophisticated, innovative design.

Q4

As the fall trade fair season gets underway, demand for KRONES machines and lines for the beverage industry increases. We use occasions such as the Pack Expo in Chicago from 29 October through 2 November, the international packaging fair Emballage in Paris from 20 to 24 November, and, of course, the industry event of the year, the Brau Beviale in Nuremberg from 15 to 17 November to show off our latest innovations.

Our new corporate website www.krones.com goes live just in time for the Brau Beviale. A convenient industry menu makes it easy for users to access all the technologies, products, and services available for their needs.

Demand for KRONES lines is high – and so is demand for the KRONES share.

The share price gathers renewed upward momentum in the last trading days of 2006 as investors reward KRONES for a successful year and acknowledge the company's prospects for continued growth.

KRONES at a glance

Inspection



Cleaning



Plastics



Filling



Segment
Product filling and decoration

- Cleaning technology
- Plastics technology
- Inspection technology
- Filling technology
- Inspection technology
- Systems engineering
- Information technology

Segment
Beverage production/process technology

- Brewhouse and filtration technology
- Product treatment technology

Segment
Low output range (KOSME)

- Plastics
- Filling technology



Brewhouse and filtration technology



Flash pasteurisation

By focusing on making KRONES a systems supplier for the beverage and food industries, we are systematically aligning ourselves with our customers' needs. Our customers expect the highest levels of quality and technological sophistication of our machines and lines. They also expect us to have comprehensive knowledge of their production processes, so we can deliver the right solutions for their applications. Thus, intelligently combining individual building blocks forms the foundation for our success.

Constant innovation drives us forward, both in terms of fast and flexible development of new machines and products and in terms of the changes that are taking place within our company. Our employees attach great importance to improving all of the processes involved in our business to keep KRONES highly competitive. Our divisional organisation enables us to put all of our specialists to work in the best possible way to utilise their skills and to bundle their knowledge in each of our company's specialisations.

Conveyors



Labelling



Packing/palletising



Conveyor technology

Labelling technology
Inspection technology

Packing and palletising technology

Pasteurisation technology

Internal logistics

Labelling technology

Packing and palletising technology

Conveyor technology



Pasteurisation



Internal logistics

KRONES worldwide

KRONES has subsidiaries or representative offices in almost every country around the globe. These companies and offices provide our customers with local contacts who know all the ins and outs of their regional markets. Our local presence worldwide enables us to focus on individual customer needs – our regional representatives are close at hand for our customers and speak their language. KRONES focuses on global partnerships in which our customers can always count on the support of our specialists.

- Production sites


Seattle
Brampton
Grand Rapids
Franklin
Bos
New Y
Chic
Houston
Santa Fe
San Diego
Saras
Mi
Monterrey/Nuevo Leon
Mexico City
Guatemala City
Caracas
Santa Fé de Bogotá
Lima
Cochabamba
São Paulo
Buenos Aires


Holte
Berlin
Prague
Warsaw
Nittenau
Flensburg
Neutraubling
Langenfeld
Bodegraven
Louvain-la-Neuve
Bolton
Bad Kreuznach
Pforzheim
Freising
Lyon
Buttwil
Lisbon
Casablanca
Barcelona
Garda
Tunis
Rosenheim
Roverbella
Lagos
Vienna
Sollenau
Zagreb
Cairo
Grosuplje
Tripoli
Moscow
Kiev
Belgrade
Bucharest
Sofia
Chalkidiki
Istanbul
Teheran
Baghdad
Beirut
Rosh Ha-ain
Dubai
Riyadh
Bangalore
Khartum
Addis Ababa
Nairobi
Johannesburg
Cape Town
Almaty
Lahore
Bangkok
Kelaniya
Beijing
Taicang
Shanghai
Hong Kong
Jakarta
Tokyo
Seoul
Taipei
Manila
Ho Chi Minh
Kuala Lumpur
Auckland
Sydney
Melbourne




Volker Kronseder *1953
Chairman of the Executive Board
Personnel Management and
Social Affairs
Corporate Communications

Volker Kronseder, an industrial engineer and a son of company founder Hermann Kronseder, has been a member of the Executive Board since 1989. He became chairman of KRONES AG's Executive Board in 1996.

KRONES will utilise growth opportunities

Mr Kronseder, KRONES AG has grown strongly in the past few years. Will this growth continue?

Volker Kronseder: Continuing annual sales growth between 5% and 10% should be possible in the future. We operate in a sector that involves food and drink. Hunger and thirst are constants the world over that ensure rising demand for beverages. Add to that the fact that drinking water is becoming scarcer in some regions of the world. KRONES is especially well positioned to take on this situation with its machinery and equipment for producing and filling plastic bottles. In general, we are in the favourable position of supplying complete turnkey systems or even factories from a single source, including solutions for beer, water, juice, and dairy beverages. We are also advancing into new areas such as internal logistics and process engineering. We are going beyond beer, our traditional strength, in the area of product manufacturing. Our active involvement in all these fields will continue to ensure respectable growth rates for KRONES in the future.

What challenges does KRONES face in the years ahead?

Volker Kronseder: The market in which KRONES operates will remain highly competitive. Therefore, we have to continue to offer our customers better products and services than the competition. To do so, we have to continue to innovate in all of our segments and divisions. That means KRONES will continue to invest heavily in research and development. Our ability to utilize the opportunities presented by new regions and markets will also be crucial to our continued success. We are already positioned globally and are always expanding our network. For example, we established a new distribution company last year in China, where we also manufacture replacement parts.





There have been several mergers in the packaging industry in the past few years. Will this process of consolidation continue and how do you view this development?

Volker Kronseder: The consolidation of the industry has created a new competitive environment. Some of KRONES' competitors were bought out by groups with a lot of financial strength that can gain market share by pushing prices down. For this reason, we have to take this consolidation seriously and continually improve our own processes in order to remain competitive. I don't expect to see any major takeovers in the industry in the future – quite simply because Salzgitter's takeover of KHS leaves very few large independent companies in the field. But there are several small companies out there that could come under new ownership.

In KRONES publications, you often see the claim: »People are our key to success«. What developments do you see in personnel management, for which you are also responsible as Executive Board chairman?

Volker Kronseder: Highly qualified employees are critical for a company like KRONES. Various factors come into play. One is the German system of vocational education, which makes us the envy of many countries. It forms the very foundations of a young team. You need a good education if you want to be able to produce, service, and put into operation today's increasingly sophisticated machinery and equipment. Continuing education also plays an important role for us, and we offer instructional courses, management seminars, and project training. We strive to maintain continuing education in all areas to keep our older employees up to date with the latest technology.
I believe that employees will stay with the company longer in the future. That presupposes continuing education measures, but it also requires that the company can make good use of the experienced workers. To do that, we must be and remain competitive. And that brings us full circle.



Hans-Jürgen Thaus *1949
Deputy Chairman of the
Executive Board
Finance and Accounting,
Controlling, Information
Management, and Process
Management

Mr Thaus is a graduate in business administration and commercial informatics and has been deputy chairman of KRONES AG's Executive Board since 1997.

Doubling sales in 10 years

Let's look to the future. Where will KRONES be 10 years from now?

Hans-Jürgen Thaus: First I'd like to take a brief look back. Ten years ago, we wanted to double sales and improve earnings accordingly. And we did it. Let's recall that in 1996 our sales were €834m. In 2006, they were 2.3 times that. With the emphases that we are now pursuing, KRONES is in a position to double sales again in the next ten years and to make corresponding profits. I believe we will achieve our target margin of a 7% return on sales before taxes this year. When I look at the markets, the market environment, the competitive situation, and the internal measures we are pushing forward, it should even be possible to achieve a better margin in the medium term.

Return on capital is a performance indicator for KRONES. How do you plan to improve it?

Hans-Jürgen Thaus: Our target for ROCE (return on capital employed) – the ratio of earnings before interest and taxes (EBIT) to average net tied-up capital – is 20%. In 2006, our ROCE was 16.1%. In order to achieve our target, we want, as we mentioned earlier, to improve our earnings significantly. We also have to reduce the amount of tied-up capital, particularly working capital. To do this, we will streamline our inventories and further improve our receivables management.





One of KRONES' growth fields is process engineering. What is process engineering?

Hans-Jürgen Thaus: Process engineering includes, among other things, beverage production at the customer's site, whether beer, soft drinks, or milk. Then come internal logistics and, binding everything together, information technology, which enables us to visualise all these processes and operationally quantify them with a view to energy and water consumption. With process engineering, we are growing into a completely new area where our customers invest at least as much as they do in plant engineering.

Can you foresee how the market for process engineering will develop?

Hans-Jürgen Thaus: All indications are that process engineering, which means beverage production machinery, and internal logistics are growing faster than plant engineering has. KRONES' big advantage consists in the fact that we are already operating very successfully in those markets. Not one of our competitors supplies a full range from a single source. To date, only we offer a complete spectrum of process, systems, and information technologies. That means we have a unique business model.

Finally, how will KRONES finance this growth?

Hans-Jürgen Thaus: We intend to continue growing under our own steam. Our good liquidity situation and rising earnings make this possible. Our dividend policy provides that we distribute 20 25% of earnings to our shareholders. The rest of earnings will be retained because we have to finance our growth. This enables us to make the large investments we have planned without becoming dependent on banks. We also have enough in reserve to make acquisitions to enter our new target markets. Moreover, we have the option of using a capital increase to finance any exceptional growth opportunities that might arise.





Rainulf Diepold *1955
Member of the Executive Board
Sales and Marketing

Mr Diepold is a graduate in economics. He began an educational programme in sales engineering with KRONES AG in 1983 after completing his university studies and has been a member of the Executive Board since 1996.

Milk drinks on the shelf alongside cola

Mr Diepold, what trends will shape KRONES' sales activities in the future?

Rainulf Diepold: Let me first say that in the next hundred years, we will have more to do with the topic of food than ever before. Among food products, we at KRONES distinguish between solid foods and liquid foods. The latter, otherwise known as beverages, is the area that will grow the most. That is shown by a current study by Nestle, which concludes that the ratio of about 80% solid food to about 20% liquid food will shift to 40% liquid and 60% solid in the next five years. In other words, people will drink more and more. That will change the entire food segment.

That sounds very promising from KRONES' viewpoint. What effects will it have?

Rainulf Diepold: This shift in consumer behaviour will have effects in all segments of the beverage industry. Beer consumption will change, and new forms of soft drink and water consumption will emerge. There will be new milk drinks that are no longer kept in the refrigerated section of the supermarket, but as a soft drink on the shelf next to cola. There will be new creations in the soft drink segment, and we will encounter products in the milk and dairy world that have not even been invented yet. All that will be good for KRONES, because we will actively support our customers in developing these new markets with our systems and technologies.





What will that look like in detail?

Rainulf Diepold: We expect fundamental changes in some aspects of beverage packaging for beer and alcoholic beverages as well as for water, soft drinks, and milk. Glass packaging will still be used, but it will have a new image. Exclusive water in glass bottles will stand for high quality, as is already the case today in the restaurant segment. The beverage can will also be redefined. Resealable cans will require new technologies. The PET segment, which has been growing for a long time, has enormous growth potential. Flexibly designed bottles made of plastic will compete with boring cardboard packages, and we can supply all manner of equipment for their production, filling, and decoration.

What changes in customers will we see from the standpoint of sales?

Rainulf Diepold: What we are already observing worldwide is that the big markets, the discounters, are growing very fast in beverage sales. That is shown, for example, by the figures available for our home market. In Germany, big discounters already account for a phenomenal 27 28% of beverage sales. That figure was only 17% a year ago. Their share is even greater in the eastern part of Germany, having risen from 23% to over 45%. That also entails advantages for KRONES, of course. This trend, which is driven by consumers, is resulting in globalisation among beverage suppliers, our customers. They have to operate with minimal margins in business with discounters, and they can only do that if they produce huge volumes. For that, they need highly efficient production systems. That is where KRONES comes in. We not only have the necessary size and can cover everything in the beverage segment from process engineering to internal logistics. KRONES is also so profitable that we can make the appropriate investments in research to support, help shape, and advance the emerging trend toward liquid food.



Christoph Klenk *1963
Member of the Executive Board
Research and Development,
Engineering, and Product
Divisions

Mr Klenk is an engineering graduate who came to KRONES in 1994. His roles at KRONES have included regional head of sales for the Asia-Pacific region and he has been a member of the Executive Board since 2003.

When the modular idea spreads to all machines

Mr Klenk, what will the emphases of KRONES' future development activities be?

Christoph Klenk: One emphasis in plant and packaging systems will be consistent expansion of our filling technology expertise. We want to take account of all beverage trends that are emerging now or will in the future, including particularly the new soft drinks and milk drinks. Aseptic filling will of course play a crucial role. In this sensitive area, KRONES offers two basic technologies, wet sterilisation and dry sterilisation. Another emphasis of our development work will be packaging systems. As highly diverse new beverage trends evolve, packaging will be the means by which the many different products in the supermarket stand out and are differentiated.

What role does labelling technology play in this?

Christoph Klenk: Labelling technology has already undergone dramatic change in the past three years, moving away from paper labels in favour of self-adhesive labels. We have met this development with our modular technology, which makes extreme flexibility in bottle decoration possible. All major bottlers in the world have already invested in this technology or will do so.


151
150
149
148

KRONES COMPANY



Doesn't this ever greater differentiation in all machinery segments mean an increase of complexity?

Christoph Klenk: No, not at all. For example, at the last drinktec trade fair, we presented the prototype of the F1 filler, whose modular design enables it to perform the most essential filling tasks without our having to develop a corresponding machine for each application. Another example is our plastic blow-moulding machines for PET bottle production. They were developed according to that concept from the beginning. We will gradually transfer the modular idea to all other machinery lines. To bring them all up to this standard, we are relying on our experience in the fields of technology, materials management, manufacturing, and internal and external assembly.

What further challenges does KRONES have to face from a customer's standpoint?

Christoph Klenk: Our customers are increasingly demanding complete turnkey solutions. In the past, that has meant mainly plant and packaging technology. But today, it also very clearly includes process engineering, that is, beverage production and logistics for the complete flow of products up to loading on the truck. In particular, materials handling engineering, as we call internal logistics in-house, will gain new importance given the growing number of our customers' products. Five hundred different products is nothing unusual any more. Accordingly, our customers demand that the variety of products be loaded on the truck correctly routed and as efficiently as possible. So it's easy to imagine what highly complex warehousing strategies and solutions are needed to manage material flows.





Werner Frischholz *1951
Member of the Executive Board
Materials Management, Assembly, Manufacturing, After-Sales Service, and Quality Assurance

A graduate in mechanical engineering and business administration, Mr Frischholz was head of the KRONES plant in Nittenau from 1974 to 1997 and head of the Materials and Process Management division from 1997 to 2002. He has been a member of the Executive Board since 2003.

Shifting complexity to shorten throughput times

Mr Frischholz, KRONES has made great progress in productivity in recent years. Are further measures in that direction planned for the future?

Werner Frischholz: We have done some things at KRONES in the past to make our production competitive compared with foreign production, for example, in Eastern Europe or China. I think we have put the right ideas into practice. We have moved away from traditional task-oriented production to process-oriented production. We have taken up the component assembly idea in our systems, combined entire production units, and gradually introduced group work. This process is now largely complete.

We currently build systems at our customers' sites, which is very time-consuming. The strategy for the future is to shift this complexity to our internal assembly operation. Our efforts are aimed at performing final assembly and operational start-up of systems already at our plant. In the future, we will launch entire processes, for example, not just the filler machines, but the entire process technology surrounding them. At the same time, we will inject more complexity from internal assembly into production. This transfer of complexity will lead to shorter lead times or keep them at today's low level even if demands rise.





All new machine production and most replacement part production are done in Germany. Why is that?

Werner Frischholz: KRONES has great vertical depth of production. We have proven that we can compete with low-wage countries, especially in the parts spectrum that we serve. We have such great possibilities of in-house sourcing that in times like these, when the machine tool market is booming, we are not constrained by long waits for supplies. Otherwise, we might have problems meeting our own delivery deadlines.

How do things look regarding availability of materials, with prices having risen sharply due to the booming world economy?

Werner Frischholz: In fact, the sharply higher price of steel is just one of several factors, but the actual availability of materials is the crucial point. Because we have done well in our buying and selling operations, we have managed to avoid shortages. We have even helped some suppliers lacking our purchasing possibilities to obtain certain steel products.

By what criteria does KRONES select its suppliers?

Werner Frischholz: Very clear rules apply to KRONES' more than 5,000 suppliers. All of them had to apply to become suppliers through our web portal. We place special importance on their being certified. Furthermore, we conduct quality audits at our suppliers and enter into agreements with them in which, for example, we prescribe product features and measurements of delivery reliability. In this way, we ensure that KRONES obtains the appropriate quality.

The KRONES share

- Share hits new record high
- Share price up more than 33%
- Dividend increased from €1.40 to €1.60

After an impressive end-of-year rally, the KRONES share closed 2006 at a record high. A strong business trend and the prospect of continued growth gave shareholders a boost of 33.9%.

The stock markets in 2006

On the whole, the major international stock markets developed favourably in 2006. It didn't look like that would be the case back in the second quarter, when share prices took a beating as a result of high energy and raw material prices and the associated fears of higher interest rates. Strong corporate profits, waning fears of inflation, and high market liquidity were the main factors that allowed most of the indexes to end the year with strong gains after all. The DAX closed 2006 at 6,597, for a gain of 22% since the start of the year. The DAX made significantly more headway than the EURO STOXX 50, which climbed 15%. The MDAX made an outstanding gain of 28.6%. In the US, the Dow Jones advanced 16.7%. Japan's Nikkei index gained only 6.9%.

Strong finish: Thanks to an incredible rally in the last trading days of the year, the KRONES share outperformed the MDAX in 2006.

KRONES share price performance compared with the MDAX in 2006


€120
€115
€110
€100
€95
€90
€85
€80
€75
€115.84
€86.49
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
KRONES share
MDAX

Another record for the KRONES share

At first, the prospect of a successful year helped boost the KRONES share from €86 at the start of the year to €112 in April. But weak markets in May and June meant »return to go« for the share price. The KRONES share recovered as sentiment on the stock markets improved, but investors' fears that price pressures in the industry would continue prevented a sharp upturn.

The KRONES share closed 2006 at €115.84, for a gain of 33.9% over the start of the year.

Not until the end of the year did the share really take off. The first burst of momentum came from analyst comments pointing to the company's potential to further increase margins and its favourable ratings. In December alone, the share price climbed more than 16%. All told for the year, the KRONES share rose 33.9% in 2006 to €115.84. That means it did even better than the MDAX. The share's price trend was also exceptional compared with industry peers. The Prime Industrial – Deutsche Börse AG's industry index that includes the shares of machinery manufacturers – rose by only 18.6%.

Over the past few years, the markets have rewarded our steadily rising profits and dividends and the conversion of our preference shares to ordinary shares. The KRONES share outperformed the MDAX by a wide margin.

KRONES share price performance compared with the MDAX from 2001 to 2006


€115.84
€120
€110
€100
€90
€80
€70
€60
€50
€40
€30
€20
€10
€31.01
2001
2002
2003
2004
2005
2006
KRONES share
MDAX

Key figures for the KRONES share

		2006	2005
Number of shares	(million)	10.53	10.53
Price/earnings (PE) ratio		16	14
Cash flow per share	€	12.09	10.45
Equity per share	€	59.71	54.32
Earnings per share	€	7.84	6.01
High	€	115.84	103.99
Low	€	86.49	71.98
Year's closing price	€	115.84	85.11
Dividend per ordinary share	€	1.60*	1.40

* As per proposal for profit appropriation

The KRONES share on the German stock exchanges

At 5.715 million for 2006, the total trading volume of KRONES shares on the stock exchanges was up sharply from 2005.

KRONES stock has been listed on the stock exchanges of Frankfurt, Munich (official trading), Berlin, Düsseldorf, Hamburg, Hanover, and Stuttgart (over the counter) since 29 October 1984. In fiscal 2006, 5.7 million KRONES shares were traded on the German stock exchanges. The daily trading volume averaged 23,026 shares. In 2005, a total volume of 3.2 million KRONES shares were traded, for a daily average of 14,321 shares. Besides the MDAX, KRONES is also included in, among others, the German Entrepreneurial Index GEX.

Shareholder structure

KRONES AG's capital stock remains unchanged at €26.92m and is divided into 10,531,024 shares. Free float is at 46.9% (4,941,077 shares), and voting rights held by the Kronseder family correspond to a capital share of 53.1% (5,589,947 shares).

Shareholder structure (as of February 2007)


Private investors
< 5,000 shares = 22.8%
Kronseder family 53.1%
German institutional investors
> 5,000 shares = 12.3%
Institutional investors from outside Germany
> 5,000 shares = 11.8%

According to a survey conducted on 18 January 2006, investors owning stakes of less than 5,000 shares each hold 22.8% of KRONES stock (2.40 million shares). Twenty-three German investors holding stakes in excess of 5,000 shares own 12.3% of our stock (1.30 million shares), and foreign investors from the United States, Canada, and other European countries holding stakes in excess of 5,000 shares own 11.8 % of KRONES stock (1.24 million shares).

Earnings per share climbs to €7.34

Earnings per share came to €7.34 for 2006. Earnings per share are calculated by dividing KRONES AG's share of consolidated net income for the year by the weighted average of shares outstanding.

Earnings per share improved 22.1% to €7.34 (previous year: €6.01).

Earnings per share


2002
€5.44
2003
€5.74
2004
€5.86
2005
€6.0
2006
€7.34

HGB through 2003, IFRS from 2004 onward

Dividend increased once again

The Executive Board of KRONES AG will propose to the annual shareholders' meeting on 20 June 2007 a dividend of €1.60 per share. This will be the eighth dividend increase in a row and corresponds to a total dividend increase of 14.3% over the previous year. Thus, our dividend has gone up at an annual average rate of 20% since 1999. Based on our share price of €115.84 at the end of trading on 29 December 2006, the dividend yield comes to 1.4%.

Analysts tracking the KRONES share

Seventeen analysts from banks in Germany and abroad are regularly tracking our share. The overwhelming majority of the analysts took a positive view of our share at the end of 2006. Only one analyst recommended selling our share.

Key data for the KRONES share

Ordinary shares	10,531,024
German securities identification number (WKN)	WKN 633500
ISIN	DE0006335003
Ticker symbol	KRN

Intensifying investor relations

We deepened our dialog with investors and analysts in 2006. We presented the company at 12 road shows in Germany and abroad. KRONES management held some 100 individual meetings with analysts and investors. Besides our traditional analyst conference following publication of our financial statements, KRONES also participated in seven investor conferences around the world in 2006.

The new KRONES website went live on 16 November 2006. The Investor Relations section of our website offers shareholders comprehensive information, including financial reports, important figures, current news, information about the share and our shareholder structure, and key dates on our financial calendar.



Hermann Graf Castell
Director of
Corporate Communications &
Investor Relations
Phone +49 9401 70-3258
investor-relations@krones.com
hermann.castell@krones.com
www.krones.com



Olaf Scholz
Investor Relations
Director of International
Group Accounting (IFRS)
Phone +49 9401 70-1169
investor-relations@krones.com
olaf.scholz@krones.com
www.krones.com





Design is more than a formality

Container design plays a crucial role in the successful launch of a product. That's why, at KRONES, container development is an in-depth process carried out in collaboration with our customers. It begins with a few hand-drawn sketches and ends with a final PET container design that's ready for production. In the process, we take into account both marketing and technical requirements.

This precise development process is key to our customers' success at the point of sale.





On the fast track to profitability

Market analysts expect the use of PET bottles to continue to grow by around 10% each year. In just a couple of years, PET will have surpassed glass bottles and aluminium cans as the container of choice.

And KRONES is making this megatrend profitable for our customers. The KRONES Contiform stands head and shoulders above the competition in terms of lower energy consumption, more cost-effective maintenance, and fewer wear parts. For our customers, that means a faster return on their investment.

Disclosures required under §§ 289 (4) and 315 (4) of the German Commercial Code (HGB)

Pursuant to §4 (1 and 2) of the articles of association, KRONES AG's share capital amounts to €26,922,135.36 and is divided into 10,531,024 ordinary bearer shares.

Pursuant to § 20 (1) of the articles of association, each share entitles its holder to one vote in the annual shareholders' meeting. Unless mandatory provisions of the law stipulate otherwise, resolutions of the annual shareholders' meeting are made with a simple majority of the votes cast or, in cases in which the law prescribes a majority of shares in addition to a majority of votes, with a simple majority of the share capital represented in the vote.

Pursuant to § 18 of the articles of association, only those shareholders who register with the company in writing in German or English and provide proof of their shareholding prior to the annual shareholders' meeting are entitled to participate and vote in the annual shareholders' meeting. A special written document confirming the shareholding, issued in German or English by the institution with which the investment account is held, constitutes sufficient proof. This document must refer to the start of the 21st day prior to the annual shareholders' meeting.

Pursuant to § 18 (2) of the articles of association, votes may be cast by proxy. Proxy voting is permissible only if proof of authorisation is submitted in writing, in electronic form pursuant to § 126 a of the German Civil Code (BGB), or in the form of a printed fax. In the annual shareholders' meeting, the meeting's chair can set appropriate time limits for shareholders' questions and comments (§ 19 (3) of the articles of association).

The Executive Board of the company is not aware of any other restrictions relating to voting rights or the transfer of shares.

The compensation report summarises the principles used for determining the compensation of the Executive Board of KRONES AG and explains the amount and structure of Executive Board remuneration. The report also describes the principles and amounts of Supervisory Board compensation.

The company is aware of the following direct and indirect shareholdings in the company's capital that exceed 10% of the voting rights:

Name	Direct share of voting rights, in %
Beteiligungsgesellschaft Kronseder mbH	14.59
Volker Kronseder	10.12
Norman Kronseder	10.34
Harald Kronseder	10.12

At 23 January 2007

Changes to the shareholdings listed above may have occurred since the date cited above that are not required to be reported to the company. Because the company's shares are bearer shares, the company is generally only aware of changes in shareholdings if these changes are subject to reporting requirements. The compensation report constitutes part of the consolidated management report.

The appointment and dismissal of Executive Board members is governed by §§ 84 and 85 of the German Stock Corporation Act (AktG). Pursuant to § 6 (1) of the articles of association, the Executive Board consists of at least two members. Pursuant to § 6 (2) of the articles of association, determination of the number of Executive Board members, appointment of regular and deputy members of the Executive Board, execution of their employment contracts, and revocation of appointments are done by the Supervisory Board.

Amendments to the articles of association are subject to the provisions of §§ 179 et seq. of the German Stock Corporation Act. Such amendments are to be resolved by the annual shareholders' meeting (§119 (1) No.5 and §179 (1) of the German Stock Corporation Act). The Supervisory Board is authorized to make amendments that affect only the wording of the articles of association (§13 of the articles of association).

Pursuant to §4 (4) of the articles of association, the Executive Board may, with approval of the Supervisory Board, increase the share capital by a total of up to €10m through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2007. The annual shareholders' meeting on 21 June 2006 passed a resolution authorising the company to buy and sell treasury shares totalling up to 10% of the current share capital on its behalf up to and including 20 December 2007. The annual shareholders' meeting on 21 June 2006 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES AG acquired on the basis of the above authorisation without a further resolution by the annual shareholders' meeting.

KRONES AG has not made any material agreements containing special provisions relating to a change or acquisition of control following a takeover offer.

The company has not made any agreements with members of the Executive Board or company employees relating to compensation in the event of a takeover offer.

Economic environment

- Strong global economic growth
- Better-than-expected growth for machinery manufacturing in Germany
- Increased demand for packaged beverages

Global economy continues on growth course

At 5.1%, global economic growth in 2006 outperformed not only the previous year's rate of 4.4% but also optimistic forecasts.

The global economy was in excellent shape once again in 2006, despite some disruptive factors. Oil prices reached new highs, sharp declines on the world's stock exchanges shook the financial markets in spring, and interest rate hikes threatened to dampen previously positive economic sentiment. Nevertheless, at 5.1%, global economic growth in 2006 outperformed not only the previous year's rate of 4.4% but also optimistic forecasts. Thus, 2006 was the fourth growth year in a row for the global economy.

In the US, the world's largest economy, gross domestic product increased 3.4% in 2006 (2005: 3.2%) despite a temporary slackening of momentum. Japan also developed well again in 2006, with GDP growth holding steady at the previous year's rate of 2.8%.

China continued to boom. At 10.6%, the country's economic growth outpaced its 2005 rate of 10.2% despite tighter monetary policy there. The other emerging markets of Southeast Asia also grew at a brisk pace. India did particularly well, maintaining its upward momentum and growing GDP by 6.7%. Burgeoning economies like Russia also kept up a rapid pace. Russia's economy gained 6.7% in 2006. The countries of Latin America also regained momentum.

Unlike in previous years, euro area countries also participated in the global upswing in 2006. Real economic growth within the European monetary union was 2.7% in 2006, almost double the 2005 rate (1.4%).

The German economy grows 2.7%

The German economy grew more in 2006 than in each of the previous six years. Driven by increased capital spending on the part of German industry and a rise in private consumption, Germany's GDP grew 2.7% adjusted for price inflation. In 2005, GDP growth was a mere 0.9%. Thus, the economy far outperformed forecasts predicting up to 1.7% growth, which had been deemed optimistic at the start of 2006.

Change in GDP, in % (Germany vs. European Union)


2002
2003
2004
2005
2006
0.1
1.1
-0.1
1.0
1.6
2.5
0.9
1.6
2.7
2.7
European Union (EU 25)
Germany

Source: European Commission

»The world's export champion is now also a force driving the world's economy«, says Michael Glos, Germany's Economic Minister, about the German economy's new role after years of lagging behind the rest of Europe. Last year, German companies sold 13.7% more goods abroad than in 2005. Although imports increased even more sharply, 16.5%, a record surplus of €161.9bn secured Germany the title of »export world champion« in goods trade for the fourth consecutive year, putting Germany ahead of the United States, China, and Japan.

Germany's economy is ready for takeoff. »The world's export champion is now also a force driving the world's economy«, says Michael Glos, Germany's Economic Minister, about the German economy's new role after years of lagging behind the rest of Europe.

Private consumption, which accounts for nearly 59% of Germany's GDP and has been a cause for concern in previous years, finally got off the ground in 2006. For the first time since 2001, private consumption was up by a noteworthy 0.6%.

This uptrend also affected the labour markets. The number of gainfully employed individuals increased 0.7% to 39.1m on average for the year – more than in each of the past six years. The employment rate had even declined 0.1% in 2005.

Another result of this strong growth was a 6.2% increase in tax revenues. At the same time, the German government's net new debt decreased by around €33bn to €39.5bn. The debt ratio was 1.7% of GDP. Thus, Germany met the deficit criteria of the European Stability and Growth Pact, which stipulates a maximum limit of 3.0%, for the first time since 2001.

Machinery sector sees orders boom

German machinery and industrial equipment manufacturers did better than expected in 2006. The steady rise in orders that began at the start of 2006 and was driven in part by growing domestic demand for the first time prompted the German Engineering Federation (VDMA) to revise its forecasts for 2006 upward several times. In February 2006, the VDMA was still forecasting 2% growth. At the end of May it raised its prediction to 5%. And in December the VDMA was expecting a real increase in output of 7%. At the end of 2006, German machinery and industrial equipment manufacturers reported a 7.4% increase in output to €158.4bn. Domestic demand accounted for around one-quarter of this figure.

»The machinery sector is in a very good situation right now.« Dieter Brucklacher, President of the German Engineering Federation (VDMA)

Germany's machinery sector employs 880,000 people and is the country's largest industrial employer – and it has become a driving force behind the economic recovery in Germany. »The machinery sector is in a very good situation right now,« says Dieter Brucklacher, President of the VDMA.

The market for packaging machinery is growing steadily

With our beverage bottling lines, KRONES operates within the global market for packaging machinery, which had a volume of €23.1bn in 2006 and is growing steadily at about 3% each year. The beverage industry accounts for one-fifth of this market. The food industry accounts for the largest portion of the market, around 40%. The chemicals, pharmaceuticals, and cosmetics industries combined make up around 20% of the market.

The beverage segment is KRONES' most important market, where we generate 77% of our revenues, primarily with breweries, soft drink producers, and mineral springs. The other 23% of our revenues come from the sale of lines and solutions to companies in the food, chemicals, pharmaceuticals, and cosmetics industries. The strongest demand for packaging systems for the beverage industry is from breweries, soft drink producers, and water bottlers in the countries of North and Central America, with the United States topping the list. Japan and China, the world's second and fourth-largest economies, follow the Americas in terms of demand for packaging machinery, ahead of the countries of Western and Central Europe. While growth rates in the established markets of North America and Europe are now very low, demand in the countries of Asia is growing by as much as 9% each year.

The global market for packaging machinery by application

The market for packaging machinery is growing at an annual rate of around 3%.


Pharmaceuticals, cosmetics, personal care, and household chemicals 20%
Other 20%
Beverages 20%
Packaged foods 40%
2006: €23.1bn (forecast)

Demand for beverages continues to rise

Global consumption of packaged beverages increased 3.8% to more than 804bn litres in 2006. For KRONES, the steady rise in demand means stable growth of the market for lines and solutions for the production, bottling, and packaging of beverages.

Carbonated soft drinks were the most popular thirst quencher in 2006. These products accounted for 23.8% of packaged beverages consumed, ahead of water (21.9%), beer (20.2%), and milk (15.4%). Fruit juices make up 6.6%, and wines and other alcoholic beverages constitute only a small portion of the market, 3.2% and 2.2% respectively.

We follow future trends very closely because they are crucial to KRONES' sales orientation. The average annual growth rate forecast for global beverage consumption through 2009 is 3.4%. Global consumption of beer and milk will grow at slightly slower rates of 2.7% and 2.1% annually. However, looking at the dairy market as a whole and the small share of milk-based drinks that are currently bottled in PET, and at the clear trend toward flexible PET packaging options in the industry, the potential for our systems in this market is much greater. This is why we are giving special attention to the growth markets.

Water is one of the most promising markets, offering high potential for our beverage bottling lines and annual growth rates of 6.1%. We also see great potential in the development of special products like energy and sports drinks. At 0.3% and 1.3% respectively, their share of global consumption is still extremely small. But annual growth rates of 8.4% and 5.8% suggest that we can expect them to generate correspondingly high demand for our specialised lines and solutions. The same is true of milk drinks, which currently account for 2.0% of consumption and are growing at 6.0% annually. In absolute terms, consumption of alcoholic beverages will also increase through 2009, but their share of the overall market will shrink.

Water is one of the most promising markets, offering high potential for our beverage bottling lines and annual growth rates of 6.1%.

Global consumption of industrially packaged beverages, in billions of litres, 2006 and 2009


CSD 191.5 (23.8%)
Alcoholic beverages
206.5 (25.6%)
Milk, dairy drinks
140.2 (17.4%)
Water 175.8 (21.9%)
Juices, fruit juice drinks 53.1 (6.6%)
New drinks 37.4 (4.7%)

2006: 804.5bn litres (forecast)


CSD 202.5 (22.8%)
Alcoholic beverages
222.2 (25.0%)
Milk, dairy drinks
151.2 (17.0%)
Water 209.9 (23.6%)
Juices, fruit juice drinks 59.3 (6.7%)
New drinks 43.5 (4.9%)

2009: 888.6bn litres (forecast)

Packaged beverages in billions of litres/in %	2006 bn	2006 %	2009 bn	2009 %	Annual growth, in %
Central Europe	52.3	6.5	54.2	6.1	1.2
Western Europe	132.7	16.5	141.3	15.9	2.1
Eastern Europe	31.4	3.9	33.8	3.8	2.5
Russia/Central Asia	38.6	4.8	45.3	5.1	5.5
North America (US, Canada, Mexico)	180.2	22.4	187.5	21.1	1.3
South America	127.9	15.9	143.1	16.1	3.8
China/Japan	116.7	14.5	137.7	15.5	5.7
Asia-Pacific	80.5	10.0	93.3	10.5	5.1
Africa/Middle East	44.2	5.5	52.4	5.9	5.8
Worldwide	804.5		888.6		3.4

Sources: Euromonitor, company's own research

The trend in packaging is toward plastic

PET is the most rapidly growing packaging material for beverages. Although 43.6% of the carbonated soft drinks that are consumed most heavily worldwide are still packaged in cans, PET bottles already account for 35.1% while glass bottles account for 21.3%. In the case of beer, the ratio of glass bottles to cans is 67.7% to 30.6%, while PET's share is a mere 1.4%.

In the case of water, the opposite is true. While 85.3% of the packaged water consumed worldwide is in plastic bottles, only 13.0% is bottled in glass. Cartons currently dominate the milk (69.3%) and fruit juice (41.6%) markets, but plastic bottles are also a strong presence, with shares of 23.6% and 25.9%.

Beverage packaging materials worldwide, in units, 2006 and 2009

PET will have the highest growth rates among beverage packaging materials in the years ahead.


Others 1.0 (0.1%)
Cans 252.7 (22.8%)
Pouches 7.5 (0.7%)
Cartons 126.1 (11.4%)
Glass 370.2 (33.5%)
Plastics 349.1 (31.5%)

2006: 1,106.6bn units (forecast)


Others 1.2 (0.1%)
Cans 262.7 (21.4%)
Pouches 8.3 (0.7%)
Cartons 144.7 (11.8%)
Glass 398.3 (32.4%)
Plastics 414.3 (33.6%)

2009: 1,229.5bn units (forecast)

All told, glass is still the preferred beverage packaging material, with a solid one-third of the market (33.5%). This share will shrink to 32.4% by 2009. The beverage can will also lose market share, going from 22.8% to 21.4%. Beverage cartons will grow somewhat, from 11.4% to 11.8%. But PET bottles will experience the highest growth rates in the future. By 2009, this type of beverage packaging will increase its share of the overall market from 31.5% to 33.6%. KRONES has been focusing on PET for years and will benefit from this trend for many years to come. In 2006, more than three-quarters of our sales revenues came from the PET segment.

The global market for packaging machinery in 2006 by region, in €bn


The Americas (North, Central, and South America)
€7.34bn (31.8%)
Japan/China
€5.99bn (25.9%)
Europe
€5.71bn (24.7%)
Africa, Middle East
€0.81bn (3.5%)
Asia-Pacific
€2.59bn (11.2%)
Russia/CIS
€0.67bn (2.9%)

2006: €23.11bn

Growth markets around the globe

More and more sales markets are developing for KRONES around the world. In China in particular, we see great potential for our beverage filling lines and packaging machinery as the country's vigorous economic growth is reflected in beverage sales.

Beverage sales are also growing rapidly in other regions, like Central Asia, Russia, and Eastern Europe, on the back of strong economic momentum. Water is an increasingly important product in these burgeoning economies.

The following is a review of developments in regions that are important to KRONES.

China and Japan

The portion of the Chinese market for beverage filling lines that is accessible to Western companies totalled €200m in 2006. KRONES was able to secure a €75m share of this market.

China and Japan form a single sales region for us. China is one of the most rapidly growing economies in the world. So it is hardly surprising that beverage consumption is also on the rise there. Forecasters predict that the beverage market will grow 5.9% annually in the years ahead. KRONES does not have a production site for new machines in China and does not plan to have one in the future. However, we did establish our own distribution company in Taicang in November 2006.

Rising demand for packaged beverages is driving the market for bottling and packaging lines. In 2006 the beverage machinery market in China totalled €700m, but the portion of that market that is accessible to Western companies was just €200m. KRONES was able to secure a large portion, €75m, of this. Our sales in China consisted almost exclusively of complete lines, very few individual machines.

Beer dominates the Chinese beverage industry with a share of 38.5%, followed by water with 17.7%. Carbonated soft drinks and milk occupy 11.1% and 10.5% of the market, respectively. According to a government development programme, milk production is to grow by 8% on average over the next several years – and KRONES is the world leader in aseptic filling, which is crucial to packaging milk. Alongside water, which is growing at 9.5%, milk drinks and fruit juices have the highest growth rates.

Beverage consumption in China and Japan in 2006 and 2009


Milk, dairy drinks 15.9%
Juices, fruit juice drinks 8.5%
Water 17.7%
CSD 11.1%
Alcoholic beverages 46.8%

2006: 116.7bn litres (forecast)


Milk, dairy drinks 16.4%
Juices, fruit juice drinks 9.0%
Water 19.6%
CSD 10.2%
Alcoholic beverages 44.8%

2009: 137.7bn litres (forecast)

Beverage consumption in the Americas (North, Central, and South America) in 2006 and 2009


Milk, dairy drinks 17.5%
Juices, fruit juice drinks 6.2%
Water 20.5%
CSD 35.0%
Alcoholic beverages 20.8%
Milk, dairy drinks 16.9%
Juices, fruit juice drinks 6.0%
Water 22.6%
CSD 34.0%
Alcoholic beverages 20.5%

2006: 308.1bn litres (forecast)

2009: 330.6bn litres (forecast)

The Americas

North America

North America is not only the world's leader in terms of demand for packaging systems. The region of North and Central America also has the world's highest beverage consumption. Though the market is largely saturated, the high volume and the sharp growth curve for bottled water make this an attractive region. Water's share of total beverage consumption in the region was 17.7% in 2006. With a growth rate of 5.4%, this product segment is by far the most dynamic. PET bottles are also gaining ground in the region.

Water was in fourth place, with a 17.7% share of total beverage consumption in North America in 2006. But with a growth rate of 5.4%, it is by far the most dynamic segment.

Total beverage consumption in the entire Americas region (North, Central, and South America) was 300bn litres. Of that, the lion's share – more than one-third – was carbonated soft drinks.

South America

In South America, beverage consumption is likely to grow by just under 4% on average in the next few years. Alongside soft drinks, beer is very popular in the region, accounting for just less than one-fifth of total beverage consumption. Mexico's beer market is dominated by just two breweries.

With rates of more than 6%, water is by far the fastest growing segment in South America.

On the whole, beverage consumption in the region is expected to increase from 128bn litres today to 143bn litres by 2009.

Middle East and Africa

Water was the fastest-growing beverage in the Middle East and Africa, at 9.4%. With a 19.3% share of total consumption, it is the second-most popular beverage in the region.

This region is one of the smallest beverage markets, with total consumption of 44.2bn litres. But its growth rates of 5% for packaged beverages are not bad by international comparison. With a share of 40.6%, carbonated soft drinks are the top beverage segment in Africa and the Middle East.

At 9.4%, water is the fastest growing beverage and accounts for 19.3% of total beverage consumption, making it the second-most popular packaged beverage. Alcoholic beverages are close behind water, with a share of 18.8%, but alcohol consumption is expected to decline. Plastic bottles, which are still on equal footing with cans, are becoming increasingly popular in the region.

The Middle East and Africa Region is marked by several trouble spots. Wars like those in Iraq and Afghanistan and conflicts like the one in Somalia make planning difficult. In addition, delivery times are subject to delays in crisis areas. Nevertheless, the Middle East and Africa still represent an attractive market for KRONES.

Beverage consumption in Africa and the Middle East in 2006 and 2009


Milk, dairy drinks 13.0%
Juices, fruit juice drinks 8.3%
Water 19.3%
CSD 40.6%
Alcoholic beverages 18.8%
Milk, dairy drinks 12.5%
Juices, fruit juice drinks 8.7%
Water 21.6%
CSD 39.7%
Alcoholic beverages 17.5%

2006: 44.2bn litres (forecast)

2009: 52.4bn litres (forecast)

Europe

Western Europe

At 6% annually, milk-based drinks are the fastest-growing packaged beverages in Western Europe.

Consumption of packaged beverages is also on the rise in the Old World. With 132.7bn litres in 2006, Western Europe held second place for volume worldwide behind North America – and ahead of China. The Western European market is expected to grow to 141.3bn litres by 2009. Although the rate of growth in Western Europe is far lower than that in China, the region will still be ahead of China in terms of volume two years from now.

The global trend toward bottled water has advanced the furthest in the countries of Western Europe. Water, which is primarily packaged in plastic bottles, already accounts for 30.9% of total beverage consumption in the region – and it continues to grow 3.9% per year. Milk follows water with a share of 20.8%, ahead of soft drinks (17.5%) and beer (14.6%). Beer sales are on the decline. At 6% annually, milk-based drinks are the fastest-growing packaged beverages in Western Europe.

Central Europe

The situation in Central Europe is very similar to that of Western Europe. Here, too, water is the No. 1 beverage, with a share of 25.1%. Beer consumption is stronger here than in Western Europe, with a 22.9% share, but it is stagnating or even declining, as are carbonated soft drinks (19.0%) and milk (15.2%). Only water (2.7%) and milk drinks (4.7%) are growing.

KRONES has always remained loyal to Germany as a business location and is now reaping the benefits of the economic upswing there.

Producers in Germany are investing heavily in plants for single-use PET bottles following the passage of new legislation relating to deposits on single-use bottles. KRONES has always remained loyal to Germany as a business location and is now reaping the benefits of the economic upswing there.

Eastern Europe

KRONES is also very well positioned in the rapidly growing region of Eastern Europe. The PET segment is the driving force behind growth in all areas. A characteristic example of this trend is the Croatian Lura Group's conversion of all of its production from cartons to PET last year at its dairy subsidiary Somboled in Serbia.

Total beverage consumption in Eastern Europe will grow from 31.4bn to 33.8bn litres by 2009.

Beverage consumption in Europe in 2006 and 2009


Milk, dairy drinks 19.9%
Juices, fruit juice drinks 7.1%
Water 28.2%
CSD 17.9%
Alcoholic beverages 26.9%

2006: 212.6bn litres (forecast)


Milk, dairy drinks 19.6%
Juices, fruit juice drinks 7.2%
Water 29.3%
CSD 17.8%
Alcoholic beverages 26.1%

2009: 220.6bn litres (forecast)

Beer remains the most popular beverage in Eastern Europe, with a share of 30.9% and forecast growth rates of 1.7% annually. But, here too, water is the fastest growing beverage, with annual growth rates of 6.3%. Water's share of total consumption is currently 21.7%. The smaller milk drinks segment is also growing at 4.5% on average each year. Soft drinks and milk have shares of 17.7% and 13.6% and both are expected to lose momentum in the future. Nevertheless, total beverage consumption in Eastern Europe will grow from 31.4bn to 33.8bn litres by 2009.

Russia and Central Asia

In Russia and the countries of the former Soviet Union, beer consumption accounts for 34.9% of total consumption of packaged beverages. That is the highest share for beer worldwide.

KRONES enjoyed a boom in orders in Russia in 2006. The strong demand resulted from the country's robust economic development on the one hand and from accelerated capital spending on the part of our customers in Russia due to new tax legislation on the other. Companies pushed investments forward ahead of an import tax that is to take effect in 2007. Nevertheless, we expect this region to continue to grow well in the future because the new tax legislation applies only to Russia. The other CIS states are unaffected by the change. Total beverage consumption was 38.6 billion litres in 2006 and is expected to increase by more than 6 billion litres – or 17.3% – by 2009.

Alcoholic beverages top the list in this region. In Russia and the countries of the former Soviet Union, beer consumption accounts for 34.9% of total consumption of packaged beverages. That is the highest share for beer worldwide. With beer consumption growing at an annual rate of 5.3%, this will continue to be the case in the future. Soft drinks (15.0%), milk (14.3%), and water (14.2%) follow beer with roughly equal shares. Of these, water has the highest growth rate, 9.9%. Fruit juices, which account 9.4% of consumption, are growing at 8.7%.

Beverage consumption in Russia and Central Asia in 2006 and 2009


Milk, dairy drinks 14.9%
Juices, fruit juice drinks 9.4%
Water 14.2%
CSD 15.0%
Alcoholic beverages 46.5%

2006: 38.6bn litres (forecast)


Milk, dairy drinks 14.1%
Juices, fruit juice drinks 10.3%
Water 16.1%
CSD 14.6%
Alcoholic beverages 44.9%

2009: 45.3bn litres (forecast)

Asia-Pacific

Packaged beverages are growing at average rates of 4.9% per year in Asia (excluding China and Japan). Water has the highest growth rate (7.2%) and the largest share of overall consumption (30.7%). Milk, which accounts for 21.3% of total consumption, is growing at an average rate of 5.7% each year. Milk has its highest regional market share here, as do milk drinks, which make up a share of 5.4% beverage consumption in the region.

Nearly one-quarter of the packaged beverages consumed in the Asia-Pacific region are milk or milk drinks.

Consumption of packaged beverages will see strong growth in the region in the years ahead and is expected to increase by more than 10 billion litres from the current 80.5 billion litres by 2009.

Beverage consumption in the Asia-Pacific region in 2006 and 2009


Milk, dairy drinks 26.1%
Juices, fruit juice drinks 4.2%
Water 30.7%
CSD 19.1%
Alcoholic beverages 19.9%
Milk, dairy drinks 25.5%
Juices, fruit juice drinks 4.9%
Water 32.8%
CSD 17.3%
Alcoholic beverages 19.5%

2006: 80.5bn litres (forecast)

2009: 93.3bn litres (forecast)

Sources: Euromonitor international, company's own research

KRONES in figures

- Sales up 12.7% year-on-year to €1,910.8m
- New record profit of €77.5m
- Cash and cash equivalents total €57.7m

KRONES achieves record figures for the seventh year in a row

KRONES continued to achieve impressive growth in 2006, with new records in sales, new orders, orders on hand, and earnings. For the seventh year in succession, we demonstrated our outstanding position in the industry.

Sales up 12.7 percent

We are pleased to report that strong domestic demand in Germany also contributed to the sharp increase in sales.

At €1,910.8m, consolidated sales were up 12.7% in 2006 over 2005. Several factors contributed to this sharper-than-expected increase. Our business benefited from economic growth worldwide and from increased capital spending in Germany. Companies in Germany had been putting off investments for the past few years because of uncertainties relating to the new container deposit system there. Demand for lines for bottling water in PET remained high in the US, and the strong trend toward PET also held steady in Western Europe. Thus, our innovations in PET have once again paid off. We also received large orders from burgeoning markets like Russia.

A quarterly breakdown of sales reveals an exceptionally strong fourth quarter. From October through December 2006, KRONES generated sales of €570.4m, 17.0% more than in the same period of 2005. Sales for the first three quarters were €451.6m, €468.8m, and €420.0m.

Consolidated sales, in € m


2002
1,305
2003
1,435
2004
1,514
2005
1,695
2006

HGB through 2003, IFRS from 2004 onward

Sales by segment

»Machines and lines for product filling and decoration,« our largest and most profitable segment, generated €1,641.3m in sales in 2006, 13.5% more than in 2005. The segment increased its share of consolidated sales to 85.9% (2005: 85.3%). Our »machines and lines for beverage production/process technology« segment increased sales nearly 8% to €197.3m. KOSME, our smallest segment contributing 3.8% of total sales, increased sales 8.4% to €72.2m.

Further information can be found in the section »reports from the segments and divisions«, which begins on p. 68, and under segment reporting on p. 12 of the financial statements.

KRONES GROUP sales breakdown by segment, in € m


Machines/lines for product filling and decoration 85.9% (1,641.3 Mio.)
Machines/lines for beverage production/process technology 10.3% (197.3 Mio.)
Machines/lines for the low output range (KOSME) 3.8% (72.2 Mio.)

Sales 2006: €1,910.8m


Machines/lines for product filling and decoration 85.3% (1,445.6 Mio.)
Machines/lines for beverage production/process technology 10.8% (182.7 Mio.)
Machines/lines for the low output range (KOSME) 3.9% (66.7 Mio.)

Sales 2005: €1,695.0m

Machines and lines for product filling and decoration, our most profitable segment, gained even more importance in 2006.

Sales by region

In Germany, sales climbed a solid 26% from the previous year (€228.9m) to €288.7m. That corresponds to a 15.1% share of consolidated sales (2005: 13.5%). In response to new legislation on beverage container deposits, the German beverage industry stepped up investment in lines for filling and packaging single-use PET bottles. This and a recovering domestic economy made for brisk business in Germany.

Western Europe became KRONES' most important market in 2006. With sales of €360.9m, for an 18.9% share of total sales, Western Europe surpassed the region of North and Central America, which contributed 18.5% to consolidated sales in 2006. The unbroken trend toward packaging beverages – particularly water – in PET resulted in further sales growth in the region.

Our highest rates of growth were achieved in the Russia/CIS region, where revenues tripled to around €153m. This explosion was due in part to renewed strong development of the Russian economy and in part to a new import tax that was to take effect in early 2007 in Russia, which prompted some companies to move investments forward.

Sales in the China/Japan region shrank by around one-fifth to €85.8m in 2006 compared with 2005. It should be noted that, in 2005, KRONES had received large orders from Western companies expanding their presence in China.

We are pleased to note that sales were once again up in our South America/Mexico region, particularly in Venezuela and Colombia. In Venezuela, a major customer, the Polar brewery, took over its competitor Bavaria and invested heavily in new plant there. On the whole, revenues in the region rose from €122.3m to €135.1m.

KRONES generated around 85% of sales revenues outside Germany in 2006, with the largest share coming from customers in Western Europe.

KRONES GROUP sales by region


Europe 44%
China/Japan 4%
The Americas 26%
Asia/Pacific 9%
Russia/CIS 8%
Middle East/Africa 9%

Sales 2006: €1,910.8m


Europe 43%
China/Japan 6%
The Americas 27%
Asia/Pacific 11%
Russia/CIS 3%
Middle East/Africa 10%

Sales 2005: €1,695.0m

Sales by industry

KRONES sold more to all of our customer industries in 2006 than in 2005. The highest growth rates were achieved in the non-beverage segment (food, chemicals, pharmaceuticals, and cosmetics).

Of all of our customer industries, we achieved the highest growth rates in terms of percentages in the non-beverage segment (food, chemicals, pharmaceuticals, and cosmetics) in 2006. We also include our steadily growing sales to the dairy industry under »food« in this segment. Our sales revenues from the non-beverage segment grew by nearly one-fifth to €441.4m (2005: €373.0m). The segment's share of consolidated sales increased from to 22.0% to 23.1%.

KRONES GROUP sales, by industry


Alcoholic beverages 31%
Food, chemicals, pharma-ceuticals, cosmetics 23%
Soft drinks, water 46%
2006: €1,910.8m


Alcoholic beverages 34%
Food, chemicals, pharma-ceuticals, cosmetics 22%
Soft drinks, water 44%
2005: €1,695.0m

Once again, we generated our highest sales (2006: €869.5m; 2005: €745.7m) with producers and bottlers of soft drinks, water, and juices. The segment's share of consolidated sales increased from 44.0% to 45.5%. A large part of the increase can be attributed to robust growth in water, a trend that is likely to continue in the future.

The share of total sales that KRONES generated with producers and bottlers of alcoholic beverages declined from 34.0% to 31.4%. However, in absolute figures, sales with this segment increased 4% to €600m (2005: €576.3m). The lower growth rate compared with consolidated sales is due to the fact that the alcoholic beverages segment brought fewer new products to market than other beverage segments.

Sales by packaging type

In terms of packaging type, the lion's share of sales (81%) came from PET again in 2006. PET is increasingly replacing cartons as the packaging of choice for juices and milk. The shares of filling lines for glass containers and cans continue to shrink. Although cans did experience something of a revival among consumers, there was already plenty of capacity available with existing lines.


Glass 16%
Cans 3%
PET 81%
2006: €1,910.8m


Glass 19%
Cans 4%
PET 77%
2005: €1,695.0m

New orders up sharply

At €1,967m, new orders at KRONES set a new record and came very close to hitting the €2bn mark in 2006.

Strong demand for our products was reflected in our order intake, which rose 13.3% to €1,967.1m in 2006 (2005: €1,735.6m). As the world's only provider of complete systems, KRONES benefited from customers' growing preference for »one-stop shopping.« More and more, customers want to have a single supplier cover all of their needs – from beverage production to packaging and logistics.

New orders amounted to €488.5m and €453.4m in the first two quarters, and then really took off in the third (€516.5m) and fourth quarters (€508.7m).

KRONES GROUP new orders, in € m


2002
1,309
2003
1,441
2004
1,554
2005
1,736
2006
1,967

HGB through 2003, IFRS from 2004 onward

Orders backlog up 8.1% despite shorter lead times

Orders backlog pushes well past the €700m mark – giving us a high level of planning security.

Orders on hand at 31 December 2006 totalled €746.7m. That's 8.1% higher than at the same point in 2005 (€690.6m). We had shortened project lead times by streamlining production. So the fact that our orders backlog nevertheless grew indicates brisk ordering activity on the part of our customers. A backlog of nearly €750m gives us added planning security for the months ahead. Because we are assured of good capacity utilisation for the coming months, we can focus increasingly on good price quality when considering new orders.

KRONES GROUP orders on hand, in € m


2002
614
2003
619
2004
649
2005
691
2006
747

HGB through 2003, IFRS from 2004 onward

KRONES GROUP earnings structure, in € m

	2006	2005	Change
Sales revenues	1,910.8	1,695.0	12.7%
Changes in inventories of finished goods and work in progress	45.6	1.2	
Total operating revenue	1,956.4	1,696.2	15.3%
Goods and services purchased	-1,003.3	-827.1	21.3%
Personnel expenses	-563.3	-521.6	8.0%
Other operating income/expenses and capitalised development costs	-232.0	-210.7	10.1%
EBITDA	157.8	136.8	15.4%
Depreciation, amortisation, and write-downs on non-current assets	-49.8	-46.6	6.9%
EBIT	108.0	90.2	19.7%
Financial income (expense)	1.6	1.0	60.0%
EBT	109.6	91.2	20.2%
Taxes on income	-32.1	-27.8	15.5%
Net income	**77.5**	**63.4**	**22.2%**

Analysis of this abridged income statement of the KRONES GROUP clearly shows that, apart from a 12.7% increase in sales revenues to €1,910.8m, expenses for goods and services purchased also had a major impact on earnings.

At €1,003.3m, our spending on goods and services purchased was up 21.3% from the previous year (€827.1m), which means it increased far more sharply than sales. The ratio of this figure to total operating revenue rose from 48.8% to 51.3%. This change is due primarily to sharply higher steel prices and a €49.6m increase in services purchased, which accounts for just less than one-third of the total increase in our goods and services purchased expense.

The second-largest cost factor was personnel expenses, which grew less than proportionately to sales, just 8.0% to €563.3m (2005: €521.6m). This reflects the positive effects of the employment pact made in 2005. The ratio of personnel expenses to total operating revenue decreased from 30.8% to 28.8%.

Other operating expenses, which consisted primarily of freight costs, travel expenses, and commissions, increased only 1.9% to €300.6m.

EBITDA was up 15.4% and EBIT was up nearly 20% in 2006.

KRONES GROUP EBITDA, in € m


2002
136.1
2003
145.2
2004
146.5
2005
136.8
2006
157.8

HGB through 2003, IFRS from 2004 onward

KRONES GROUP EBITDA and EBIT

Earnings before interest, taxes, and depreciation and amortisation (EBITDA) improved 15.4% to €157.8m in 2006 (2005: €136.8m). The EBITDA margin, expressed as a percentage of consolidated sales, rose from 8.1% to 8.3%. Since depreciation and amortization increased only slightly, earnings before interest and taxes (EBIT) rose 19.7% to €108.0m (2005: €90.2m). Thus, our EBIT margin improved to 5.7% (previous year: 5.3%).

KRONES GROUP EBIT, in € m


2002
99.0
2003
105.1
2004
101.2
2005
90.2
2006
108.0

HGB through 2003, IFRS from 2004 onward

KRONES GROUP EBT

Although we improved EBT more than 20%, we are not satisfied with our EBT margin of 5.7%.

Since KRONES has very little interest-bearing debt like bank debts, our interest expense does not have a material impact on earnings. On the whole, our financial income (expense) figure was slightly positive at €1.6m in 2006 (2005: €1.0m). Earnings before taxes (EBT) grew to €109.6m in 2006, a 20.2% improvement over 2005.

Nevertheless, we are not satisfied. At 5.7% (previous year: 5.4%), our EBIT margin falls far short of our medium-term target of at least 7.0%. High steel prices, at times fierce competition, and consequently poor price quality prevented us from achieving a better result.

KRONES GROUP EBT, in € m


2002
102.4
2003
111.4
2004
99.9
2005
91.2
2006
109.6

HGB through 2003, IFRS from 2004 onward

KRONES has already implemented measures – such as improving our internal process flows – aimed at increasing efficiency. Moreover, price pressures have not intensified further. Therefore, we expect to achieve our target EBT margin of at least 7% in the first half of 2007.

KRONES GROUP net income, in € m


2002
57.3
2003
60.4
2004
62.0
2005
63.4
2006
77.5

HGB through 2003, IFRS from 2004 onward

Net income after taxes was influenced by one-off effects in 2006. The tax rate for 2006 was 29.3%. While the previous year's tax rate (30.4%) was largely influenced by a considerable decline in deferred tax items, one-time tax effects influenced the 2006 rate. Changes to the corporate income tax law in Germany resulted in one-time proceeds of €14.9m. Set against deferred tax expenses from prior years totalling €7.1m, the result is a positive balance of €7.8m. Including this positive balance, net income was up 22.2% (€63.4m) over the previous year, to a new record of €77.5m. Excluding this balance, net income was up by just under 10%.

Earnings per share


2002
€5.44
2003
€5.74
2004
€5.86
2005
€6.01
2006
€7.34

Earnings per share were €7.34 in 2006, from €6.01 in 2005.

HGB through 2003, IFRS from 2004 onward

At 10.53 million, the number of shares outstanding was virtually unchanged from the previous year. Thus, earnings per share were up 22.1% to a record €7.34.









Cash flow

KRONES GROUP financial structure, in € m

	2006	2005	Change
EBT	109.6	91.2	20.2%
Cash flow from operating activities	86.9	62.4	39.3%
Cash flow from investing activities	-64.2	-74.4	-13.7%
Free cash flow	22.7	-12.0	
Cash flow from financing activities	-18.9	-10.6	78.3%
Net change in cash and cash equivalents	3.8	-22.6	
Change in cash and cash equivalents arising from exchange rates	-2.6	3.7	
Cash and cash equivalents at the beginning of the period	56.5	75.4	-25.1%
Cash and cash equivalents at the end of the period	57.7	56.5	2.1%

In 2006 KRONES generated €86.9m in cash flow from operating activities, 39.3% more than in 2005 (€62.4m). This increase resulted from a 20.2% higher EBT (€109.6m) and a €59.0m increase in provisions in 2006 (2005: reduction of €6.7m) as well as an €8.0m reduction in income taxes paid (2006: €14.0m).

An increase in working capital is the reason why cash flow from operating activities is considerably less than EBITDA.

KRONES GROUP cash flow from operating activities, in € m


2002
78.2
2003
83.4
2004
95.8
2005
62.4
2006

HGB through 2003, IFRS from 2004 onward

We were able to finance our €78m in capital spending from our cash flow from operating activities. The largest portion, around €60m, of capital expenditures went to property, plant and equipment, primarily the new filler assembly hall and the technology centre in Neutraubling as well as new machines for our plant in Nittenau, Germany.

KRONES GROUP capital expenditures, in € m


2002
88.3
2003
51.8
2004
60.4
2005
78.3
2006

HGB through 2003, IFRS from 2004 onward

After deducting net capital expenditure, free cash flow was €22.7m in 2006. This is a considerable improvement over 2005 (-€12.0m). We expect free cash flow to continue to improve in 2007 as the capital investments we have planned for the current year are smaller than for 2006.

We used €14.7m of the free cash flow for dividend payments to our shareholders and around €4m to service debt, which falls under cash flow from financing activities.

KRONES GROUP cash and cash equivalents, in € m


2002
35.3
2003
55.3
2004
75.4
2005
56.5
2006

HGB through 2003, IFRS from 2004 onward

Taking into account changes due to exchange rates, cash and cash equivalents increased from €56.5m in 2005 to €57.7m at the end of 2006.

KRONES GROUP asset and capital structure, in € m

	2006	2005	2004	2004	2003	2002
	IFRS	IFRS	IFRS	HGB	HGB	HGB
Non-current assets	430	403	382	290	306	261
of which property, plant and equipment, intangible assets, and financial assets	374	357	335	268	272	250
Current assets	1,042	880	828	704	564	545
of which cash and equivalents	58	57	75	75	56	36
Equity	629	572	526	483	435	409
Total debt	843	711	684	511	435	397
Non-current liabilities	147	155	151	–	–	–
Current liabilities	696	556	533	–	–	–
Total	1,472	1,283	1,210	994	870	806

The expansion of our business is reflected in the KRONES GROUP's balance sheet total, which increased 14.8% to €1,472.3m (previous year: €1,282.5m).

The total of property, plant and equipment, intangible assets, and financial assets increased from €356.7m to €374.2m. Of this, property, plant and equipment is by far the largest asset group, at €305.5m (2005: €287.1m). A detailed presentation of changes in non-current assets can be found on pages 8–11 of the consolidated financial statements.

Current assets amounted to €1,042.6m, up 18.5% from the previous year (€879.9m). Trade receivables saw the greatest increase, a factor of the reporting date, growing 27.9% to €540.9m. In all, current assets now account for a 70.8% of total assets (2005: 68.6%).

The KRONES GROUP had cash and cash equivalents of €57.7m at 31 December 2006 (2005: €56.5m). Net cash and cash equivalents (cash and cash equivalents less bank debt) amounted to €56.8m (previous year: €51.7m).

Equity totalled around €628.7m, for an equity ratio of 42.7% for the group. Thus, the KRONES GROUP maintained a very favourable ratio of debt to equity,

KRONES reduced its non-current liabilities to €147.6m in 2006 (2005: €154.7m). Current liabilities totalled €696.0m (2005: €555.9m). This increase resulted from higher prepayments received and higher trade payables. Other provisions were also considerably higher.

ROCE

The return on capital employed (ROCE), which is the ratio of EBIT to average net tied-up capital (total assets less interest-free liabilities and other provisions), improved to 16.1% (2005: 14.7%). With this, we are still far below our medium-term target of at least 20%.

We will have to work hard to achieve this target. On the one hand, further earnings growth should help boost ROCE, and we intend to expand our profit margin by steadily improving our internal production processes.

On the other hand, we will also optimise the amount of tied-up capital, particularly working capital. We have already begun to improve our receivables management. In addition, we want to reduce the amount of capital tied up in inventories.

KRONES GROUP ROCE, in %


2002
22.8
2003
22.5
2004
18.0
2005
14.7
2006
16.1

HGB through 2003, IFRS from 2004 onward

Reports from the segments and divisions

- Strong growth in our most profitable segment »machines and lines for product filling and decoration«
- Considerable improvement in earnings for »machines and lines for beverage production/process technology«
- EBT jumps to €3.3m at KOSME

The KRONES GROUP

The KRONES GROUP's business activities are divided into three segments. »Machines and lines for beverage production/process technology« comprises our process engineering, pasteurisation technology, and internal logistics divisions. »Machines and lines for product filling and decoration« comprises the system engineering, labelling, filling, inspection technology, cleaning, plastics, packing and palletising, and conveyor technology divisions. KOSME is our third segment, providing »machines and lines for the low output range«.

KRONES GROUP segments and product divisions

Machines and lines for product filling and decoration	Machines and lines for beverages production/process technology	Machines and lines for the low output range (KOSME)
Systems engineering	Brewhouse and filtration technology	Labelling technology
Labelling technology	Information technology	Filling technology
Inspection technology	Internal logistics	Plastics technology
Filling technology	Product treatment technology	Packing and palletising technology
Cleaning technology		Conveyor technology
Plastics technology		
Packing and palletising technology		
Conveyor technology		

KRONES increases its stake in KOSME

In 2006, KRONES increased its stake in our independent subsidiary KOSME S.R.L., Roverbella, from 55% to 70%. In 2003, KRONES acquired a majority stake in the Italian-Austrian group, which, like KRONES, produces complete filling and packaging lines, but for the »lower output range«. Machines and lines for filling, packaging, and labelling are produced at the company's headquarters in Roverbella, Italy, while KOSME's plastics technology division is based in Sollenau, Austria. KOSME operates worldwide, with a focus on Europe and Russia.


Segment 1
Product filling and decoration
Segment 2
Beverage production/ process technology
Segment 3
Low output range (KOSME)
Brewhouse and filtration technology
Product treatment technology
Cleaning technology
Pasteurisation technology
Plastics technology
Inspection technology
Conveyor technology
Systems engineering
Information technology
Conveyor technology
Plastics
Filling technology
Inspection technology
Filling technology
Labelling technology
Inspection technology
Labelling technology
Packing and palletising technology
Packing and palletising technology
Internal logistics

Product filling and decoration

This is by far our largest segment, which offers machines and complete lines for filling, packaging, labelling, and moving products.

Sales revenues

Sales in our core segment increased sharply in 2006.

Our strongest segment increased sales 13.5% to €1,641.3m in 2006 (2005: €1,445.6m). Once again, a significant portion of this strong growth came from our plastics division, which supplies machines and lines for producing and filling PET bottles. We landed several large orders for bottling milk in PET in 2006. With bottlers in Germany investing heavily in lines for bottling water in PET, the share of this segment's sales that was generated in Germany increased from 14.2% to 16.4%.

»Machines and lines for product filling and decoration« contributed 85.9% of consolidated sales (2005: 85.3%).


Germany
16.4% (€269.0m)
Rest of Europe
35.4% (€580.2m)
Other regions
48.2% (€792.1m)

Sales 2006: €1,641.3m


Germany
14.2% (€204.8m)
Rest of Europe
31.2% (€450.8m)
Other regions
54.6% (€790.0m)

Sales 2005: €1,445.6m

Segment earnings

Machines and lines for product filling and decoration is not only our largest segment. It is also our most profitable. Earnings before taxes (EBT) grew from €103.5m in 2005 to €110.0m in 2006. High costs for materials, steel in particular, and at times severe price pressures prevented an even better result. The segment's EBT margin dipped from 6.7% to 7.2%.

Return on sales (EBT to sales), in %


2004
7.5
2005
7.2
2006
6.7

New pilot plant joins the network

KRONES' new state-of-the art labelling pilot plant went into operation in March 2006. KRONES now uses the 700 m² centre to conduct practice-based, customer-specific testing and basic research on the way bottles, adhesives, and labellers interact.

Prior to 2006, we were already operating pilot plants for plastics, recycling (in Flensburg, Germany), and filling and process engineering (with an aseptic system, a filling simulator, and a microbiological and chemical-physical laboratory). Together, our pilot plants form a network for experiments based on customer orders and for joint research and development work. The dedication of a packaging pilot plant in Rosenheim, Germany, is slated for summer 2007.



Our new 18,000 m² filling technology centre went into operation in May 2006.

Rainbow filler wins European FoodTec Gold Award

Deutsche Landwirtschafts-Gesellschaft e.V. (DLG) honoured KRONES with the *European FoodTec Gold Award* for its concept of an aseptic »rainbow« filler. This special filler, which is one of the innovative technologies we developed specially for process engineering and filling in the dairy industry, is designed to fill and label four different flavours of yoghurt smoothies or milk drinks at one time.

Honours for new machine design

Our new machine design, which applies across our entire product range and combines functionality, identity and ergonomics, earned KRONES the *iF product design award* as well as the *red dot Product Design Award 2006*, one of the most coveted honours for sophisticated, innovative design.



We received the iF product design award in 2006 for the new, uniform design of our machines and lines.

500th *Contiform* for producing plastic bottles

The *Contiform S* – our standard-series stretch blow-moulding machine for the production of PET bottles – is our plastics division's top model. It was presented for the first time at the drinktec in Munich, the world's largest trade fair for the beverage industry, in 2001. And at the end of 2006, we had already produced our 500th *Contiform S*. The milestone machine left our plant for a beverage production facility in China in early January 2007.

KRONES entered the realm of plastics technology ten years ago, in early 1997, with the *Contiform Compact*. In the years that followed, we have evolved into a technological leader in the market for stretch blow-moulding machines. Our biggest-selling machine to date is the *Contiform S14*, followed by the *S20* and *S24* models. The numbers following the S stand for the number of blow-moulding stations. In addition to the *Contiform S* (standard), KRONES also produces the H (hot fill), SK (standard small cavities), HK (hot fill small cavities), M (medium sized), and G (large cavities) series, covering a range of bottle sizes from 0.1 to 5 litres.

Beverage production/process technology

This segment includes our brewhouse and filtration technology and pasteurising technology divisions. KRONES' internal logistics division offers solutions for ensuring efficient materials flows throughout the entire production process.

Sales revenues

After taking severe losses from a poorly calculated large-scale order in 2005, we placed even more emphasis on price quality in 2006 – and nevertheless increased segment sales by around 8% to €197.3m. The segment contributed 10.3% of consolidated sales.


Germany
8.3% (€16.4m)
Europe
40.1% (€79.1m)
Other regions
51.6% (€101.8m)

Sales 2006: €197.3m


Germany
12.6% (€23.1m)
Europe
27.2% (€49.6m)
Other regions
60.2% (€110.0m)

Sales 2005: €182.7m

Segment earnings

We improved earnings in this segment by €10m in 2006 after having closed 2005 with a negative EBT of – €13.7m. Measures such as the integration of Steinecker, our process engineering division for beer, into KRONES and the division's restructuring began to bear fruit in 2006. That EBT remained in the red, at – €3.6m, was due in part to the fact that we have not yet reached critical mass in our relatively new area of process engineering for soft drinks and milk.

Return on sales (EBT to sales), in %


2004
0.7
2005
-7.5
2006

Process engineering

At KRONES, process engineering means combining system expertise and process technology with microbiological and IT expertise to form a seamless, comprehensive solution for our customers' entire production line. KRONES now intends to increasingly apply the process engineering expertise we have gathered over many years of working with sectors like the brewing industry to other sectors.

Like milk. Milk is an extremely sensitive product that requires especially careful handling – and even more so the longer it is supposed to keep. KRONES process engineering delivers state-of-the-art systems for ultra heat treatment and pasteurisation as well as systems for mixing milk-based products according to specific formulas.

Our VarioAsept and VarioFlash UHT and flash pasteurisation systems provide the treatment needed to give dairy products the desired shelf life properties. By integrating the sterile tanks and the necessary peripherals like our AquaAsept sterile water UHT system and our VarioClean CIP system, KRONES process engineering is once again effectively combining individual modules into powerful systems. What is critical here is that we are implementing all the current knowledge about hygienic design as well as the comprehensive definition of the aseptic area in order to ensure the greatest possible degree of biological safety. Our flash pasteurisers are designed in accordance with the rules of »hygienic design« and support CIP cleaning.

KRONES filling and process engineering pilot plant

Our state-of-the-art filling and process engineering pilot plant provides a scientific basis for new process engineering methods and trials. Here, we treat and fill beverages and other liquid products under live production conditions – for example, in order to try out new formulas in small batches. In this way, we can work together with our customers to test the production, optimal processing, and filling of their products in a manner specific to each of their needs in a test run.

Above-average growth in process engineering

With a volume of around €4bn, the global market for process engineering is almost as large as the market for beverage bottling and canning lines. In 2006, KRONES process engineering generated sales of around €197m, following €183m in 2005. A higher percentage of our process technology sales in 2005 came from breweries due to a number of larger projects in that area. In 2006, sales shifted toward process technology for CSD and milk. We expect earnings results in this area to be in the black for the first time this year. Our annual growth target for process engineering is 10% on average.

With a volume of around €4bn, the global market for process engineering is almost as large as the market for beverage bottling and canning lines.

Low output range (KOSME)

Our KOSME segment, which offers lines for outputs of up to 12,000 containers per hour, developed well in 2006, increasing its return on sales from 2.0% to 4.6%.

Our subsidiary KOSME offers a product range similar to that of our »machines and lines for product filling and decoration segment«, but for less demanding applications. KOSME serves customers with smaller operations, which perfectly complements KRONES' business.

Sales revenues

KOSME our smallest segment contributing 3.8% of overall sales in 2006, increased sales 8.4% to €72.2m. The segment's strongest sales region was Southern Europe, particularly Italy. Since smaller German breweries prefer to do business locally, KOSME has established a sales organisation in Germany.


Germany
4.6% (€3.3m)
Europe
63.0% (€45.5m)
Other regions
32.4% (€23.4m)

Sales 2006: €72.2m


Germany
1.5% (€1.0m)
Europe
66.1% (€44.1m)
Other regions
32.4% (€21.6m)

Sales 2005: €66.6m

Segment earnings

KOSME boosted its profits considerably in 2006. Earnings before taxes jumped from €1.3m to €3.3m. Thus, having KOSME offer a full range of products and services has paid off. The segment's EBT margin was 4.6% in 2006, up from 2.0% in 2005 when restructuring costs kept the margin low.

Return on sales (EBT to sales), in %


2004
4.1
2005
2.0
2006
4.6

KOSME is strategically important for KRONES

KOSME is a perfect complement to KRONES in the market for beverage filling lines, particularly now that our subsidiary has made the transition from building individual machines to providing complete systems. With KOSME lines, which are specially tailored to the production requirements of smaller operations, KRONES has access to customers who would never consider using the large high-performance lines KRONES produces. KOSME also gives us access to industries outside the beverage industry and regions in which we were previously underrepresented. Strategically, KOSME gives our customers access to markets like beverages in PET. They might start with a small-scale line from KOSME with an output of up to 10,000 containers per hour, which is perfect for making a cost-effective shift into this type of packaging. As volume increases, they might begin to consider a larger line from KRONES.

KRONES technology in KOSME lines

In addition to KRONES' financial participation, KOSME also benefits heavily from KRONES technology. Innovations made at the parent company also make their way into KOSME lines, which are smaller and less complex than KRONES lines but of equal quality. KOSME also made impressive innovations in 2006, for example, planning and delivering its first complete PET filling line for beer to a brewery that had previously bottled its products exclusively in glass and has now begun bottling in plastic. KOSME also unveiled the *Isoblock*, a new beer filler that is specially designed for low-oxygen filling and capable of filling and capping up to 10,000 glass beer bottles with swing-stopper closures per hour.



Isoblock is a new beer filler that is specially designed for low-oxygen filling and is capable of filling and capping up to 10,000 glass beer bottles with swing-stopper closures per hour.

KOSME now has a sales team in Germany

In March 2006, KOSME launched its own sales organisation in Germany. While smaller breweries and wineries had seemed hesitant to contact KOSME directly in Italy, the new representative office in Germany was very well received at the Brau Beviale in Nuremberg in November. The German market has since advanced to one of our subsidiary's focus areas alongside Eastern Europe and Russia. KOSME has now delivered a complete PET line for beer to Germany for the first time and was also chosen by a winery to supply its compact machines that are specially designed for bottling wine and labelling wine bottles.

Research and development (R&D)

The research and development teams within the KRONES GROUP work with cutting edge technologies and methods to transform ideas into innovative systems, machines, and services. This is essential to KRONES' ability to maintain and expand its market leadership. We have been increasing R&D spending for several years in order to keep our company's innovative power at the highest possible level and to secure our technological edge. In 2006, R&D spending was up similarly to sales and accounted for five to six percent of sales revenues – a very large share compared with other companies in the industry.

New products – the result of our longtime spirit of innovation

We're investing more heavily in research and development than our competitors to further consolidate our technological leadership in the market.

For KRONES, it is important that the R&D process be conducted in a way that is efficient and customer-oriented. At the end of the innovation process, this is reflected in new products and satisfied customers. In 2006, KRONES R&D yielded new machines and systems in all of our divisions. The following are a few highlights and examples of our R&D activities.

Our new labelling pilot plant went into operation in March 2006, joining an existing network of pilot plants covering filling and process engineering, plastics, and recycling. This network gives us a broad basis upon which to conduct interdisciplinary trials in the best way possible to meet our customers' highest expectations.

In filling technology, KRONES expanded its product range for aseptic filling to include an entirely new variant, the *PET Asept FDA* process, designed to meet the requirements of the US Food and Drug Administration (FDA) for the aseptic filling of low-acid products.

In collaboration with the Dutch brewery Bavaria, we developed the world's most advanced double-end bottle washer. The machine is capable of handling up to 60,000 reusable glass bottles per hour. Design modifications resulted in longer maintenance and cleaning intervals, increasing machine uptime. We significantly improved the microbiological quality of the bottle cleaning result. We also reduced the amount of energy, water, and chemicals consumed by the machine, thus bringing down operating costs considerably.

KRONES developed a multireel magazine for wrap-around labelling from a reel with our *Contiroll* labeller. The new magazine can accommodate eight label web reels, so it can operate for up to an entire eight-hour shift – depending on operating speed and label length – without the need for operator intervention.

In our lower output range, we designed a new empty bottle inspector, the *Smartronic*, specially for smaller breweries and beverage producers. With a maximum throughput of 18,000 containers per hour, the Smartronic provides an optimal cost-benefit ratio for small and mid-sized operations.

We set a new milestone in PET bottle production with our *Wall Wizard* and *Temperature Wizard*. Combined, the two devices reduce variation in wall thickness and thus the amount of material used.

KRONES impressed customers with new and innovative products in all its divisions in 2006. We're not only the market leader. We're also the technological leader.

A new modular design for our packing and palletising technology enables our customers to considerably improve efficiency along their entire value chain.

In systems engineering, we used the iPanel visualisiation platform to develop an all-in-one device that operates and monitors the controls of the base machine as well as all its associated subsystems.

Steinecker innovations ensure top product quality

The Steinecker *Calypso*, a newly designed tank for hot wort treatment, has been cost-effectively optimising brewing processes in several breweries since 2006. With our brewhouse system, which includes innovative developments like *ShakesBeer* mashing technology, the *Pegasus* lautering system, and the *Stromboli* wort boiling system as well as automation and process control technology, we're responding to the exact needs and demands of the brewing industry. Steinecker innovations help breweries achieve considerable savings in energy, material, and labour costs while at the same time ensuring environmentally friendly production, high efficiency, and outstanding product quality.



The Whirlpool Calypso is a newly designed tank for cost-effectively optimising the brewing process.

Internal logistics completes its first projects

Last year, KRONES ventured into a new market segment with its solutions for internal logistics. Among the projects we completed were the construction of a new fully automated high-bay warehouse and the modernisation and expansion of an existing warehouse during ongoing production. For the latter, we reorganised the entire warehouse in terms of space and controls. In addition to providing the structural steel work and conveyor technology, we also provided the complete control technology and integrated a new material flow computer and warehouse management system into the existing software structure.

We built the warehouse management system for a brewery's block warehouse and implemented the batch tracing system required by an EU Directive. KRONES-installed automated order-picking and loading processes and yard management for truck loading and unloading ensure optimal logistics.

In another project, KRONES was charged with building a high-bay warehouse for packaged sugar. In addition to the structural steel work, conveyor technology, and storage and retrieval systems, the order also provided the complete control technology and the integration of a new material flow computer and warehouse management system into the existing software architecture. The state-of-the-art warehouse accommodates 15,900 pallet slots.

Lifecycle Service rounds out our product spectrum

A substantial portion of our business comes from the services and machine and line maintenance activities provided by our *Lifecycle Service* division, which was established two years ago. With KRONES *Lifecycle Service*, we offer our customers comprehensive service support to ensure smooth production, maximum machine uptime, and cost-effectiveness throughout the entire useful lives of our machines and lines. In September 2006, we held the first KRONES *Lifecycle Service* symposium, in which we showed representatives from companies in the beverage industry in Germany and neighbouring countries how the right upgrades can boost the performance of their stretch blow-moulding machines for plastic bottle production.

Our customers choose from 10 Lifecycle Service (LCS) modules to create their own customised LCS solutions.


Quotation/Order
Assembly/Installation
Acceptance testing
New machine
KRONES Lifecycle Service
Services
Parts + Software
LCS Solution

Our customers choose from 10 *Lifecycle Service* (LCS) modules to create their own customised LCS solutions. All of the modules help keep KRONES systems operating properly and efficiently for a long time to come.

The **services** we provide are LCS Productivity (line tuning for all stages of the line's life and systematic productivity increases), LCS Maintenance (maintenance and in-house overhauls), LCS Support across all stages of a line's life (support, help desk, teleservice), LCS Design for container design, and LCS Training for operating personnel.



LCS OriginalSpares is an excellent spare parts concept. The highest quality in manufacturing, certified materials, long-term availability, and fast, efficient logistics give our customers around the world security regarding the operation of their KRONES machines and lines.

Parts + Software consists of the following modules: LCS Original Spares (original parts with a safety guarantee and inventory systems), LCS Retrofitting (conversions and upgrades), LCS SoftTools (software for optimising the line's entire life cycle), LCS Materials (high-quality materials and adhesives for labellers), and LCS ReSale (used machines).

In order to make our *Lifecycle Service* available worldwide and quickly deliver spare parts to our customers everywhere, KRONES maintains four centralised *Lifecycle Service* centres – »Europe« in Germany, »North America« in the United States, »South America« in Brazil, and »Asia« in China. Each of these centres manufactures wear and spare parts that are specially tailored to its region. The production centre at our German site in Neutraubling alone has more than 200 employees working exclusively on ensuring the fast, flexible production of spare parts.

KRONES Academy

Academy is an important element of our *Lifecycle Service*. Last year, 8,740 people participated in our LCS Training programmes. These programmes are conducted by trainers with experience in the field and give our customers' operating personnel the knowledge they need about how our machines work – because only when the operating personnel has a full command of our lines in all their complexity can these lines achieve the desired level of efficiency and cost effectiveness.

Academy training course participants


2002
5,450
2003
6,000
2004
7,350
2005
8,520
2006
8,740

The number of people participating in KRONES Academy training courses grew to 8,740 in 2006.

Risk report

- Risks are identified on an ongoing basis
- Monitoring and control instruments improved further

Risk management

We use and continually evolve an internal system to continuously monitor and control all significant business processes so that we can actively manage risks.

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We use and continually evolve an internal system to continuously monitor and control all significant business processes so that we can actively manage these risks.

Monitoring and control system

Long-term optimisation of our cost structures is a significant precondition for KRONES' continued success. Ongoing measures and those that are still in the planning are aimed at bettering our company's cost structures and thus steadily improving our earnings situation.

- Annual planning
- Forecasts
- Monthly and quarterly reports
- Capital expenditure planning
- Production planning
- Capacity planning
- Accounts receivable management
- Insurance policies

We record, analyse, and evaluate relevant risks in a process that entails planning, information, and monitoring. We monitor material risks and any implemented countermeasures in ongoing processes throughout the year.

The following risks could have a material influence on the continued development of KRONES:

Cost risks

In order to continually improve our earnings situation, we must optimise our cost structures for the long term. The aim of our cost-reduction measures is not to reduce the number of employees significantly. We are continually improving our production processes in order to further optimise costs.

Credit risks

In our export operations, we use traditional hedging instruments to minimise credit risks, particularly default and country risks. To limit our receivables risk, our payment terms are adapted to account for upstream work.

We help our customers finance the purchase of our machines and lines by advising them and putting them in touch with the appropriate banks, leasing companies, or other financing options.

KRONES expects to gain significant competitive advantage from a cooperation agreement with Deutsche Leasing AG, Bad Homburg v. d. Höhe. When customers wish to finance the purchase of a KRONES machine, each partner contributes its expertise to the financing concept so that the customer can be provided with a reasonable, tailored financing offer.

Price risks

KRONES operates in a highly competitive market in which some orders are generated by way of prices that do not cover costs. Fixed-price contracts with customers also entail price risks, as we must bear any additional costs that arise. To minimise this risk, KRONES has introduced a process of structured order analysis in which each inquiry and each quotation is assessed on the basis of financial, technical/technological, and regional risks. This allows us to assess risks and margins in advance.

Competition from »low wage countries« also presents a risk in the medium to long term.

Procurement risks

KRONES uses targeted material and supplier risk management to counter procurement risks. With respect to suppliers, we face risks relating to products, deadlines, and quality. A specially designed process for supplier selection, monitoring, and control helps minimise these risks.

Currency risks

Because exports to countries outside the European monetary union make up a significant portion of total sales, we are subject to currency risks. We use currency hedging tools to counter these risks as well as possible. We are also increasing the volume of purchasing and sales transactions we do in euros.

Personnel risks

KRONES depends on highly qualified employees. One risk we face is that we may have difficulty finding and holding on to such employees. We are countering personnel risks with our own education, training, and continuing education programmes.

We also ensure early access to qualified employees through ongoing cooperation with colleges and universities. We regularly employ doctoral candidates and interns. We also use professional personnel consultants to help us locate employees.

The company agreement that entered into force on 1 January 2005 has enabled us to counter personnel cost pressures as our employees have agreed to work longer, more flexible hours in exchange for our promise to secure employment and the future of our German sites until the year 2010.

Risk controlling

We continually assess and discuss operational risks and document them in reports. The effectiveness of countermeasures that have been implemented is also monitored in controlling processes throughout the year. Apart from sales and all types of expenses, we also look at cash flow and material components of our current assets and our balance sheet, using the figures to assess risks related to ongoing operations and options with respect to future projects.

Summary

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the group's continued existence and we do not expect any fundamental changes to the risk situation. To the greatest extent possible, we have taken precautions, with comprehensive measures for preventing, reducing, and hedging risks, to mitigate business risks that could have a substantial impact on KRONES' assets, financial position, and results of operations.



Social responsibility

- Energy efficient production and machines
- Resource saving products
- Heavy investment in environmental protection
- More employees at KRONES
- Training and continuing education a high priority

Doing business sustainably – and successfully

For KRONES, the world's market leader for beverage filling systems, sustainability informs all of our business activities. This guiding principle places equal weight on economic, social, and environmental criteria. We firmly believe that our philosophy of social responsibility serves as a solid foundation for KRONES' long-term business success. Our systems and services also make an important contribution to the public good – because we are taking an active, sustainable approach to shaping the future, with a steady focus on benefiting our customers, employees, shareholders, and business partners.

Economics

At KRONES, a clear commitment to sustainability informs all of our business activities and shapes our long-term success.

Our business activities revolve around the machines, lines, and solutions we create for our customers. As the technology leader in our industry, we deliver innovative products and services that enable our customers to operate successfully over the long term. Our aim is to gain our customers' trust and confidence by providing high quality, reliability, and sustainability in our products and services. The »KRONES in figures« section of this report (p. 56) shows that we did very well again in 2006.

Environment

Several scientific studies, particularly the United Nations' climate report, have brought global warming to the front of people's minds in 2006. At KRONES, we've long been working to actively help mitigate climate change, undertaking many efforts to reduce the environmental impact of our operations.

We are continually assessing our production with respect to new aspects of environmental compatibility and taking appropriate measures. We also keep environmental criteria in mind when developing our machines. KRONES delivers technologies and systems designed with various ecological factors in mind to enable efficient use of resources.

Environmentally friendly production

For us, sustainability means making the smallest possible impact on the environment – across the entire production process from parts manufacturing to the assembly and installation of our lines. Every stage of our production processes is subject to the strictest of environmental standards. We see it as our duty to minimise the environmental impact of our manufacturing processes.

Our positive business performance over the past several years has resulted in a considerable expansion of our production. Nevertheless, we have managed to limit the increase in waste produced. We have done so by continually modernising our production processes and rigorously focusing on using environmentally compatible, reusable or recyclable materials.

Energy efficiency is equally important to KRONES. With energy costs soaring, energy efficiency is an enormous economic factor alongside environmental compatibility. In 2006 we implemented numerous measures to stem consumption of natural gas, electricity, and heating oil – despite a considerable increase in production. We plan to reduce consumption even further in 2007.

Efficient use of the resources needed for operation is an important concern for us over the entire lifecycle of our products. It's one way we contribute to environmental protection. It also enables us to reduce energy costs – a major cost factor – for our customers in the beverage industry.

Recycling is good for the environment

At KRONES we take a holistic approach to the development and production of our lines. We rigorously ensure that our products are made of recyclable materials. Efficient use of the resources needed for operation is an important concern for us over the entire lifecycle of our products. It's one way we contribute to environmental protection. It also enables us to reduce energy costs – a major cost factor – for our customers in the beverage industry. Our aim is to reduce not only investment and operating costs but also the cost and resources involved in cleaning and maintenance.

Our PET lines incorporate an abundance of measures that focus on sustainability. Our *Contiform S* stretch blow-moulding machine is equipped with our innovative Air Wizard technology, which reduces compressed-air consumption by around 25% compared with older model series. The *Contiform S* also helps our customers reduce energy consumption thanks to a reflector system and the optimised arrangement of its heaters.

The hygienic design of our products reduces cleaning times and consumption of chemicals, water, and electric power. More effective and efficient cleaning processes result in lower costs. We also rigorously ensure that our supplies are made of recyclable materials. For PET bottles, this applies in particular to labels and adhesives.

In addition to opening our labelling pilot plant in 2006, we also intensified our focus on PET recycling. We set up a test plant on a scale of 1:10 at our plant in Flensburg, Germany, for ongoing development in this sector. This enables us to recommend to our customers the optimal processes for container decoration that conform to the highest standards in terms of efficient use of adhesives and easy, complete removal of labels during cleaning. Our test plant allows us to track all of our activities relating to all aspects and all life stages of PET bottles.

Energy-saving machines and lines unite environmental protection and cost-effectiveness

Alongside functionality, cost-effectiveness is a top priority for all of the machines and lines we produce for our customers.

Improving a machine's cost-effectiveness includes assessing and improving its energy consumption. The processes involved in brewing beer are particularly energy-intensive. Our *ShakesBeer* mashing system considerably reduces the heating times involved in mashing, which lowers the amount of energy used in this process step accordingly. The newly developed *Calypso* system, which combines a whirlpool and coolship in one machine, yields remarkable energy savings for breweries.

Washing returnable bottles for reuse is another energy-intensive part of beverage production and bottling. Efficient cleaning concepts for the main caustic bath and the post-caustic bath boost the performance of bottle washers while at the same time reducing operating costs. The bottle washing specialists at our plant in Flensburg, Germany, developed the Parcival microfiltration system as a solution that meets all the requirements of beverage operations. The basic concept is a membrane filtration system that uses hydrocyclone technology integrated into the fluid supply system. Initial practical operation of this system, which is available as optional equipment for bottle washers, showed that it is possible to reduce the level of surfactants in the post-caustic bath and downstream water baths by 50% while using the same amounts of chemicals and water.

Another outstanding example of the ecological efficiency of our systems is the KRONES solar concept for breweries. Enormous volumes of water must be heated in order to bring the hops and malt to the proper consistency for brewing beer. Oil and gas are the fuels traditionally used. Our innovative concept is similar to a solar heating system. It uses highly efficient solar collectors to preheat the water, which is then »fired« in the brewing container. Even on cloudy days, our customers can count on the system thanks to a hot water storage tank.

Investing heavily in environmental protection

Expansion of our site in Neutraubling, Germany, has also progressed steadily over the past several years. Investments totalling around €40m testify to our continued development of our home base. When investing in new and existing buildings, like the filling technology centre and other manufacturing and assembly areas, we replaced building materials that no longer met today's environmental standards. For example, we replaced asbestos-containing materials with new materials when renovating the buildings' roofs.

In our Nittenau, Germany, plant, a new system for cycling and recycling the water used for cleaning workpieces and parts is reducing fresh water consumption.

Social and cultural responsibility

The principles of sustainability also apply to our civic involvement. Beyond our business responsibilities, we are also highly committed to our responsibilities with respect to society, culture, and science and academics. We focus our efforts on those areas where we feel we can make the greatest impact, primarily with projects in our region. We provide charitable donations and sponsoring, particularly for youth work involving sports, charitable projects, and academic and research projects, to which we also contribute knowledge and people. For KRONES, such civic engagement is part and parcel of corporate social responsibility.


Charities
36%
Sports and
miscellaneous 27%
Art and culture
15%
Research and development
22%

2006: €230,000m


Charities
30%
Sports and
miscellaneous 28%
Art and culture
20%
Research and development
22%

2005: €200,000m

Employees

Qualified employees are the very backbone of KRONES' success. We promote not only our employees' technical and professional skills but also their personal development.

As an employer, we bear a very special responsibility with respect to our more than 9,000 employees worldwide. Our human resources policy is aimed at promoting and developing our employees' professional and technical skills as well as their personal skills. This enables us to develop internal structures and processes in harmony with our customers' needs and the demands of the markets and to work together to secure KRONES' future worldwide. We know that our employees are our company's future.

Strong orders situation allows us to expand our workforce

At 31 December 2006, KRONES employed 9,165 people worldwide. That is 136 or 1.5% more than in 2005. KRONES passed the 9,000 mark for the first time in 2005, with 9,029 employees. The very strong orders situation enabled us to increase our workforce somewhat again in 2006, through the insourcing of previously outsourced personnel services, the use of temporary employment services, and the permanent hiring of all the trainees who had completed their training with us. A total of 7,531 people were employed at our German sites, of which 4,815 were in Neutraubling, 797 in Nittenau, 921 in Rosenheim/Raubling, 416 in Freising, and 543 in Flensburg. Another 39 employees are at MAINTEC GmbH in Collenberg am Main, Germany. All told, that represents an increase of 122 or 1.6% over 2005 (7,409 employees). In our subsidiaries and offices abroad, the workforce grew by 14 or 0.9% to 1,634 (2005: 1,620).

The very strong orders situation enabled us to increase our workforce somewhat again in 2006, through the insourcing of previously outsourced personnel services, the use of temporary employment services, and the permanent hiring of all the trainees who had completed their training with us.

Employees by region


2002
7,322
1,172
8,494
2003
7,258
1,432
8,690
2004
7,345
1,552
8,897
2005
7,409
1,620
9,029
2006
1,634
9,165
In Germany
Outside Germany

Continuing education for employees and management

Our employees' and managers' high level of qualification is a critical factor for KRONES' success. That's why we have systematically expanded our human resources development work and are working hard to provide continuing education and development opportunities to our employees. Once again in 2006, we conducted numerous events aimed at enhancing increasingly important interdisciplinary skills and knowledge. These events were very well received by our employees.

Back in 2005, KRONES was already blazing new trails in human resources development with an innovative management training system that focuses on a modern understanding of management within the group. Management was a key topic once again in 2006. A special emphasis was on practical management training that is specially tailored to our company for central department managers, department managers, and group leaders within the Executive Board department of Research & Development and Product Divisions. A total of 104 participants assessed and improved their management skills in company-specific situations in more than 90 training days in 2006. Collaborative training in groups from different divisions and sites promoted networking and the exchange of ideas and experiences.

A similar training series offered management personnel from other Board departments an opportunity to expand their management skills and networks. Another emphasis of our continuing education efforts was on technical and interdisciplinary training in project management. The training series that was launched in 2006 will continue until 2008 and will provide 130 of our employees with holistic training through another 99 training days.

Our employees are well qualified for all aspects of their work

The high level of qualification of our employees is a critical success factor for KRONES. All of our employees have the education and training they need to handle the demanding tasks their work entails. But our employees have more than technical and professional skills. They also have excellent social, interdisciplinary, and intercultural skills, which are so critical to global companies like KRONES.

Almost our entire workforce in Germany has qualified professional training. The high level of qualification of our employees is a critical success factor for KRONES.

Almost our entire workforce in Germany has qualified professional training. Of our employees, 21.8% have a university degree. Skilled workers, who can take advantage of continuing education opportunities to become commercial specialists, technicians, or master craftsmen, make up 14.8% of our workforce.

Employee qualifications in Germany


14.8% Commercial specialists/ technicians/master craftsmen
21.8% University degree
63.4% Qualified vocational training
2006
13.4% Commercial specialists/ technicians/master craftsmen
19.7% University degree
66.9% Qualified vocational training
2005

KRONES takes on more trainees and permanently hires all of its graduates

In Germany, KRONES trained 418 young people in 2006 (2005: 394), of whom 264 were in Neutraubling, 48 in Nittenau, 23 in Freising, 41 in Rosenheim, and 42 in Flensburg. Of these, 324 are receiving training in industrial fields and 94 in technical and commercial fields.

Workforce structure in Germany


Commercial/technical employees
4,132
Industrial employees
2,981
Commercial/technical trainees
94
Industrial trainees
324
Commercial/technical employees
3,969
Industrial employees
3,046
Commercial/technical trainees
91
Industrial trainees
303

Total workforce in 2006: 7,531

Total workforce in 2005: 7,409

»We're glad to invest in training because our future depends on our having a good, motivated workforce.« Volker Kronseder KRONES invests between €65,000 and €70,000 in each of our trainees.

KRONES is investing in the future. Last year, KRONES invested between €65,000 and €70,000 in each of our trainees. On 1 September 2006, 126 school leavers began training within the KRONES GROUP. On 9 September 2006, we once again conducted a training day in our Neutraubling and Nittenau plants. The event was aimed at young people wishing to apply for a training slot with KRONES in the near future. The numerous participants received an inside look at the training options we offer and had an opportunity to speak one-on-one with trainers and current trainees.

KRONES permanently hired all of the trainees who successfully completed their final examinations with the Chamber of Industry and Commerce in winter or summer in 2006.

Vocational training offers young people excellent career perspectives in our company. KRONES permanently hired all of the trainees who successfully completed their final examinations with the Chamber of Industry and Commerce in winter or summer in 2006. All told, 74 graduates started their professional careers last year, of whom 57 were in Neutraubling, 14 in Nittenau, and 3 in Rosenheim.

KRONES works closely with colleges and universities

When it comes to using new technologies and seeking new solutions, KRONES maintains continuous contact with partners in academia. A good example of this is our close, long-time collaboration with the College of Applied Sciences in Regensburg and the University of Regensburg. We offer students direct experience in the industry through practical semesters and thesis-writing opportunities. These same opportunities also promote a knowledge and technology transfer that benefits both the students and our company. Student interns and degree candidates generally spend several months with KRONES, handling real projects in areas like software development, sales, process engineering, plastics, finance, and controlling. KRONES has honoured the best of the 100-plus graduate theses that have been written here over the past five years. For some students, this also marked the beginning of their career in our company. In order to utilise the potential of dedicated degree candidates for KRONES and to win the loyalty of graduates as highly qualified employees, we have created a special program for university degree candidates that includes a simplified online application process, efficient thesis assignment, and a standardised process for the advising of degree candidates.

Good work pays off

Our bonus system for our production employees offers financial incentives for excellent work. The employees working in each of our segments are personally responsible for calculated costs and quality, from acceptance of orders to production to delivery. Previously defined targets with respect to sales and profits are other yardsticks we use to measure and financially reward employee performance.

New pay structure takes shape

A uniform, fair pay system for all of our company's employees is the aim of our new general pay agreement. It represents a new era in collective pay policy. The system replaces the old, now outdated system that originated in the 1950s and provided for separate pay structures (wages vs. salaries) for blue-collar and white-collar workers. The pay structure under the new general pay agreement is identical for all employees and consists of twelve pay groups. The new structure will make possible uniform, comparable work evaluation across all employee groups. The result is clarity and comparability within our organisational structure and a motivating work environment. The details of the new approach will be optimised in a pilot project that was launched in 2006. The new general pay agreement is slated for implementation groupwide in 2008 and will entail little or no expense to the company.

The new general pay agreement represents a new era in collective pay policy. It creates clarity and comparability within our organisational structure and a motivating work environment.

Events after the balance sheet date

- Large-scale orders from Germany
- Good sales and earnings in early 2007
- Stock split planned

Strong domestic demand continues with large-scale order

KRONES is building a complete bottling plant for Altmühltaler Mineralbrunnen worth more than €80m.

As discussed earlier in this report, demand for our beverage filling lines in Germany increased sharply in 2006. This trend has continued in early 2007. In mid-January, KRONES signed a contract with a volume of over €80m with Treuchtlingen-based Altmühltaler Mineralbrunnen, one of Germany's largest mineral water bottlers. Under the contract, we will build a complete bottling plant with four bottling lines for Altmühltaler Mineralbrunnen. When it is finished, the plant will be capable of filling around 4 million PET plastic bottles with still and carbonated water products and soft drinks daily.

The »VITAQUA« project, as it is called, confirms the growing trend among our customers towards »one-stop shopping«. As general contractor, KRONES is responsible for the entire process technology, filling technology, and warehousing and distribution technology, including the information technology that links it all together. In terms of process technology, we will deliver the water softening and filtration systems, three mixing systems, and a carbonator. The bottling line itself comprises four PET fillers and upstream bottle production. The beverages and all materials and supplies will be stored in a fully automated high-bay warehouse designed by KRONES to accommodate 50,000 pallet slots.

The entire process technology and two of the filling lines will be installed by September 2007. The plant is slated to officially open in fall 2008 after installation of the other two bottling lines and the high-bay warehouse.

2007 off to a good start

KRONES experienced a brisk inflow of orders in the first two months of 2007. New orders and sales were up on the year-earlier figures. And because price pressures had subsided towards the end of 2006, the profitability of new orders has also improved.

The consolidation process in our industry continued with Salzgitter's purchase of Klöckner-Werke and, with it, our competitor KHS. We do not expect this takeover to have a negative impact on future prices.

Executive Board and Supervisory Board propose stock split

The KRONES share hit a new all-time high of €139 on 20 March 2007. In order to promote trading of our share and to make the share more attractive to a broader range of investors, the Executive Board and Supervisory Board of KRONES AG are proposing to the annual shareholders' meeting on 20 June 2007 a 1:3 share split, under which shareholders would receive two additional new shares for each share currently held. The increase in share capital needed for such a split would come from capitalisation of reserves.

Outlook

- Machinery production continues to grow
- New products and services
- Profitability takes priority over growth

Global economy continues to grow at a high rate

The global economy will continue to expand in 2007.

Although the global economy is likely to lose some momentum in 2007, it will likely continue to grow at a high rate. Optimistic forecasts like that of the International Monetary Fund are predicting 4.9% growth, while more cautious economic analysts are anticipating growth rates of just over 4%. In 2006, the global economy grew at a rate of 5.1%. Economists see the high price of oil and major movements on the currency exchanges – in particular, a sharp devaluation of the US dollar – as the greatest risks to the global economy.

The main factor slowing global economic growth will be a cooling of the US economy. After 3.4% GDP growth in 2006, the US economy is expected to experience a »soft landing« with 2.5% growth. However, this slowdown will not derail the global economy, which has been growing steadily for many years. The momentum that countries like China, India, and Russia have developed is too strong for that to happen. For China, economists are once again forecasting growth rates of at least 10%. For the burgeoning economies of Southeast Asia, forecasts are for more than 7% on average. Russia and Japan, the world's second-largest economy, are also expected to experience robust growth.

The economic recovery in Europe will also continue. Although Europe is not expected to repeat its 2.7% growth rate of 2006, economic analysts do expect the euro area to grow at least 2%.

Germany's economy on the upswing

Germany's economy is now experiencing robust growth. The increase in the value-added tax slowed the economy only temporarily. The prevailing mood of economic optimism remained undiminished. That prompted the economic research institutes to raise their growth forecasts for Germany's GDP for 2007 to 1.6% on average.

The machinery sector is booming

Germany's machinery sector will enter its fourth consecutive year of growth in 2007. The German Engineering Federation (VDMA) revised its forecast for output growth upward from 2% to 4%. The reasons for this optimism include large order backlogs, a flourishing export business, and continued high domestic demand.

Growth drivers and opportunities for KRONES

KRONES will share in the general growth of the beverage market again in 2007. We have continually gained market share over the past several years, and this is likely to be the case again in 2007. Our growth will come largely from increasing demand for complete beverage filling lines around the world. KRONES covers the entire process from beverage production and process engineering to bottling, labelling and packaging to the companies' internal logistics – and can thus benefit from the entire value chain.

2007 should be another growth year for KRONES.

The growing trend away from beverage cartons towards plastic (PET) bottles also holds considerable opportunities for us. In Germany, the changes to the beverage container deposit system that entered into effect in 2006 will also continue to drive demand for PET lines.

A significant and growing share of KRONES' sales revenues will come from spare parts and maintenance services provided under our *Lifecycle Service*. KRONES' entry into the field of process engineering also offers strong prospects for growth.

Investing heavily in expanding our sites

Our budget for capital expenditures in property, plant and equipment for 2007 amounts to €61.5m. Another €55.0m are already planned for capital expenditures in 2008. In 2007, KRONES will spend €24m on purchasing land and expanding our sites. In Neutraubling, we will invest around €17m in our technology centre, while around €5m will flow into our Nittenau site. Additional investments will go into machines and technical equipment for large-part manufacturing in our Neutraubling and Nittenau plants. We will also push ahead with the expansion of spare parts production at our plants in China and Brazil in 2007.

Sales will pass the €2bn mark in 2007

Continued high demand for our lines and services lead us to believe that our sales will pass the €2bn mark for the first time in 2007. We expect the highest growth rates in terms of percentages of overall sales to be in process technology and *Lifecycle Service*. In addition to organic growth, we also plan to grow our business through acquisitions, primarily in the area of process engineering, in the medium term.

Sales expectations for 2007


2003
1,435
2004
1,514
2005
1,695
2006
1,911
2007
> 2,000

HGB through 2003, IFRS from 2004 onward

Profitability takes priority over growth

Our motto for 2007 is that profitability takes precedence over growth. By systematically optimising processes, focusing on innovation, and signing the employment pact with our employees, we have significantly boosted our company's efficiency and laid the foundations for more-than-proportionate earnings growth. We anticipate that the price pressures that have persisted for years will not intensify and improved price quality will also yield better earnings. This in turn will also help boost earnings growth.

KRONES is aiming to increase earnings before taxes considerably in 2007. Our target return on sales before taxes is 7%.

Looking at the markets, the market environment, the competitive situation, and the internal measures we are pushing forward, we expect to further improve our performance in the medium term. We aim to pass the €2.1bn mark for sales in 2008.











Less is more

The F1 filler is a major innovation made by KRONES in 2006 through the realisation that innovation can mean paring down, knowing that less is more, or one might even say understanding the Zen of technology development.

The modular design makes it possible to set up a variety of filling options and increases accessibility. The use of servodrives enabled us to do away with the front table. Beverage residues and cleaning agents can flow off unimpeded, making F1 the epitome of hygienic design.

Added value






KRONES Service

There's safety in knowledge

With our new testing laboratories for process engineering, filling technology, labelling, and plastics, KRONES has established a knowledge centre that benefits both our development and our customers.

Customers can test new products and marketing ideas here. From microbiological quality to the physical strength of a container to unusual product decorations – we give our customers security in their decision-making.

Added value



Report by the Supervisory Board



Dr. Lorenz M. Raith
Chairman of the Supervisory Board

Dear readers and shareholders,

In 2006, the Supervisory Board of KRONES AG performed the duties assigned to it by law and the articles of association, regularly sought information about the progress of business and the situation of the Group in the form of written and oral reports from the Executive Board, and worked closely with the Executive Board in an advisory and supervisory capacity. Four regular meetings of the Supervisory Board were held in 2006, one each quarter. In these meetings, the members of the Supervisory Board and the members of the Executive Board of KRONES AG dealt intensively with ongoing operations and the business development of KRONES, discussed the quarterly financial statements and the status of risk management, and consulted about strategies and planning for the company.

At the first meeting of the Supervisory Board on 22 March 2006 in Neutraubling, the Executive Board presented the preliminary consolidated report for 2005, informed those present about the latest business developments, and provided an overview of the orders situation, production capacity utilisation, the market, and the competitive situation. Other topics included the modified planning for 2006 and the company's current investing activities.

At its second meeting, on 26 April 2006 in Neutraubling, the Supervisory Board ratified the 2005 annual financial statements and the consolidated financial statements and management report for fiscal 2005. The Executive Board and Supervisory Board then discussed the agenda of the annual shareholders' meeting and the appropriation of profit. The Executive Board then presented the management report for the first quarter of 2006 and reported on the current orders situation and production capacity utilisation as well as on the Group's globalisation strategy.

The third meeting of the Supervisory Board was held on 20 September 2006 in Siegsdorf (Upper Bavaria), Germany, and was combined with a tour of Adelholzener Alpenquellen, a KRONES customer. In the Supervisory Board meeting itself, topics such as changes in the competitive environment, earnings quality, and capacity utilisation and output were discussed. The Executive Board gave a preview of consolidated earnings for 2006 and targets for 2007.

The fourth Supervisory Board meeting was held on 22 November 2006 in Neutraubling. Apart from the third-quarter results and the expected annual financial statements for 2006, the main focus of this meeting was on planning for 2007. The Executive Board informed the Supervisory Board about the market, competition, and technology and about plans regarding sales and earnings. Personnel, production, capital expenditures, and upcoming projects and processes were also discussed.

In addition to the Supervisory Board meetings, the members of the Supervisory Board received a written report about the business situation and the earnings and financial position of the KRONES GROUP from the Executive Board each month. The members of the Supervisory Board maintained regular contact with the Executive Board in order to keep abreast of current developments and to consult on important business transactions.

The Supervisory Board concurs with the result of the audit

The annual financial statements of KRONES AG, the consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared by the Executive Board for the period ended 31 December 2006 were examined by the auditors elected by the annual shareholders' meeting, Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Regensburg branch office, and received an unqualified audit report. The audited annual financial statements and consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared for the period ended 31 December 2006 were submitted to all members of the Supervisory Board in good time for the members' own review. The audited financial statements and management reports were the subject of the meeting held to approve the financial statements on 25 April 2007. The auditors also participated in the meeting and reported to the Supervisory Board on the results of their review and the areas on which their review focused.

The Supervisory Board took approving note of the audit result. The final results of the examination by the Supervisory Board revealed no cause for objection. The Supervisory Board approves the annual financial statements for KRONES AG and the consolidated financial statements as well as the proposal for the use of unappropriated profit. The annual financial statements for KRONES AG are thereby ratified.

The Supervisory Board concurs with the Executive Board's proposal regarding the use of unappropriated profit, which provides for a dividend of €1.60 per share for the €26.9m capital stock that is entitled to dividends. The members of the Supervisory Board thank the Executive Board and all managers within the group, the members of the works council, and all employees of the group for their outstanding work.

Neutraubling, April 2007
The Supervisory Board

L. Raith

Dr. Lorenz M. Raith
Chairman of the Supervisory Board

The Supervisory Board and Executive Board

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Attorney
(until 21 June 2006)

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
KARLSBERG BRAUEREI GMBH
HOYER GROUP
(since 21 June 2006)

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
Director of WIRTSCHAFTS-AKADEMIE-WINZER in Regensburg
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Werner Schrödl**
Chairman of the Central Works Council

Executive Board

Volker Kronseder
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* WILDEN AG
KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Compensation report (part of the management report)

Supervisory Board compensation

Compensation of the members of the Supervisory Board is governed by the articles of association and resolved by the annual shareholders' meeting. For fiscal 2006, the articles of association as amended by the annual shareholders' meeting on 21 June 2006 apply.

The Supervisory Board's compensation consists of two components, an annual fixed remuneration of €10,000 and variable compensation that is dependent on consolidated net income. The Chairman of the Supervisory Board receives twice the amount of the fixed remuneration and the Deputy Chairman of the Supervisory Board receives one and one half times the fixed remuneration amount. The variable compensation amounts to €2,000 for each full euro by which total consolidated net income per share exceeds €3.00.

For fiscal 2006, net income per share comes to €7.34. Thus, the variable compensation for each member of the Supervisory Board comes to €8,000.

The total remuneration paid to members of the Supervisory Board amounted to €231k (2005: €135k) including variable portions totalling €96k (2005: €0k).

Moreover, the members of the Supervisory Board receive a flat €600 fee per meeting as reimbursement for their expenses unless they submit proof of having incurred higher expenses.

Members of the Supervisory Board who belonged to the board for only a portion of the fiscal year receive pro-rated compensation

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for members of the Supervisory Board.

Executive Board compensation

The structure of the compensation system for the Executive Board was discussed in detail and determined by the Supervisory Board on the basis of the recommendations contained in the German Corporate Governance Code.

These recommendations for members of the Executive Boards of listed stock corporations contain the following compensation elements:

- fixed elements
- variable elements that are payable annually and based on business performance
- variable elements that serve as long-term incentives containing risk factors

The criteria for determining the appropriateness of the compensation include but are not limited to the tasks of the respective member of the Executive Board, his responsibilities, his personal performance and experience, and the economic situation, performance, and outlook of the enterprise, taking into account its peer companies.

- For fiscal 2006, the direct fixed remuneration of the five active members of the Executive Board was €2,030k (2005: €1,880k). This fixed amount is the base pay stipulated in the members' contracts and is paid out in equal monthly amounts as a salary. This remuneration is generally reviewed as part of the negotiations relating to the extension of the members' contracts. In addition, the members of the Executive Board received fringe benefits in the form of non-cash benefits (company car) amounting to €78k (2005: €78k).

- The variable compensation is based on the achievement of company performance targets. The reference figures are consolidated net income (the primary point of reference) and consolidated sales. The gradation of the targets is determined by the Supervisory Board each year. The variable compensation contains risk elements and is thus not guaranteed compensation. In 2006, the variable compensation amounted to €1,460k (2005: €959k).

- In keeping with the recommendations of the Corporate Governance Code, the Supervisory Board adopted a long-term »performance incentive plan« containing risk elements in 2005. Under this provision, each member of the Executive Board receives a performance incentive that is paid out after no less than ten years of service as a member of the Executive Board of KRONES AG. Board members serving for less than ten years are not entitled to the performance incentive.

The performance incentive is calculated from the relevant Board member's fixed annual remuneration at the time of appointment to the Executive Board and the development of the enterprise value from the time of entry onto the Board to the time at which payment of the incentive comes due.

EBIT, EBITDA, and consolidated sales are used as the basis for calculating enterprise value. If the current enterprise value is less than it was at the time the member joined the Executive Board, the respective member is not entitled to the performance incentive.

In 2006, provisions of €1,008k (2005: €830k) were recognised for the performance incentive.

At KRONES AG there are and have been no stock-option plans or comparable securities-oriented long-term incentive components of remuneration for Executive Board members.

Pension provisions of €5,594k (2005: €4,746k) were recognised for active members of the Executive Board.

For former members of the Executive Board and their surviving dependents, payments amounting to €651k (2005: €637k) were made and pension provisions of €669k (2005: €541k) were recognised.

The disclosure of the total compensation made to each board member by name as recommended under Item 4.2.4 of the German Corporate Governance Code and under §§ 285 (1) No. 9a Sentences 5-9; 314 (1) No. 6a Sentences 5-9 of the German Commercial Code (HGB) is not being implemented. It is the belief of KRONES AG that such disclosure would conflict with personal privacy rights.

Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code.

On the other hand, details relating to the structure of the compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.

Corporate governance at KRONES

An integral part of corporate management and supervision

Regular reports provide open, transparent information about the development of the KRONES GROUP and the company's strategies.

For KRONES, the German Corporate Governance Code is an integral part of governance. The Code presents essential statutory regulations for the management and supervision (governance) of German listed companies and contains internationally and nationally recognised standards for good and responsible governance. The management of KRONES takes the principles and rules of corporate governance into account in all of the company's activities aimed at systematically increasing the company's value for the long term.

Declaration of compliance pursuant to § 161 of the German Stock Corporation Act [Aktiengesetz]

»The Executive Board and Supervisory Board of KRONES AG declare that the recommendations of the ›Government Commission German Corporate Governance Code‹ established by the German federal government regarding the management and supervision of German listed companies, in the version dated 12 June 2006, have been and are being complied with in accordance with the German Corporate Governance Code, which is published online at the KRONES AG website, with the following deviations:

- A deductible is currently not included in the D&O policy for the Executive Board and Supervisory Board (item 3.8 of the Code).

- There are currently no stock options at KRONES AG. Further, separate disclosure about the basic features of the remuneration system or changes to the system is currently not made at the annual shareholders' meeting or on the KRONES AG website but is made in the Annual Report (item 4.2.3 of the Code).

- In keeping with the resolution of the annual shareholders' meeting, total compensation of each member of the Executive Board, subdivided according to fixed, performance-related, and long-term incentive components, is not listed individually by each member's name (item 4.2.4. of the Code).

- Compensation of the members of the Supervisory Board is currently not reported on an individualised basis. Other compensation – for services provided individually, in particular, advisory or agency services – is currently not reported (item 5.4.7 of the Code).

- Shareholdings of the members of the Executive Board and the Supervisory Board of KRONES AG are not disclosed in the corporate governance report (item 6.6 of the Code).

- We are not yet in compliance with the deadline for publication of the consolidated financial statements of KRONES AG within 90 days of the end of the financial year and publication of the interim reports within 45 days of the end of the reporting period (item 7.1.2 of the Code).

Neutraubling, 30 March 2007

For the Executive Board	For the Supervisory Board
Volker Kronseder	Dr. Lorenz Raith
Chairman	Chairman









The secret's in the mix

KRONES' rainbow filler can bottle up to four different flavours of mixed dairy beverages at one time. This innovation earned KRONES a European FoodTec Award in 2006.

This technology, which KRONES developed based on a suggestion from the dairy industry, enables dairies to streamline their internal processes. The ability to deliver multiple flavours of product in this manner also gives our customers access to large grocery store chains.

Added value









A warehouse is more than shelves

Internal logistics is one of the areas that will drive growth in the years ahead. The wide variety of products and packaging on the market today requires state-of-the-art technology for controlling the flow of goods in the warehouse.

The beverage industry benefits from KRONES AG's comprehensive expertise. With KRONES, customers have just one contact for all of their needs, and the technology is precisely tailored to the conditions in their own beverage plants. KRONES always has the whole operation in mind.

Added value



Commercial glossary

Associated enterprises	See subsidiaries
Cash flow	Financial figure that indicates the surplus of cash and cash equivalents (net income plus depreciation)
Cash flow statement	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Corporate governance	Responsible corporate management and supervision that is oriented toward long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
Deferred tax items	Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSs. The purpose is to show the tax expense in relation to the result under IFRSs.
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EBIT	Earnings before interest and taxes
EBT	Earnings before taxes
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSs	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX.

Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Non-current assets	Assets not expected to be consumed, converted into cash, sold, or exchanged within the company's normal business cycle (usually 1 year).
Percentage of completion method	Accounting method under IAS 11 that prescribes the recognition of revenue from construction contracts in the income statement.
Price/earnings (PE) ratio	The PE ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the PE ratio, the better the value.
Retained earnings	Earnings that are not distributed to shareholders but are instead reinvested.
Return on equity	Ratio of net income to equity
Return on equity before taxes	Ratio of earnings before taxes to average equity.
Return on investment	Ratio of earnings before taxes and interest relating to debt to total capital.
ROCE	Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
ROS	Return on sales. Ratio of earnings before taxes to sales.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Current assets less current liabilities.
XETRA trading system	Electronic stock market trading system.

Technical glossary

Aseptic (or cold aseptic) beverage filling	Germ-free filling of beverages at ambient temperatures.
Cavity	Blowing mould for a stretch blow-moulding machine.
CIP system	Cleaning in Place. System for cleaning the inside of machines, supply lines, and tanks.
CSD	Carbonated soft drink
Dry sterilisation	Sterilisation of containers using gaseous hydrogen peroxide.
Flash pasteurisation	Brief heating of products in order to extend shelf life.
Hygienic design	Design of machines and line components that is optimised for hygiene and easy cleaning
In-house overhaul	Machine overhaul done at our main plant.
Inspector	Machine that examines bottles or other containers for damage and contaminants.
Internal logistics	Organisation, execution, and optimisation of internal material flows in companies by way of technical systems and services.
Large cavity	Blowing mould for producing PET bottles with a volume of up to 5 litres.
Lautering system	System for separating the wort from the spent grain.
Mash	Mixture of ground malt and water.
Non-beverage sector	The most important non-beverage sectors for KRONES are the food, chemicals, pharmaceuticals, and cosmetics industries.

Pasteuriser	System in which the shelf life of beverages or food products is extended by way of heating.
PET aseptic process	Process for cold aseptic filling of beverages into PET bottles.
Rinser	Machine in which empty bottles are flushed with water or blown out with air prior to filling in order to remove any dust particles and foreign objects.
Small cavity	Blowing mould for producing PET bottles with a volume of 0.6 litres or less.
Sterile water UHT	System for generating sterile water by heating the water to a very high temperature (Ultra High Temperature).
Teleservice	Remote maintenance of machines and lines via modem or Internet.
UHT system	Heating of products at ultra high temperature (UHT) in order to extend shelf life.
Wet sterilisation	Sterilisation of containers using peracetic acid.
Whirlpool	Liquids and solids are separated in the whirlpool.
Wort boiling	The boiling of wort with the addition of hops.
Wrap-around labelling	Application of labels that are glued around the entire girth of a container and overlapped at the ends.


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Added value



Note 6 Taxation

Recognised in the Income Statement

	2007 £m	2006 £m
Current tax expense		
UK corporation tax	505	555
Foreign tax	88	59
Adjustments in respect of prior years	(61)	50
	532	664
Deferred tax expense		
Origination and reversal of temporary differences	147	(16)
Benefit of tax losses recognised	(2)	(2)
Benefit of tax losses recognised – adjustments in respect of prior years	–	(3)
Adjustments in respect of prior years	95	7
	240	(14)
Total income tax expense from continuing and discontinued operations	772	650
Income tax on discontinued operation (note 7)	–	(1)
Total income tax expense from continuing operations	772	649

UK corporation tax is calculated at 30% (2006 – 30%) of the estimated assessable profit for the year. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of effective tax charge for continuing operations

	2007 £m	2006 £m
Profit before tax	2,653	2,235
Effective tax charge at 30%	(796)	(670)
Effect of:		
– (non-deductible expenses)/non-taxable income	(22)	25
– differences in overseas taxation rates	48	26
– adjustments in respect of prior years	(34)	(54)
– share of results of joint ventures and associates	32	24
Total income tax charge for the year from continuing operations	(772)	(649)
Effective tax rate	29.1%	29.0%

In 2007, the UK government announced its intention to propose that Parliament reduce the UK corporate income tax rate from 30% to 28% with effect from 1 April 2008. As of 24 February 2007, the tax rate change was not substantively enacted. If this change had been substantively enacted, the deferred tax liability as at 24 February 2007 would have decreased by approximately £31m and the deferred tax expense by approximately £15m. This would have resulted in a decrease in the effective tax rate from 29.1% to 28.5%.

Tax on items charged to equity

	2007 £m	2006 £m
Current tax credit/(charge) on:		
– foreign exchange movements	(20)	2
– IAS 32 and IAS 39 movement	–	(5)
– share-based payments	19	–
	(1)	(3)
Deferred tax credit/(charge) on:		
– IAS 32 and IAS 39 movement	–	(6)
– share-based payments	47	11
– pensions	(34)	131
	13	136
Total tax on items credited to equity (note 25)	12	133

Note 4 Employment costs, including Directors' remuneration

	2007 £m	2006 £m
Wages and salaries	3,794	3,473
Social security costs	377	271
Post-employment benefits	215	335
Share-based payments expense – equity settled	209	190
	4,595	4,269

The average number of employees by geographical segment during the year was:

	Average number of employees		Average number of full-time equivalents	
	2007	2006	2007	2006
UK	270,417	261,578	184,461	175,459
Rest of Europe	74,017	62,925	67,351	55,160
Asia	68,627	43,710	66,471	42,405
Total	413,061	368,213	318,283	273,024

Note 5 Finance income and costs

	2007 £m	2006 £m
Finance income		
Bank interest receivable and similar income on cash and cash equivalents	56	89
Net pension finance income (note 23)	34	25
Total finance income (on historical cost basis)	90	114
Finance costs		
Interest payable on short-term bank loans and overdrafts repayable within five years	(34)	(77)
Finance charges payable under finance leases and hire purchase contracts	(7)	(6)
4% 125m GBP unsecured deep discount loan stock 2006 (a)	(5)	(12)
6% 150m GBP Medium Term Note (MTN) 2006	(7)	(9)
0.7% 50bn JPY MTN 2006	(1)	(2)
7.5% 258m GBP MTN 2007	(22)	(24)
6% 125m GBP MTN 2008	(11)	(15)
5.25% 500m EUR MTN 2008	(18)	(18)
5.125% 192m GBP MTN 2009	(13)	(18)
6.625% 150m GBP MTN 2010	(10)	(10)
4.75% 750m EUR MTN 2010	(25)	(25)
3.875% 500m EUR MTN 2011	(12)	-
4% RPI GBP MTN 2016 (b)	(16)	(15)
5.5% 350m GBP MTN 2019	(19)	(19)
5% 350m GBP MTN 2023	(16)	–
3.322% LPI GBP MTN 2025 (c)	(15)	(14)
6% 200m GBP MTN 2029	(12)	(12)
5.5% 200m GBP MTN 2033	(11)	(11)
2% RPI GBP MTN 2036 (d)	(11)	–
5% 300m GBP MTN 2042	(14)	–
Other MTNs	(11)	(12)
Capitalised interest	78	67
Total finance costs (on historical cost basis)	(212)	(232)
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	(4)	(9)
Total finance costs	(216)	(241)

(a) Interest payable on the 4% GBP unsecured deep discount loan stock 2006 includes £3m (2006 – £7m) of discount amortisation.

(b) Interest payable on the 4% RPI GBP MTN 2016 includes £7m (2006 – £6m) of RPI related amortisation.

(c) Interest payable on the 3.322% LPI GBP MTN 2025 includes £7m (2006 – £7m) of RPI related amortisation.

(d) Interest payable on the 2% RPI GBP MTN 2036 includes £7m (2006 – £nil) of RPI related amortisation.

Note 3 Income and expenses

From continuing operations	2007 £m	2006 £m
Profit before tax is stated after charging/(crediting) the following:		
Profit arising on property-related items	(92)	(77)
Rental income, of which £166m (2006 – £140m) relates to investment properties	(210)	(175)
Direct operating expenses arising on rental earning investment properties	47	46
Costs of inventories recognised as an expense	31,104	29,640
Stock losses	581	533
Depreciation of property, plant and equipment and investment property	785	758
Net impairment/(reversal of impairment) of property, plant and equipment	19	(5)
Amortisation of internally-generated development intangible assets	69	56
Amortisation of other intangibles	24	20
Operating lease expenses (a)	394	360

(a) Operating lease expenses include £89m (2006 – £71m) for hire of plant and machinery.

During the year, the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor and network firms:

	2007 £m	2006 £m
Audit services		
Fees payable to the Company's auditor for the audit of the Parent Company and consolidated annual accounts	0.6	0.4
Non-audit services		
Fees payable to the Company's auditor and network firms for other services:		
– the audit of the accounts of the Company's subsidiaries pursuant to legislation	2.3	2.3
– other services pursuant to such legislation	0.2	0.3
– other services relating to taxation	2.3	2.5
– other services relating to corporate finance transactions	0.2	0.3
Total auditor remuneration	5.6	5.8

In addition to the amounts shown above, the auditors received fees of £0.1m (2006 – £0.1m) for the audit of the main Group pension scheme.

A description of the work of the Audit Committee is set out in the Corporate Governance Report on pages 22 to 26 and includes an explanation of how objectivity and independence is safeguarded when non-audit services are provided by PricewaterhouseCoopers LLP.

Note 2 **Segmental reporting** continued

Year ended 25 February 2006	UK £m	Rest of Europe £m	Asia £m	Total £m
Continuing operations				
Revenue				
Sales (excluding VAT) to external customers	29,990	5,095	4,369	39,454
Result				
Segment operating profit	1,788	263	229	2,280
Share of post-tax profit from joint ventures and associates	78	–	4	82
Net finance costs				(127)
Profit before tax				2,235
Taxation				(649)
Profit for the year from continuing operations				1,586
Discontinued operation				
Loss for the year from discontinued operation				(10)
Profit for the year				1,576

	Continuing operations						
	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m	Discontinued operation £m	Total £m
Assets and liabilities							
Segment assets	14,906	3,888	3,012	167	21,973	114	22,087
Investments in joint ventures and associates	461	2	13	–	476	–	476
Total assets	15,367	3,890	3,025	167	22,449	114	22,563
Segment liabilities	(5,025)	(708)	(692)	(6,608)	(13,033)	(86)	(13,119)
Total net assets					9,416	28	9,444
Other segment information							
Capital expenditure (including acquisitions through business combinations):							
– Property, plant and equipment	1,673	549	440	–	2,662	3	2,665
– Investment property	1	10	10	–	21	–	21
– Goodwill and other intangible assets	126	12	28	–	166	–	166
Depreciation:							
– Property, plant and equipment	508	146	95	–	749	4	753
– Investment property	–	4	5	–	9	–	9
Amortisation of intangible assets	63	7	6	–	76	–	76
Impairment losses recognised in the Income Statement	(29)	(18)	–	–	(47)	–	(47)
Reversal of prior period impairment losses through the Income Statement	29	23	–	–	52	–	52
Profit/(loss) arising on property-related items	90	(6)	(7)	–	77	–	77

Business segments

The Group has one business segment, retail and associated activities.

	2007 £m	2006 £m
Revenue	42,641	39,454
Segment assets	24,493	22,087
Capital expenditure (including acquisitions through business combinations)	3,794	2,852

Note 2 Segmental reporting

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure. Secondary information is reported by a single business segment, retail and associated activities.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan. Following its disposal during the year, the Taiwanese business (previously included within the Asia segment) was classified as a discontinued operation in both the current and prior year.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-bearing borrowings and taxation related assets/liabilities.

Inter-segment turnover between the geographical areas of business is not material.

Geographical segments

Year ended 24 February 2007	UK £m	Rest of Europe £m	Asia £m	Total £m
Continuing operations				
Revenue				
Sales (excluding VAT) to external customers	32,665	5,559	4,417	42,641
Result				
Segment operating profit	2,083	324	241	2,648
Share of post-tax profit/(losses) of joint ventures and associates	111	–	(5)	106
Profit on sale of investments in associates	25	–	–	25
Net finance costs				(126)
Profit before tax				2,653
Taxation				(772)
Profit for the year from continuing operations				1,881
Discontinued operation				
Profit for the year from discontinued operation				18
Profit for the year				1,899

	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m
Assets and liabilities					
Segment assets	16,323	4,552	3,397	221	24,493
Investments in joint ventures and associates	307	2	5	–	314
Total assets	16,630	4,554	3,402	221	24,807
Segment liabilities	(5,602)	(903)	(1,031)	(6,700)	(14,236)
Total net assets					10,571
Other segment information					
Capital expenditure (including acquisitions through business combinations):					
– Property, plant and equipment	1,765	786	516	–	3,067
– Investment property	–	36	22	–	58
– Goodwill and other intangible assets	197	52	420	–	669*
Depreciation:					
– Property, plant and equipment	520	155	99	–	774
– Investment property	–	7	4	–	11
Amortisation of intangible assets	79	8	6	–	93
Impairment losses recognised in the Income Statement	(44)	(35)	(3)	–	(82)
Reversal of prior period impairment losses through the Income Statement	17	46	–	–	63
Profit/(loss) arising on property-related items	98	–	(6)	–	92

* Includes £166m of goodwill transferred in from joint ventures, following the acquisition of additional shares in dunnhumby and Hymall.

Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the Income Statement for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions – Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yield rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore, within underlying profit we have included the 'normal' cash contributions for pensions but excluded the volatile element of IAS 19 to represent what the Group believes to be a fairer measure of the cost of providing post-employment benefits.

- Exceptional items – due to their significance and special nature, certain other items which do not reflect the Group's underlying performance have been excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. In 2006/07, exceptional items are as follows:
  - Pensions adjustment relating to the Finance Act 2006 – Following changes introduced by the Finance Act with effect from April 2006 (Pensions A-Day), Tesco's UK approved pension schemes have implemented revised terms for members exchanging pension at retirement date, allowing them the option to commute (convert) a larger amount of their pension to a tax-free lump sum on retirement. Accordingly, the assumptions made in calculating the defined benefit pension liability have been revised, and a gain of £250m has been recognised in the Income Statement during the year. Changes to scheme rules in the Republic of Ireland affecting early retirement have reduced pension liabilities by a further £8m, which is also recognised in the Income Statement. Future revisions to the commutation assumption will be reflected within the Statement of Recognised Income and Expense.
  - Impairment of the Gerrards Cross site – As detailed in the 2006 Annual Report, the Group regards each individual store as a cash-generating unit, with each store tested for impairment if there are indications of impairment at the Balance Sheet date. We are facing continuing uncertainty in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. No decision has yet been taken about the future of this site. However, at year end we have written off the carrying value of our existing asset there (an impairment of £35m). We are not yet in a position to assess any recoveries or liabilities in respect of ongoing claims.

Note 1 Accounting policies continued

Treatment of agreements to acquire minority interests
The Group has entered into a number of agreements to purchase the remaining shares of subsidiaries with minority shareholdings.

Under IAS 32 'Financial Instruments: Disclosures', the net present value of the expected future payments are shown as a financial liability. At the end of each period, the valuation of the liability is reassessed with any changes recognised in the Income Statement within finance costs for the year. Where the liability is in a currency other than Pounds Sterling, the liability has been designated as a net investment hedge. Any change in the value of the liability resulting from changes in exchange rates is recognised directly in equity.

Provisions
Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease.

Recent accounting developments
Standards, amendments and interpretations effective for 2006/07 with no significant impact on the Group:

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006, however, their implementation has not had a significant impact on the results or net assets of the Group:

- Amendment to IAS 21 'Net investment in foreign operation'
- Amendment to IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' on Financial Guarantee Contracts
- Amendment to IAS 39 on the fair value option
- Amendment to IAS 39 on cash flow hedge accounting of forecast intragroup transactions
- IFRIC 4 'Determining whether an arrangement contains a lease'
- IFRIC 5 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds'

Standards, amendments and interpretations not yet effective but not expected to have a significant impact on the Group:

- IFRS 7 'Financial Instruments: Disclosures' and amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures' were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by IAS 32 and IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions'. The adoption of IFRS 7 will have no impact on the results or net assets of the Group.
- IFRS 8 'Operating Segments' was issued in November 2006 and is effective for accounting periods beginning on or after 1 January 2009. This new standard replaces IAS 14 'Segment Reporting' and requires segmental information to be presented on the same basis that management uses to evaluate performance of its reporting segments in its management reporting. The adoption of IFRS 8 will have no impact upon the results or net assets of the Group.
- IFRIC 7 'Applying IAS 29 'Hyperinflationary accounting' for the first time'
- IFRIC 8 'Scope of IFRS 2'
- IFRIC 9 'Reassessment of embedded derivatives'
- IFRIC 10 'Interim financial reporting and impairment'
- IFRIC 12 'Service concession arrangements'

Standards, amendments and interpretations not yet effective and under review as to their effect on the Group:

- IFRIC 6 'Liabilities arising from participating in a specific market – waste electrical and electronic equipment (WEEE)' – effective from 1 July 2007 (date from which the WEEE Directive is applicable in the UK)
- IFRIC 11 'Scope of IFRS 2 – Group and treasury share transactions' – effective for periods beginning on or after 1 March 2007

Use of non-GAAP profit measures – underlying profit before tax
The Directors believe that underlying profit before tax and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships when allowed under the rules of IAS 39 and when practical to do so. Sometimes the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

Derivative financial instruments and hedge accounting
The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Derivative financial instruments are recognised and stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, by discounted cash flows, or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Income Statement. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged.

In order to qualify for hedge accounting, the Group is required to document from inception the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period end to ensure that the hedge remains highly effective.

Financial instruments with maturity dates of more than one year from the Balance Sheet date are disclosed as non-current.

Fair value hedging
Derivative financial instruments are classified as fair value hedges when they hedge the Group's exposure to changes in the fair value of a recognised asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps (including cross currency swaps).

Cash flow hedging
Derivative financial instruments are classified as cash flow hedges when they hedge the Group's exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Income Statement in the same period or periods during which the hedged transaction affects the Income Statement. The classification of the effective portion when recognised in the Income Statement is the same as the classification of the hedged transaction. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Income Statement within finance costs.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement.

Net investment hedging
Derivative financial instruments are classified as net investment hedges when they hedge the Group's net investment in an overseas operation. The effective element of any foreign exchange gain or loss from remeasuring the derivative is recognised directly in equity. Any ineffective element is recognised immediately in the Income Statement. Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions and currency options.

Note 1 Accounting policies continued

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each Balance Sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the Balance Sheet date. All differences are taken to the Income Statement for the period.

The financial statements of foreign subsidiaries are translated into Pounds Sterling according to the functional currency concept of IAS 21 'The Effects of Changes in Foreign Exchange Rates'. Since the majority of consolidated companies operate as independent entities within their local economic environment, their respective local currency is the functional currency. Therefore, assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated at exchange rates prevailing at the date of the Group Balance Sheet; profits and losses are translated into Pounds Sterling at average exchange rates for the relevant accounting periods. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are non interest-bearing and are recognised initially at fair value, and subsequently at amortised cost using the effective interest rate method, reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are recognised at trade date. Investments are classified as either held for trading or available-for-sale, and are recognised at fair value.

For held for trading investments, gains and losses arising from changes in fair value are recognised in the Income Statement.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net result for the period. Interest calculated using the effective interest rate method is recognised in the Income Statement. Dividends on an available-for-sale equity instrument are recognised in the Income Statement when the entity's right to receive payment is established.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Group after deducting all of its liabilities.

Interest-bearing borrowings

Interest-bearing bank loans and overdrafts are initially recorded at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Income Statement over the period of the borrowings on an effective interest basis.

Trade payables

Trade payables are non interest-bearing and are stated at amortised cost.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and fair value less costs to sell using the weighted average cost basis.

Cash and cash equivalents

Cash and cash equivalents in the Balance Sheet consist of cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale and it should be expected to be completed within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Pensions and similar obligations

The Group accounts for pensions and other post-employment benefits (principally private healthcare) under IAS 19 'Employee Benefits'.

In respect of defined benefit plans, obligations are measured at discounted present value (using the projected unit credit method) whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the Income Statement; service costs are spread systematically over the expected service lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense.

Payments to defined contribution schemes are recognised as an expense as they fall due.

Share-based payments

Employees of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with IFRS 2 'Share-based payment', the resulting cost is charged to the Income Statement over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Taxation

The tax expense included in the Income Statement consists of current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the Balance Sheet date.

Tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Note 1 Accounting policies continued

The Group as a lessee

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is included in the Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Income Statement.

Rentals payable under operating leases are charged to the Income Statement on a straight-line basis over the term of the relevant lease.

Sale and leaseback

A sale and leaseback transaction is one where a vendor sells an asset and immediately reacquires the use of that asset by entering into a lease with the buyer. The accounting treatment of the sale and leaseback depends upon the substance of the transaction (by applying the lease classification principles described above) and whether or not the sale was made at the asset's fair value.

For sale and finance leasebacks, any apparent profit or loss from the sale is deferred and amortised over the lease term. For sale and operating leasebacks, generally the assets are sold at fair value, and accordingly the profit or loss from the sale is recognised immediately.

Following initial recognition, the lease treatment is consistent with those principles described above.

Business combinations and goodwill

All business combinations are accounted for by applying the purchase method.

On acquisition, the assets and liabilities and contingent liabilities of an acquired entity are measured at their fair value. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, joint venture or associate at the date of acquisition. If the cost of acquisition is less than the fair value of the Group's share of the net assets of the acquired entity (i.e. a discount on acquisition) then the difference is credited to the Income Statement in the period of acquisition.

At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination's synergies and to the lowest level at which management monitors the goodwill. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before 29 February 2004 (the date of transition to IFRS) was retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been restated and will not be included in determining any subsequent profit or loss on disposal.

Intangible assets

Acquired intangible assets

Acquired intangible assets, such as software or pharmacy licences, are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives.

Internally-generated intangible assets – Research and development expenditure

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward only if all the criteria set out in IAS 38 'Intangible Assets' are met, namely:

- an asset is created that can be identified (such as software or new processes);
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Following the initial recognition of development expenditure, the cost is amortised over the project's estimated useful life, usually at 14%-25% of cost per annum.

Impairment of tangible and intangible assets excluding goodwill

At each Balance Sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Revenue
Revenue consists of sales through retail outlets.

Revenue is recorded net of returns, relevant vouchers/offers and value-added taxes, when the significant risks and rewards of ownership have been transferred to the buyer. Relevant vouchers/offers include: money-off coupons, conditional spend vouchers and offers such as buy one get one free (BOGOF) and 3 for 2.

Commission income is recorded based on the terms of the contracts.

Clubcard and loyalty initiatives
The cost of Clubcard is treated as a cost of sale, with an accrual equal to the estimated fair value of the points issued recognised when the original transaction occurs. On redemption, the cost of redemption is offset against the accrual.

The fair value of the points awarded is determined with reference to the cost of redemption and considers factors such as redemption via Clubcard deals versus money-off in store and redemption rate.

Computers for Schools and Sport for Schools and Clubs vouchers are issued by Tesco for redemption by participating schools/clubs and are part of our overall Community Plan. The cost of the redemption (i.e. meeting the obligation attached to the vouchers) is treated as a cost rather than as a deduction from sales.

Other income
Finance income is recognised in the period to which it relates on an accruals basis. Dividends are recognised when a legal entitlement to payment arises.

Operating profit
Operating profit is stated after profit arising on property-related items but before the share of results of joint ventures and associates, finance income and finance costs.

Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate line of business or geographical area of operation. Classification as a discontinued operation occurs upon disposal or earlier, if the operation meets the criteria to be classified as held for sale, under IFRS 5 'Non-current assets held for sale'.

Property, plant and equipment
Property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Property, plant and equipment assets are depreciated on a straight-line basis to their residual value over their anticipated useful economic lives.

The following depreciation rates are applied for the Group:

- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost
- Leasehold properties with less than 40 years unexpired are depreciated by equal annual instalments over the unexpired period of the lease
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 9% to 33%.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

All tangible fixed assets are reviewed for impairment in accordance with IAS 36 'Impairment of Assets' when there are indications that the carrying value may not be recoverable.

Borrowing costs
Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. All other borrowing costs are recognised in the Income Statement in the period in which they occur.

Investment property
Investment property is property held to earn rental income and/or for capital appreciation rather than for the purpose of Group operating activities. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for investment property are consistent with those described for owner-occupied property.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as a lessor
Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment in the lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

Note 1 Accounting policies

General information

Tesco PLC is a public limited company incorporated in the United Kingdom under the Companies Act 1985 (Registration number 445790). The address of the registered office is Tesco House, Delamare Road, Cheshunt, Hertfordshire, EN8 9SL, UK.

As described in the Directors' Report, the main activity of the Group is that of retailing and associated activities.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as endorsed by the European Union, and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

Basis of preparation

The financial statements are presented in Pounds Sterling, rounded to the nearest million. They are prepared on the historical cost basis modified for the revaluation of certain financial instruments.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The Group financial statements consist of the financial statements of the ultimate Parent Company (Tesco PLC), all entities controlled by the Company (its subsidiaries) and the Group's share of its interests in joint ventures and associates.

Where necessary, adjustments are made to the financial statements of subsidiaries, joint ventures and associates to bring the accounting policies used into line with those of the Group.

Subsidiaries

A subsidiary is an entity whose operating and financing policies are controlled, directly or indirectly, by Tesco PLC.

The accounts of the Parent Company's subsidiary undertakings are prepared to dates around the Group year end apart from Hymall, which for this reporting period have been prepared to 31 December 2006. Hymall has a different year end to the Group, as it is yet to be aligned with the Group year end following its acquisition in December 2006.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Joint ventures and associates

A joint venture is an entity in which the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other venturers under a contractual agreement.

An associate is an undertaking, not being a subsidiary or joint venture, over which the Group has significant influence and can participate in the financial and operating policy decisions of the entity.

The Group's share of the results of joint ventures and associates is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures and associates are carried in the Group Balance Sheet at cost plus post-acquisition changes in the Group's share of the net assets of the entity, less any impairment in value. The carrying values of investments in joint ventures and associates include acquired goodwill.

If the Group's share of losses in a joint venture or associate equals or exceeds its investment in the joint venture or associate, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture or associate.

Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity.

Use of assumptions and estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical estimates and assumptions are made in particular with regard to establishing uniform depreciation and amortisation periods for the Group, impairment testing, assumptions for measuring pension provisions, determination of the fair value of obligations to purchase minority interests, classification of leases as operating leases versus finance leases (including on sale and leasebacks), the likelihood that tax assets can be realised and the classification of certain operations as held for sale.

Group cash flow statement Year ended 24 February 2007

	notes	2007 £m	2006* £m
Cash flows from operating activities			
Cash generated from operations	28	3,532	3,412
Interest paid		(376)	(364)
Corporation tax paid		(545)	(429)
Net cash from operating activities		2,611	2,619
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(325)	(54)
Proceeds from sale of subsidiary, net of cash disposed		22	–
Proceeds from sale of joint ventures and associates		41	–
Purchase of property, plant and equipment and investment property		(2,852)	(2,561)
Proceeds from sale of property, plant and equipment		809	664
Purchase of intangible assets		(174)	(139)
Net increase in loans to joint ventures		(21)	(16)
Invested in joint ventures and associates		(49)	(34)
Dividends received		124	82
Interest received		82	96
Net cash used in investing activities		(2,343)	(1,962)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		156	123
Net increase in/(repayments of) borrowings		184	(109)
New finance leases		99	-
Repayment of obligations under finance leases		(15)	(6)
Dividends paid		(467)	(441)
Own shares purchased		(490)	(59)
Net cash used in financing activities		(533)	(492)
Net (decrease)/increase in cash and cash equivalents		(265)	165
Cash and cash equivalents at beginning of year		1,325	1,146
Effect of foreign exchange rate changes		(18)	16
Cash and cash equivalents at end of year		1,042	1,327
Less cash held in disposal group		–	(2)
Cash and cash equivalents not held in disposal group	17	1,042	1,325

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Reconciliation of net cash flow to movement in net debt note

	notes	2007 £m	2006 £m
Net (decrease)/increase in cash and cash equivalents		(265)	165
Net cash (inflow)/outflow from debt and lease financing		(268)	115
Net debt included within the disposal group		–	55
Other non-cash movements		18	(357)
Increase in net debt in the year		(515)	(22)
Opening net debt	29	(4,509)	(4,487)
Closing net debt	29	(5,024)	(4,509)

NB. The reconciliation of net cash flow to movement in net debt note is not a primary statement and does not form part of the cash flow statement.

Group balance sheet 24 February 2007

	notes	2007 £m	2006 £m
Non-current assets			
Goodwill and other intangible assets	10	2,045	1,525
Property, plant and equipment	11	16,976	15,882
Investment property	12	856	745
Investments in joint ventures and associates	13	314	476
Other investments	14	8	4
Deferred tax assets	6	32	12
		20,231	18,644
Current assets			
Inventories	15	1,931	1,464
Trade and other receivables	16	1,079	892
Derivative financial instruments	20	108	70
Current tax assets		8	–
Cash and cash equivalents	17	1,042	1,325
		4,168	3,751
Non-current assets classified as held for sale and assets of the disposal group	7	408	168
		4,576	3,919
Current liabilities			
Trade and other payables	18	(6,046)	(5,083)
Financial liabilities			
– Borrowings	19	(1,554)	(1,646)
– Derivative financial instruments and other liabilities	20	(87)	(239)
Current tax liabilities		(461)	(462)
Provisions	21	(4)	(2)
		(8,152)	(7,432)
Liabilities directly associated with the disposal group	7	–	(86)
		(8,152)	(7,518)
Net current liabilities		(3,576)	(3,599)
Non-current liabilities			
Financial liabilities			
– Borrowings	19	(4,146)	(3,742)
– Derivative financial instruments and other liabilities	20	(399)	(294)
Post-employment benefit obligations	23	(950)	(1,211)
Other non-current liabilities	18	(29)	(29)
Deferred tax liabilities	6	(535)	(320)
Provisions	21	(25)	(5)
		(6,084)	(5,601)
Net assets		10,571	9,444
Equity			
Share capital	24/25	397	395
Share premium account	25	4,376	3,988
Other reserves	25	40	40
Retained earnings	25	5,693	4,957
Equity attributable to equity holders of the parent		10,506	9,380
Minority interests	25	65	64
Total equity		10,571	9,444

Sir Terry Leahy
Andrew Higginson
Directors
The financial statements on pages 44 to 97 were authorised for issue by the Directors on 16 April 2007 and are subject to the approval of the shareholders at the Annual General Meeting on 29 June 2007.

Group statement of recognised income and expense Year ended 24 February 2007

	notes	2007 £m	2006* £m
(Loss)/gain on revaluation of available-for-sale investments	14	(1)	2
Foreign currency translation differences		(65)	33
Total gain/(loss) on defined benefit pension schemes	23	114	(443)
(Losses)/gains on cash flow hedges:			
– net fair value (losses)/gains		(26)	44
– reclassified and reported in the Income Statement		(12)	(5)
Tax on items taken directly to equity	6	12	133
Net income/(expense) recognised directly in equity		22	(236)
Profit for the year		1,899	1,576
Total recognised income and expense for the year		1,921	1,340
Attributable to:			
Equity holders of the parent		1,920	1,327
Minority interests		1	13
		1,921	1,340

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Group income statement Year ended 24 February 2007

	notes	2007 £m	2006* £m
Continuing operations			
Revenue (sales excluding VAT)	2	42,641	39,454
Cost of sales		(39,401)	(36,426)
Pensions adjustment – Finance Act 2006	23	258	–
Impairment of the Gerrards Cross site		(35)	–
Gross profit		3,463	3,028
Administrative expenses		(907)	(825)
Profit arising on property-related items	2/3	92	77
Operating profit	2	2,648	2,280
Share of post-tax profits of joint ventures and associates (including £47m of property-related items (2005/06 – £nil))	13	106	82
Profit on sale of investments in associates	13	25	–
Finance income	5	90	114
Finance costs	5	(216)	(241)
Profit before tax	3	2,653	2,235
Taxation	6	(772)	(649)
Profit for the year from continuing operations		1,881	1,586
Discontinued operation			
Profit/(loss) for the year from discontinued operation	7	18	(10)
Profit for the year		1,899	1,576
Attributable to:			
Equity holders of the parent		1,892	1,570
Minority interests		7	6
		1,899	1,576
Earnings per share from continuing and discontinued operations			
Basic	9	23.84p	20.07p
Diluted	9	23.54p	19.79p
Earnings per share from continuing operations			
Basic	9	23.61p	20.20p
Diluted	9	23.31p	19.92p

Non-GAAP measure: underlying profit before tax

	notes	2007 £m	2006* £m
Profit before tax (excluding discontinued operation)		2,653	2,235
Adjustments for:			
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	5	4	9
Total IAS 19 Income Statement charge for pensions	23	432	303
'Normal' cash contributions for pensions	23	(321)	(270)
Exceptional items:			
Pensions adjustment – Finance Act 2006	23	(258)	–
Impairment of the Gerrards Cross site		35	–
Underlying profit before tax	1	2,545	2,277

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

The notes on pages 48 to 97 form part of these financial statements.

Independent auditors' report to the members of Tesco PLC

We have audited the Group financial statements of Tesco PLC for the year ended 24 February 2007 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company financial statements of Tesco PLC for the year ended 24 February 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' Report, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 24 February 2007 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 16 April 2007

Statement of Directors' responsibilities

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRS as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with UK Accounting Standards.

In preparing the Group and Company financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make reasonable and prudent judgements and estimates;
- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the Company financial statements state whether applicable UK Accounting Standards have been followed;
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time, the financial position of the Company and Group, and which enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 1985, and as regards the Group financial statements, Article 4 of the IAS Regulation.

The Directors are responsible for the maintenance and integrity of the Annual Review and Summary Financial Statement and Annual Report and Financial Statements published on the Group's corporate website. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and of the Company and to prevent and detect fraud and other irregularities.

FINANCIAL STATEMENTS CONTENTS

Table 8 Directors' interests in the long-term incentive plan *continued*

Name	Year of release	Award date	As at 25 Feb 2006	Shares awarded	Shares released	As at 24 Feb 2007	Value of shares released £000	Release date	Market price on release (pence)
Miss L Neville-Rolfe (a)	2007	14.05.03	28,488	–	28,488	–	126	16.02.07	444.0
	2008	27.05.04	33,016	–	–	33,016	–	27.05.08	–
	2008	12.05.05	54,538	–	–	54,538	–	12.05.08	–
	2009	24.05.06	56,631	–	–	56,631	–	24.05.09	–
Mr D T Potts	2007	08.05.00	54,600	8,434	63,034	–	280	16.02.07	444.0
	2007	10.04.02	236,389	36,516	272,905	–	1,212	16.02.07	444.0
	2007	09.04.03	185,254	4,854	–	190,108	–	09.04.07	–
	2008	11.04.01	81,857	12,645	–	94,502	–	11.04.08	–
	2008	09.04.03	330,395	51,041	–	381,436	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,832	–	04.05.08	–
	2009	10.04.02	124,054	19,164	–	143,218	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–

(a) Bonus shares shown for Mr R Brasher and Miss L Neville-Rolfe were awarded under the senior management bonus scheme before they joined the Board. These shares can not be retained for an additional three-year period and enhanced. Miss L Neville-Rolfe was appointed on 14 December 2006. The figures above show those shares released since the date of her appointment.

(b) This Plan has been replaced by the Performance Share Plan and Executive Incentive Plan. The last awards under this Plan were made in May 2004.

(c) Long-term awards from 2002 are classed as four-year cycles and Short-term awards from 2004 are classed as two-year cycles as no election for enhancement is possible yet. Long-term awards can be enhanced from the 4th year, extending the cycle to seven years. Short-term awards can be enhanced from the 2nd year, extending the cycle to five years.

Date of award	16.04.99	08.05.00	11.04.01	08.05.01	10.04.02	07.05.02	09.04.03	14.05.03	04.05.04	27.05.04	12.05.05	24.05.06
Award price (pence)	168.83	174.00	259.25	247.50	248.00	261.50	197.25	202.88	243.75	249.88	309.88	316.88

Table 9 is unaudited information

Table 9 Disclosable interests of the Directors, including family interests

	24 Feb 2007		25 Feb 2006 (or on appointment if later)	
	Ordinary shares (a)	Options to acquire ordinary shares (b)	Ordinary shares (a)	Options to acquire ordinary shares (b)
Executive Directors				
Sir Terry Leahy	6,161,039	7,180,596	6,073,840	5,745,347
Mr R Brasher	195,483	2,131,456	226,814	1,763,401
Mr P A Clarke	1,491,104	2,174,667	1,447,286	2,185,101
Mr A T Higginson	1,674,052	2,174,667	1,649,690	2,585,673
Mr T J R Mason	1,963,153	2,128,820	1,627,031	2,585,005
Miss L Neville-Rolfe (c)	255,883	360,012	265,651	360,012
Mr D T Potts	1,843,088	2,174,667	1,791,777	1,856,916
Non-executive Directors				
Mr C L Allen	–	–	–	–
Mr R F Chase	52,653	–	51,662	–
Mrs K Cook	–	–	–	–
Mr E M Davies	2,400	–	2,400	–
Dr H Einsmann	209,353	–	158,673	–
Mr K J Hydon	30,093	–	30,093	–
Ms C McCall	6,408	–	6,365	–
Mr D E Reid (Chairman)	193,347	–	193,264	–

(a) Ordinary shares shown in this table include shares held as part of incentive plans shown in table 8 and shares awarded to Mr T J R Mason under the Performance Share Plan in the form of a promise to deliver shares shown in table 6. Between 25 February 2007 and 16 April 2007, 343 shares were purchased by Executive Directors as part of the Buy As You Earn scheme.

(b) Options to acquire ordinary shares shown above comprise options held under the Executive Share Option schemes, Discretionary Share Option Plan, Save As You Earn scheme, and nil cost options under the Performance Share Plan and Executive Incentive Plan.

(c) Miss L Neville-Rolfe was appointed to the Board on 14 December 2006. The balance for last year for Miss L Neville-Rolfe is shown as at the date of her appointment.

Table 8 Directors' interests in the long-term incentive plan

Name	Year of release	Award date	As at 25 Feb 2006	Shares awarded	Shares released	As at 24 Feb 2007	Value of shares released £000	Release date	Market price on release (pence)
Sir Terry Leahy	2007	08.05.00	121,771	18,811	140,582	–	624	16.02.07	444.0
	2007	10.04.02	462,777	71,491	534,268	–	2,372	16.02.07	444.0
	2007	09.04.03	347,308	9,103	–	356,411	–	09.04.07	–
	2008	11.04.01	176,993	27,342	–	204,335	–	11.04.08	–
	2008	09.04.03	619,413	95,690	–	715,103	–	09.04.08	–
	2008	04.05.04	302,186	7,919	–	310,105	–	04.05.08	–
	2009	10.04.02	242,859	37,518	–	280,377	–	10.04.09	–
	2009	04.05.04	453,279	70,025	–	523,304	–	04.05.09	–
Mr R Brasher (a)	2007	14.05.03	33,464	876	34,340	–	152	16.02.07	444.0
	2008	27.05.04	38,702	1,014	–	39,716	–	14.05.08	–
Mr P A Clarke	2007	08.05.00	50,051	7,731	57,782	–	257	16.02.07	444.0
	2007	10.04.02	236,389	36,516	272,905	–	1,212	16.02.07	444.0
	2007	09.04.03	185,254	4,854	–	190,108	–	09.04.07	–
	2008	11.04.01	81,857	12,645	–	94,502	–	11.04.08	–
	2008	09.04.03	330,395	51,041	–	381,436	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,832	–	04.05.08	–
	2009	10.04.02	124,054	19,164	–	143,218	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–
Mr A T Higginson	2007	08.05.00	70,800	10,937	81,737	–	363	16.02.07	444.0
	2007	10.04.02	258,084	39,870	297,954	–	1,323	16.02.07	444.0
	2007	09.04.03	193,489	5,070	–	198,559	–	09.04.07	–
	2008	11.04.01	95,133	14,697	–	109,830	–	11.04.08	–
	2008	09.04.03	345,080	53,309	–	398,389	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,832	–	04.05.08	–
	2009	10.04.02	135,439	20,923	–	156,362	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–
Mr T J R Mason	2007	08.05.00	70,800	10,937	81,737	–	363	16.02.07	444.0
	2007	10.04.02	258,084	39,870	297,954	–	1,323	16.02.07	444.0
	2007	09.04.03	193,489	5,070	–	198,559	–	09.04.07	–
	2008	11.04.01	95,133	14,697	–	109,830	–	11.04.08	–
	2008	09.04.03	345,080	53,309	–	398,389	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,832	–	04.05.08	–
	2009	10.04.02	135,439	20,923	–	156,362	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–

Table 6 Long-term Performance Share Plan continued

	Date of award/grant	Share price on award date (pence)	As at 25 Feb 2006	Shares awarded/ options granted	As at 24 Feb 2007	Date of release/ date from which exercisable	Expiry date
Mr T J R Mason (a)	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	25.08.2006	346.25	–	206,111	206,111	20.07.2010	–
			388,821	212,423	601,244		
Miss L Neville-Rolfe (b)	18.01.2006	312.25	29,623	–	29,623	18.07.2008	–
	20.07.2006	346.25	57,039	–	57,039	20.07.2009	–
			86,662	–	86,662		
Mr D T Potts	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	20.07.2006	346.25	–	206,111	206,111	20.07.2010	20.07.2016
			388,821	212,423	601,244		

(a) Mr T J R Mason's 2006 award was made in the form of an unfunded promise.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. No shares have been awarded or options granted since the date of her appointment. Those awards detailed were made in the form of restricted shares under the senior management Performance Share Plan.

(c) The Long-term Performance Share Plan replaced the Long-term Executive Incentive Scheme. The first award under the new plan was made in 2004. All awards except those described in notes (a) and (b) above have been made in the form of nil cost options.

(d) The awards are subject to performance conditions based on Return on Capital Employed targets.

(e) The awards are increased to reflect dividends equivalents as each dividend is paid with the exception of the 2004 award on which no dividends accrue.

(f) No options were exercised or lapsed and no shares were released in the year under this Plan.

Table 7 Executive Incentive Plan

	Date of award/grant	Share price on award date (pence)	As at 25 Feb 2006	Shares awarded/ options granted	Shares released/ options exercised	As at 24 Feb 2007	Date of release/ date from which exercisable	Expiry date
Sir Terry Leahy	20.05.2005	311.0	250,626	7,399	–	258,025	20.05.2008	20.05.2015
	26.05.2006	318.5	–	346,950	–	346,950	22.05.2009	22.05.2016
			250,626	354,349	–	604,975		
Mr R Brasher	20.05.2005	311.0	97,330	2,873	–	100,203	20.05.2008	20.05.2015
	26.05.2006	318.5	–	168,869	–	168,869	22.05.2009	22.05.2016
			97,330	171,742	–	269,072		
Mr P A Clarke	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	–	198,037	22.05.2009	22.05.2016
			144,536	202,303	–	346,839		
Mr A T Higginson	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	–	198,037	22.05.2009	22.05.2016
			144,536	202,303	–	346,839		
Mr T J R Mason	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	198,037	–	16.02.2007	–
			144,536	202,303	198,037	148,802		
Mr D T Potts	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	–	198,037	22.05.2009	22.05.2016
			144,536	202,303	–	346,839		

(a) The Executive Incentive Plan replaced the Short-term Executive Incentive Scheme. The first award under the new plan was made in 2005.

(b) The awards are subject to performance conditions based on TSR, earnings per share and corporate objectives.

(c) Mr T J R Mason's 2006 award was made in the form of conditional shares which were released on 16 February 2007 at the discretion of the Remuneration Committee at a market price of 444.0 pence. All other awards have been made in the form of nil cost options.

(d) The awards are increased to reflect dividends equivalents as each dividend is paid.

(e) No options lapsed in the year under the Executive Incentive Plan.

Table 5 Share options held by Directors and not exercised at 24 February 2007 continued

Savings-related share option scheme (1981)

	Date of grant	As at 25 Feb 2006	Options granted in year	Options exercised in year (a)	As at 24 Feb 2007	Exercise price (pence)	Value realisable 2006/07 £000	Value realisable 2005/06 £000
Mr T J R Mason	08.11.2001	1,003	–	1,003	–	198.0	2	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		7,416	1,066	1,003	7,479		2	2
Miss L Neville-Rolfe (b)	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	1,066	–	–	1,066	307.0	–	–
		7,479	–	–	7,479		–	–
Mr D T Potts	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2

(a) Save As You Earn is an all employee share scheme. Options are not subject to performance conditions. All options are exercisable from 1 February in the year which is six years from the year of grant. All options expire six months from their exercise date (i.e. on 1 August of the relevant year). Mr R Brasher exercised his options on 14 February 2007 when the market price was 437.0 pence. All other Directors exercised options on 1 February 2007 when the market price was 419.5 pence. No options lapsed in the year.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. No options have been granted or exercised from the date of her appointment.

Table 6 Long-term Performance Share Plan

	Date of award/grant	Share price on award date (pence)	As at 25 Feb 2006	Shares awarded/ options granted	As at 24 Feb 2007	Date of release/ date from which exercisable	Expiry date
Sir Terry Leahy	28.07.2004	253.45	304,794	–	304,794	28.07.2008	28.07.2014
	12.10.2005	302.75	373,245	11,059	384,304	12.07.2009	12.10.2015
	20.07.2006	346.25	–	361,093	361,093	20.07.2010	20.07.2016
			678,039	372,152	1,050,191		
Mr R Brasher	28.07.2004	253.45	118,367	–	118,367	28.07.2008	28.07.2014
	12.10.2005	302.75	181,668	5,382	187,050	12.07.2009	12.10.2015
	20.07.2006	346.25	–	192,168	192,168	20.07.2010	20.07.2016
			300,035	197,550	497,585		
Mr P A Clarke	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	20.07.2006	346.25	–	206,111	206,111	20.07.2010	20.07.2016
			388,821	212,423	601,244		
Mr A T Higginson	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	20.07.2006	346.25	–	206,111	206,111	20.07.2010	20.07.2016
			388,821	212,423	601,244		

Table 4 Share options held by Directors and not exercised at 24 February 2007 continued

Executive share option schemes (1994) and (1996) and discretionary share option plan (2004)

	Date of grant	Options as at 25 Feb 2006	Options granted in year (a)	Options exercised in year	Options as at 24 Feb 2007	Exercise price (pence)	Date from which exercisable	Expiry date
Miss L Neville-Rolfe (b)	30.04.2004	128,350	–	–	128,350	253.25	30.04.2007	30.04.2014
	22.04.2005	108,050	–	–	108,050	312.75	22.04.2008	22.04.2015
	08.05.2006	116,133	–	–	116,133	318.60	08.05.2009	08.05.2016
		352,533	–	–	352,533			
Mr D T Potts	14.04.2003	501,266	–	501,266	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
		1,315,475	404,896	501,266	1,219,105			

(a) Executive share options are subject to performance conditions measured over three years as set out on page 30. No options lapsed in the year. The market price at exercise is shown in Table 3.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. No options have been granted or exercised from the date of her appointment.

Table 5 Share options held by Directors and not exercised at 24 February 2007

Savings-related share option scheme (1981)

	Date of grant	As at 25 Feb 2006	Options granted in year	Options exercised in year[1]	As at 24 Feb 2007	Exercise price (pence)	Value realisable 2006/07 £000	Value realisable 2005/06 £000
Sir Terry Leahy	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2
Mr R Brasher	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2
Mr P A Clarke	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2
Mr A T Higginson	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2

Table 4 Share options held by Directors and not exercised at 24 February 2007

Executive share option schemes (1994) and (1996) and discretionary share option plan (2004)

	Date of grant	Options as at 25 Feb 2006	Options granted in year (a)	Options exercised in year	Options as at 24 Feb 2007	Exercise price (pence)	Date from which exercisable	Expiry date
Sir Terry Leahy	30.09.1998	126,832	–	–	126,832	164.0	30.09.2001	30.09.2008
	30.11.1999	228,901	–	–	228,901	173.0	30.11.2002	30.11.2009
	20.04.2000	17,673	–	–	17,673	209.5	20.04.2003	20.04.2010
	26.06.2000	780,487	–	–	780,487	205.0	26.06.2003	26.06.2010
	26.04.2001	647,773	–	–	647,773	247.0	26.04.2004	26.04.2011
	15.04.2002	642,471	–	–	642,471	259.0	15.04.2005	15.04.2012
	14.04.2003	939,747	–	–	939,747	197.5	14.04.2006	14.04.2013
	30.04.2004	766,041	–	–	766,041	253.25	30.04.2007	30.04.2014
	22.04.2005	658,673	–	–	658,673	312.75	22.04.2008	22.04.2015
	08.05.2006	–	709,353	–	709,353	318.60	08.05.2009	08.05.2016
Total		4,808,598	709,353	–	5,517,951			
Mr R Brasher	30.09.1998	14,088	–	14,088	–	164.0	30.09.2001	30.09.2008
	24.05.1999	120,220	–	120,220	–	179.42	24.05.2002	24.05.2009
	09.11.1999	22,039	–	22,039	–	184.0	09.11.2002	09.11.2009
	20.04.2000	189,546	–	189,546	–	209.5	20.04.2003	20.04.2010
	26.06.2000	106,613	–	–	106,613	205.0	26.06.2003	26.06.2010
	26.04.2001	101,215	–	–	101,215	247.0	26.04.2004	26.04.2011
	15.04.2002	100,386	–	–	100,386	259.0	15.04.2005	15.04.2012
	14.04.2003	151,900	–	–	151,900	197.5	14.04.2006	14.04.2013
	30.04.2004	296,150	–	–	296,150	253.25	30.04.2007	30.04.2014
	22.04.2005	255,795	–	–	255,795	312.75	22.04.2008	22.04.2015
	08.05.2006	–	345,261	–	345,261	318.60	08.05.2009	08.05.2016
Total		1,357,952	345,261	345,893	1,357,320			
Mr P A Clarke	15.04.2002	328,185	–	328,185	–	259.0	15.04.2005	15.04.2012
	14.04.2003	501,266	–	501,266	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
Total		1,643,660	404,896	829,451	1,219,105			
Mr A T Higginson	26.04.2001	348,178	–	348,178	–	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	358,301	–	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	523,544	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
Total		2,044,232	404,896	1,230,023	1,219,105			
Mr T J R Mason	26.04.2001	348,178	–	348,178	–	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	–	358,301	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	523,544	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
Total		2,044,232	404,896	871,722	1,577,406			

Table 2 Pension details of the Directors

	Age at 24 February 2007/ Years of Company service	Total accrued pension at 24 February 2007 (a, b) £000	Increase in accrued pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of previous column at 24 February 2007 £000	Transfer value of total accrued pension at 25 February 2006 (old basis (c)) £000	Transfer value of total accrued pension at 25 February 2006 (new basis (c)) £000	Transfer value of total accrued pension at 24 February 2007 £000	Increase in transfer value less Directors' contributions £000
Sir Terry Leahy (d)	50/28	627	81	62	1,136	6,715	7,531	9,350	1,816
Mr R Brasher	45/20	241	58	51	542	1,554	1,806	2,559	752
Mr P A Clarke	46/32	295	36	27	309	2,365	2,735	3,364	627
Mr A T Higginson	49/9	212	39	33	419	1,806	2,065	2,711	644
Mr T J R Mason	49/25	322	39	29	374	2,942	3,365	4,132	765
Miss L Neville-Rolfe (e)	54/9	125	47	46	690	n/a	1,192	1,885	693
Mr D T Potts	49/34	326	40	30	387	3,051	3,487	4,281	792

(a) The accrued pension is that which would be paid annually on retirement at 60, based on service to 24 February 2007.

(b) Some of the Executive Directors' benefits are payable from an unapproved pension arrangement. This is secured by a fixed and floating charge on a cash deposit.

(c) The method used for calculating transfer values was revised during the year. Changes in financial conditions and improving mortality rates have meant that the previous basis for calculating transfer values, used since 2004, is not considered to produce suitable values. Transfer values at 25 February 2006 have been restated using the new method for comparative purposes.

(d) Sir Terry Leahy is entitled to retire at any age from 57, with an immediate pension of two-thirds of base salary.

(e) Miss L Neville-Rolfe was promoted to the Board on 14 December 2006. The increase in accrued pension shown is based on the increase since her date of promotion. Similarly, the transfer value as at 25 February 2006 is based on the value of her pension as at the date of promotion.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Table 3 Gains made on share options

	Number of shares at exercise price (pence)								Value realisable 2006/07 (a) £000	Value realisable 2005/06 (a) £000
	164.0	179.42	184.0	209.5	247.0	259.0	197.5	Total		
Date exercisable	30/09/01	24/05/02	09/11/02	20/04/03	26/04/04	15/04/05	14/04/06			
Sir Terry Leahy	–	–	–	–	–	–	–	–	–	496
Mr R Brasher	14,088(ii)	120,220(iii)	22,039(iii)	189,546(iii)	–	–	–	345,893	465	–
Mr P A Clarke	–	–	–	–	–	328,185(vii)	501,266(ii)	829,451	1,026	339
Mr A T Higginson	–	–	–	–	348,178(viii)	358,301(viii)	523,544(vi)	1,230,023	2,266	–
Mr T J R Mason	–	–	–	–	348,178 (iv)	–	523,544(i)	871,722	1,023	–
Miss L Neville-Rolfe (b)	–	–	–	–	–	–	–	–	–	–
Mr D T Potts	–	–	–	–	–	–	501,266(v)	501,266	820	383

	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)
Date of exercise	25/04/06	28/04/06	29/06/06	10/07/06	03/08/06	22/08/06	10/10/06	19/02/07
Market price at exercise (pence)	326.35	320.10	330.00	347.00	361.13	370.00	384.50	446.00

(a) The value realisable from shares acquired on exercise is the difference between the market value at exercise and the exercise price of the option, although the shares may have been retained. The share price at 24 February 2007 was 446.0 pence. The share price during the 52 weeks to 24 February 2007 ranged from 316.25 pence to 446.75 pence.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. The figures above are from the date of her appointment.

(c) Gains made on Save As You Earn share options are not included above. These are detailed in table 5.

Tables 1 to 8 are audited information.

Table 1 Directors' emoluments

	Fixed emoluments			Performance-related emoluments					
	Salary £000	Allowances £000	Benefits (b) £000	Share Incentive Plan £000	Short-term £000	Short-term Deferred Shares £000	Long-term (c) £000	Total 2006/07 £000	Total 2005/06 £000
Executive Directors									
Sir Terry Leahy	1,202	–	99	3	1,240	1,240	834	4,618	3,979
Mr R Brasher	622	–	59	3	660	660	–	2,004	1,622
Mr P A Clarke	686	–	92	3	708	708	434	2,631	2,219
Mr A T Higginson	686	–	88	3	708	708	468	2,661	2,300
Mr T J R Mason (a)	686	542	354	3	1,005	708	467	3,765	2,256
Miss L Neville-Rolfe (d)	90	–	15	–	67	67	–	239	–
Mr D T Potts	686	–	33	3	708	708	436	2,574	2,219
Non-Executive Directors									
Mr C L Allen	69	–	–	–	–	–	–	69	58
Mr R F Chase	109	–	–	–	–	–	–	109	100
Mrs K Cook	62	–	–	–	–	–	–	62	55
Mr E M Davies	70	–	–	–	–	–	–	70	60
Dr H Einsmann	62	–	–	–	–	–	–	62	55
Mr K J Hydon	69	–	–	–	–	–	–	69	58
Ms C McCall	62	–	–	–	–	–	–	62	53
Mr D E Reid (Chairman)	536	–	76	–	–	–	–	612	586
Total	5,697	542	816	18	5,096	4,799	2,639	19,607	15,620

(a) Mr T J R Mason relocated to the US during the year. Benefits and allowances were paid to Mr T J R Mason in line with the Tesco approach to expatriate transfers including one-off payments for relocation, and travel and localisation costs including schooling. For future years this will be reduced to a non-pensionable salary supplement and a more focussed package of benefits which recognises ongoing expatriate costs including travel, medical and tax-related costs and services. Mr T J R Mason's short-term cash bonus includes cash compensation payments in respect of accumulated share rights from existing plans paid in cash as a result of his move to the US.

(b) With the exception of Mr T J R Mason, benefits are made up of car benefits, chauffeurs, disability and health insurance, staff discount and gym/leisure club membership.

(c) The long-term bonus figures shown in table 1 relate to the additional 12.5% enhancements allocated in May 2006 on short-term and long-term awards under the old bonus scheme. The long-term bonuses awarded on 20 July 2006 under the Performance Share Plan were awarded in the form of nil cost options with the exception of Mr T J R Mason who received an unfunded promise to deliver shares. Details of this award are shown in table 6.

(d) Miss L Neville-Rolfe was appointed on 14 December 2006. The figures in table 1 are calculated from the date of her appointment.

The Committee has agreed that new appointments of Executive Directors will normally be on a notice period of 12 months. The Committee reserves the right to vary this period to 24 months for the initial period of appointment and for the notice period to then revert to 12 months. The service agreements are available to shareholders to view on request from the Company Secretary.

Outside appointments

Tesco recognises that its Executive Directors may be invited to become Non-executive Directors of other companies. Such Non-executive duties can broaden experience and knowledge which can benefit Tesco. Subject to approval by the Board, Executive Directors are allowed to accept Non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest. Executive Directors' biographies can be found in the Annual Review on page 47 and fees retained for any Non-executive Directorships are set out below.

Director	Company in which Non-executive Directorship held	Fee retained by the Director in 2006/07 (£000)
Mr P A Clarke	Whitbread Group PLC	45
Mr A T Higginson	BSkyB	53

Note: As stated in the Annual Report and Financial Statements 2006, Mr T J R Mason resigned from G Cap Media PLC on 14 March 2006.

Non-executive Directors

Non-executive Directors have letters of appointment setting out their duties and the time commitment expected. The letters are available to shareholders to view from the Company Secretary. The Chairman meets with each Non-executive Director separately to review individual performance. All Non-executive Directors are subject to re-election by shareholders every three years at the Annual General Meeting and their appointment can be terminated by either party without notice.

The remuneration of the Non-executive Directors is determined by the Chairman and the Executive Committee after considering external market research and individual contribution. Non-executive Directors receive a basic fee of £55,000. To reflect the increased workload and responsibilities of chairing the Audit and Remuneration Committees, the fees received by the Chairs of each of these committees have increased to £15,000 (in addition to their basic Non-executive fee) from 1 March 2007. The fees received by Non-executive Directors for membership of the Audit and Remuneration Committees have increased to £8,000 for each committee, also from 1 March 2007. The fee received by the Senior Independent Non-executive Director, Mr R F Chase, who is also the Deputy Chairman, has increased to £118,000 from 1 March 2007.

The Remuneration Committee determines the Chairman's remuneration, having regard to time commitment and packages awarded to Chairmen of other companies of a similar size and complexity. Mr D E Reid, Non-executive Chairman, received an annual fee of £540,000 this year and has the benefit of a company car.

Compliance

In carrying out its duties, the Committee gives full consideration to best practice. The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the Combined Code. The auditors' report, set out on page 43, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Director Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 33 to 40.

Mr C L Allen
Chairman of the Remuneration Committee

Other elements

- Shares In Success The Group operates a profit sharing scheme (Shares in Success) for the benefit of UK employees including Executive Directors. The scheme is available to employees with at least one year's service at the Group's year end and is recognised as a powerful incentive and retention tool for all employees. Shares in the Company are allocated to participants in the scheme on a pro-rata basis to base salary earned up to HMRC approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of Company performance.
- Save as You Earn Since 1981, the Group has operated a HMRC approved savings-related share option scheme (SAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £250 on a four-weekly basis via a bank/building society with an option to buy shares in Tesco PLC at the end of a three or five-year period at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.
- Buy As You Earn Since January 2002, the Group has operated the partnership shares element of a HMRC approved share investment plan for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £110 on a four-weekly basis to buy shares at market value in Tesco PLC.

Pensions

The retention of key management is critical to the future success of the business and to the growth of shareholder value. Pension provision is central to our ability to foster loyalty and retain experience which is why Tesco wants to ensure that the Tesco Plc Pension Scheme is a highly valued benefit.

All Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at age 60, dependent on service. The Final Salary Scheme is now closed to new entrants but has been replaced by a different defined benefit pension scheme which accumulates each year and is based on career average earnings.

Since April 2006, following implementation of the regulations contained within the Finance Act 2004, Executive Directors will be eligible to receive the maximum pension that can be provided from the registered pension scheme. The balance of any pension entitlement is delivered through an unapproved retirement benefits scheme (URBS). The URBS (SURBS) is 'secured' by using a fixed charge over a cash deposit in a designated account. This provides no greater security than under the registered scheme. In particular, in the unlikely event that the registered scheme were to be wound up with a deficit, members would be no better off under the SURBS arrangements than those paid out of the registered scheme. Under these circumstances, to ensure parity, members of the SURBS would receive the same proportion of their total entitlement as those in the registered scheme.

Over the last few years, pension contributions by our Executive Directors have been increasing progressively. In 2006/07, the level of contribution was 5% of salary and this will increase in July 2007 to 7% which will bring Executive Directors in line with senior management's contribution levels.

Further details of the pension benefits earned by the Directors can be found on page 34.

Performance graph

The graph below highlights the Group's total shareholder return performance over the last five financial years, relative to the FTSE 100 index of companies. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco.


Tesco
FTSE
£170
£140
£110
£80
£50
Feb 01
Feb 02
Feb 03
Feb 04
Feb 05
Feb 06
Feb 07

TOTAL SHAREHOLDER RETURN (TSR)
TSR is the notional return from a share or index based on share price movements and declared dividends

Service agreements

The Executive Directors all have rolling service agreements with no fixed expiry date. These contracts are terminated on notice of 12 months by the Company and six months' notice by the Executive.

If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service agreement or by reason of resignation or unacceptable performance or conduct) the Company will pay, by way of liquidated damages, a sum calculated on the basis of basic salary and the average annual bonus paid for the last two years. No account will be taken of pension or any other benefit or emolument.

Termination payments will be subject to mitigation. This means that liquidated damages amounts will be paid in instalments to permit mitigation and earlier payment will be made based on long service in line with Tesco policy which respects and rewards loyalty. If the termination occurs within one year of retirement, the termination payment will be reduced accordingly.

To reflect his length of service with Tesco and the early age of his appointment as CEO, Sir Terry Leahy's service agreement provides for his full pension entitlement to become available on retirement on or after his 57th birthday.

To incentivise and reward delivery of higher returns from invested capital outside the UK (but excluding the USA), the Committee has decided that, going forward, it will make PSP awards within the Plan limits of a further 50% of salary to each of the Executive Directors, except the US CEO, Mr T J R Mason. These incremental awards will vest subject to the achievement of specific targets based on international ROCE, sales growth and underlying profit growth.

The PSP rules currently require any vested shares to be retained for a further 12 months. The Committee has concluded that it would be appropriate to discontinue this requirement going forward as it believes that the structure of the package which delivers a significant proportion of the package in shares, coupled with the shareholding requirement and actual levels of shareholding, ensures appropriate levels of ongoing executive shareholding. The Committee will be seeking shareholder approval to remove this requirement for 2007/08 and future awards.

Share options

Options over shares with a value of 200% of salary are granted to the Executive Directors. Options are granted with an exercise price equal to the market value at the date of grant and any gain is therefore dependent on increasing the share price between the date of grant and exercise. Vesting of the options is dependent on the achievement of performance conditions, with the first 100% subject to the achievement of EPS growth of at least RPI plus 9% over three years and the balance vesting for achieving EPS growth of at least RPI plus 15%. There is no retesting of performance.

Share options are an important part of the incentive framework for hundreds of senior managers within Tesco. The Committee recognises that some companies are moving away from share options as a result of accounting changes and has again considered the appropriateness of retaining this scheme.

The Committee remains highly confident that the share option plans remain in the best interests of shareholders as they provide a clear, simple incentive arrangement for a large group of senior management, including Executive Directors, and they reward increases in absolute shareholder value.

Share ownership guideline

Executive Directors are normally expected to build and maintain a shareholding with a value at least equal to their basic salary. New appointees will typically be allowed around three years to establish this shareholding. Full participation in the PSP is conditional upon this.

Summary of remuneration elements

All awards made to Executive Directors under the Annual Bonus, PSP and all options granted under the Discretionary Share Option Plan are subject to the satisfaction of performance conditions. If performance is lower than the maximum targets, the short-term bonus and long-term incentives will reduce accordingly. In recommending the proposed changes this year the Committee took into account the Group's growing global leadership, its position as one of the rising companies at the top of the FTSE 100 and increasing competition from private equity in the sector. It has also reviewed the performance conditions for each of the incentive arrangements against the Group's business strategy and concluded that they provide a set of comprehensive and robust measures of management's effort and success in creating shareholder value. A summary of the elements of the package is set out in the table below. The proposed New Business Incentive Plan (for the Group CEO) and the proposed US Long-Term Incentive Plan for the US CEO have not been included as they are subject to shareholder approval.

Part of remuneration	Performance measure	Purpose
Base salary	Individual contribution to the business success	To attract and retain talented people
Annual cash bonus (up to 100% of salary)	Earnings per share and specified corporate objectives	Motivates year-on-year earnings growth and delivery of business priorities
(Additional potential of up to 50% of salary for US CEO)	Objectives relating to early-stage progress in establishing the US operations	Incentivises entrepreneurial spirit and early stage progress of US business
Annual deferred share element (up to 100% of salary)	Total shareholder return, EPS and specified corporate objectives	Generates focus on medium-term targets and by incentivising share price and dividend growth, ensures alignment with shareholder interests
(Additional potential of up to 50% of salary for Group CEO and US CEO)	Objectives relating to early-stage progress in establishing new business ventures for the Group CEO and relating to the successful start-up of the US operations for the US CEO	Incentivises entrepreneurial spirit and early stage progress of US business
Performance Share Plan (up to 150% of salary: 100% for Group performance; and 50% for international performance*) * US CEO not eligible for the 50% relating to international performance	Group performance: Group ROCE International performance: International ROCE The Committee will also take account of sales growth and underlying profit growth in determining levels of vesting	Assures a focus on long-term business success and shareholder returns
Share options	EPS relative to retail price index	Incentivises earnings growth and Executive Director shareholding

Basic pay

Basic pay is designed to attract and retain talented individuals. It needs to reflect individual capability, and any changes in responsibilities as the Company faces new opportunities and challenges. As the Company continues to diversify into new product areas and services as well as expanding internationally it seeks to reflect this in the benchmarks that are used. We aim to reflect salary levels at the top performing retailers, the leading FTSE companies and ensure consideration is given to international competitors in order to attract the best people and maintain excellent performance. We also take into account pay conditions throughout the Company in deciding annual salary increases.

Annual cash bonus and deferred annual bonus

The Company operates an annual bonus scheme which is delivered part in cash and part in shares. The Remuneration Committee has typically made awards of up to 100% of salary paid in cash at the end of the year and up to 100% of salary paid in shares with compulsory deferral for three years. The share element is based on achievement of stretching earnings per share (EPS) targets, an assessment of shareholder returns (TSR) and specific corporate objectives. The cash element is earned through achievement of EPS growth targets and progress on specific corporate objectives. The Committee sets performance targets annually and confirms achievement of performance and awards to be made.

We cannot disclose future targets for reasons of commercial sensitivity. By way of illustration of the approach to target-setting, the corporate objectives are based on our balanced scorecard, the Steering Wheel, described in more detail on page 8. Corporate objectives for the awards made in the financial year 2006/07 included increasing sales from new space; specific profit targets for international businesses and for retailing services; like-for-like sales growth and the development of the non-food business; focus on developing trading models internationally and in non-food; enhancing talent management and capability; and embedding the new Community Plan and implementing international community-related strategies.

The Committee considers TSR performance against the FTSE 100 and a comparator group of international retailers that includes Ahold, Carrefour, J Sainsbury, Metro, Morrisons, Safeway Inc, Target and Walmart.

Following the Remuneration Committee's consideration of the various performance measures in respect of the 2006/07 award, the Executive Directors have been awarded 100% of the annual cash bonus and 100% of the deferred shares element of the annual bonus.

As mentioned above, in order to motivate short-term performance and delivery of success in the start-up phase of the US business, the Remuneration Committee has agreed to increase the potential short-term bonus opportunity for the US CEO, Mr T J R Mason, from 100% to 150% of salary in cash and by an equal amount in deferred shares. Mr T J R Mason's total short-term opportunity will be subject to a combination of Group and US-specific performance conditions.

In order to reward early stage success against financial and strategic milestones for new business ventures, the potential opportunity under the share element of the short-term bonus will also increase from 100% to 150% of salary for the Group CEO, Sir Terry Leahy (with his potential cash bonus opportunity remaining at 100%). The share awards will continue to be deferred for three years before release. Awards will be subject to performance conditions which measure the successful progress of the US business including leadership and delivery of financial and strategic objectives, and factors such as site acquisitions, store openings, agreed capital expenditure, infrastructure, early turnover and financial milestones for returns from the first two years of store openings.

Performance Share Plan

The Performance Share Plan (PSP) provides the opportunity to earn rewards for achieving superior long-term performance. By ensuring a focus on longer-term business success and encouraging the Executive Directors to build up a shareholding in the Company the Plan further aligns the interests of shareholders and Executive Directors.

The rules of the PSP allow awards to be made over shares up to 150% of salary. In the year ended 24 February 2007, awards were made over Tesco PLC shares equal to 100% of salary. These awards will vest (together with reinvested dividends) subject to the achievement of ROCE targets. The first 75% of the award will vest on a straight-line basis at the end of the three-year performance period, with 25% vesting for baseline performance and the full 75% vesting for maximum performance against target. The target in respect of the first 75% of the 2006/07 PSP award is achievement of 13.4% ROCE (based on profit before interest less tax) at the end of the three-year performance period in 2008/09.

The remaining 25% of the award will vest for superior Return on Capital performance. The Committee agreed that it was appropriate to exercise judgement on whether vesting should occur to encourage Executives to make investment decisions in the long-term interests of the business without being unduly influenced by the impact on the ROCE target. When determining whether some, or all, of the remaining 25% of the award will vest, the Committee will take into account a number of factors including:

- the level of ROCE achieved;
- the expected ROCE for additional and existing capital investment;
- whether capital spend is in line with strategic objectives and balances short and long-term investment needs;
- sales growth and underlying profit growth; and
- whether this reflects other developments in the marketplace.

If the Committee exercises its judgement to allow some, or all, of the remaining 25% of these PSP awards to vest, we will describe in the Directors' Remuneration Report those factors taken into account in determining the level of the award which would vest.

He will also be eligible to participate in the new business arrangements comprising (i) a New Business short-term bonus for the next three years of 50% of salary based on achievement of milestones for new business development; and (ii) subject to shareholder approval, a one-off award under the New Business Incentive Plan. The one-off award under the New Business Incentive Plan will only be paid out in full if both stretching new business performance targets over the period 2011 to 2014 are met and Group and international ROCE targets are also met over the periods 2007/08 to 2011/12.

The US venture is currently the most developed new business initiative with significant opportunity to generate shareholder value. The concept and format of the new US business were both created by Sir Terry Leahy, and his continued leadership and drive are critical to the success of this start-up business. Payment of his award under the New Business Incentive Plan will therefore be initially focussed on the new US business; however, the Remuneration Committee will have flexibility to consider and include other new business development opportunities within the proposed structure.

Mr T J R Mason, the US CEO, is responsible for delivering the successful roll-out of the US business. He will therefore be eligible to participate in a US short-term bonus plan and, subject to shareholder approval, receive a one-off award under the proposed US Long-Term Incentive Plan. Payouts under the short-term annual bonus in the start-up phase will be subject to performance against strategic and financial milestone targets. Payouts under the US Long-Term Incentive Plan will be based on the delivery of a strong profitable US business for Tesco shareholders and that success will be measured by a combination of EBIT and ROCE targets. Awards will be earned over the four years 2011 to 2014 and will be in the form of Tesco PLC shares. Members of the US senior management team will also participate in the US incentive arrangements.

The remaining Executive Directors have responsibility both for delivering continued success of our core business and developing the operating model for our international business. They will therefore be eligible to receive an award under the Performance Share Plan which will be focused on improving both Group and international ROCE.

Further details on the proposed New Business Incentive Plan and the proposed US Long-Term Incentive Plan are provided in the Shareholders' Circular. The proposed changes to the Performance Share Plan and the Annual Bonus arrangements are described in more detail later in this report.

Total remuneration

The total remuneration levels of Executive Directors are reviewed annually by the Committee. The Committee considers external independent remuneration surveys to ensure it has proper regard to competitive market practice. We are conscious of the problems involved in paying unjustified amounts and therefore monitor carefully the basic salary and total remuneration that each Director receives. The Executive Directors' total remuneration package comprises, in varying degrees, the following elements (excluding the proposed new incentive plans which are subject to shareholder approval):

- base salaries determined by the responsibilities, skills and experience of the individual against a benchmark determined by reference to other large retailers, major FTSE 100 companies and international comparator companies;
- annual bonuses paid part in cash and part in shares with a compulsory deferral of the share element for three years;
- Performance Share Plan based on stretching ROCE targets;
- performance-related share option awards via the Discretionary Share Option Plan open to all senior managers;
- benefits (which comprise car benefits, life assurance, disability and health insurance and staff discount); and
- pensions.

Executive Directors are also eligible to participate in the Company's all-employee savings related share option scheme (SAYE), Shares in Success and Buy As You Earn scheme on the same terms as all other UK employees.

The diagram below shows the targeted balance of fixed and performance-related elements for different levels of performance (excluding the proposed new long-term incentive plans which are subject to shareholder approval).


Fixed element
Performance-related elements
Base salary
Short-term performance
Long-term performance
Cash bonus
Deferred share bonus
Performance share plan
Share options
c.15%-33% depending on individual incentive arrangements and performance
c.67%-85% depending on individual incentive arrangements and performance

This is the report of the Remuneration Committee on behalf of the Board.

Remuneration Committee

The Remuneration Committee (the Committee) is governed by formal Terms of Reference. They are reviewed annually and are available from the Company Secretary or can be viewed at www.tesco.com

Composition of the Committee

The Committee consists entirely of independent Non-executive Directors. The members of the Committee are Mr C L Allen (Chairman of the Committee), Mr R F Chase, Mrs K Cook, Mr E M Davies and Dr H Einsmann. No member of the Remuneration Committee has any personal financial interest in the matters being decided, other than as a shareholder, nor any day-to-day involvement in running the business of Tesco. Mr J M Lloyd is Secretary to the Committee. Mr D E Reid, Non-executive Chairman and Sir Terry Leahy, Chief Executive of the Group, both attend meetings at the invitation of the Committee except when their own remuneration is being discussed. The Committee is supported by the Group Personnel function and has continued to use the services of Deloitte & Touche LLP as an external, independent advisor. Deloitte & Touche LLP also provided advisory services in respect of corporate tax planning, share schemes and international taxation to the Group during the year. Members' attendance at Committee meetings is listed in the Directors' Corporate Governance report on page 24.

The role of the Committee

The Committee's purpose is to:

- determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors;
- ensure the level and structure of remuneration is designed to attract, retain, and motivate the Executive Directors needed to run the Company; and
- monitor the level and structure of remuneration for senior management.

The Committee also ensures that the remuneration relationship between the Executive Directors and senior executives of the Company below this level is appropriate. In particular, any exceptional remuneration arrangements for senior executives are advised to the Committee.

Activities of the Committee

The Committee normally meets at least four times a year and circulates minutes of its meetings to the Board. During the financial year, the Committee met seven times. The rolling schedule for the Committee includes: a review of overall remuneration arrangements; an overview of best practice; Executive salary and total remuneration benchmarking; Chairman's remuneration; consideration of the relationship of reward between Executive Directors and senior managers; determining the level of awards and grants to be made under the Group incentive plans; agreeing targets for the forthcoming year; considering feedback from shareholders; and an annual review of its own effectiveness.

Executive Directors' remuneration policy

Tesco has a long-standing policy of rewarding talent and experience. We also seek to provide incentives for delivering high growth and high returns for shareholders. The Committee believes that a significant proportion of total remuneration should be performance-related and delivered largely in shares to closely align the interests of shareholders and Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to policy and also market practice.

The remuneration strategy for Executive Directors and other key executives is tailored to emphasise the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term. Long-term performance is rewarded through delivery of shares and short-term performance through a combination of cash and an element of compulsory deferred shares. This ensures continued emphasis on strong annual performance combined with long-term executive share ownership, providing a strong link between the incentives received and shareholder value delivered. A diagram illustrating the balance between fixed and variable reward is shown later in this report.

Tesco operates in a highly competitive and rapidly changing retail environment. Business success depends on the talents of the key team, but outstanding business performance comes from teamwork. Tesco has a stable and successful management team and building and retaining that team at senior levels within Tesco is important to our continued success.

We believe our incentives should support the continued progress within the existing business, the strengthening of our returns in the international business and the creation of significant new businesses, e.g. the US. The Committee has reviewed the current remuneration arrangements in light of these requirements and concluded that a rebalancing of incentives is required.

In order to introduce these changes we intend (i) to establish a Group New Business Incentive Plan which focuses on long-term business development (four to seven years into the future); (ii) to introduce an additional element into our current three-year Performance Share Plan which targets the performance of our existing international business; and (iii) to create a new plan for our US executive team to ensure that we can attract great talent to build our US business. Participation in the various elements will be governed by the Remuneration Committee and individual executives will be awarded incentives under the elements which are most relevant to their sphere of responsibility.

The Group CEO, Sir Terry Leahy, has responsibility for delivering continued success of our core business, developing our international business and also laying the foundations of major new businesses. He will therefore be eligible to receive an award under the Performance Share Plan which will be focused on improving international ROCE.

- **Corporate Responsibility Committee** The Committee is chaired by an Executive Director and membership is made up of senior executives from across the business. It meets at least four times a year to support, develop and monitor policies on SEE issues, reviewing threats and opportunities for the Group. KPIs are monitored under the 'Community' segment on our Steering Wheel. The Board formally discussed the progress in implementing our Community Plan and other work of the Committee twice in the last year and the Chair of the Committee reports regularly to the Executive Committee on SEE matters.

  Specialist functions such as the Corporate and Legal Affairs department and the Trading Law and Technical department provide assurance and advice on legal compliance, health and safety, and SEE matters. These functions report on their work on a regular basis and escalate matters as appropriate.

- **Management** In our fast moving business, trading is tracked on a daily and weekly basis, financial performance is reviewed weekly and monthly, and the Steering Wheel is reviewed quarterly. All key business units in the Group operate a Steering Wheel and report against target KPIs on a quarterly basis enabling management to measure performance.

  All major initiatives require business cases normally covering a minimum period of five years. Post-investment appraisals, carried out by management, determine the reasons for any significant variance from expected performance.

Relations with stakeholders

We are committed to having a constructive dialogue with all stakeholders to ensure we understand what is important to them and allow ourselves the opportunity to present our position. Engagement helps us identify new risks and opportunities to ensure that our long-term strategy is sustainable. In some instances we find that working with stakeholders in partnership can help deliver shared goals. We might not be able to satisfy all stakeholder concerns all the time but through engagement we can do our best to balance competing demands. We know that customers need to be able to trust our business and they will only trust us if we do the right thing by all our stakeholders. Our programme of engaging with stakeholders including customers, staff, suppliers, investors, non-governmental organisations and others, is set out in more detail in the Corporate Responsibility Review and on our website. The launch of the Community Plan has helped to demonstrate our commitment to tackling a wide range of social and environmental issues and we carry out external research to help us understand how well we are addressing stakeholder concerns.

We are committed to maintaining a good dialogue with shareholders through proactively organising meetings and presentations as well as responding to a wide range of enquiries. We seek shareholder views on a range of issues from strategy to corporate governance and SEE issues. We recognise the importance of communicating appropriately any significant Company developments. This shareholder communication is mainly co-ordinated by the Investor Relations department. During the year, the Group met with 97 of our leading shareholders representing over 53% of the issued shares of the Company. To complement this programme, the Chairman meets with major shareholders independently from the Executive team. Shareholders also have the opportunity to meet with the Senior Independent Non-executive Director. The Board is kept updated on the views of stake-holders.

It is normal that institutional shareholders may be in more regular contact with the Group than others, but care is exercised to ensure that any price-sensitive information is released to all shareholders, institutions and private, at the same time in accordance with applicable legal and regulatory requirements.

The AGM is an excellent opportunity to communicate directly with all shareholders. The whole Board attends the meeting and are available to answer questions from the shareholders present. To encourage shareholder participation, we offer electronic proxy voting and voting through the CREST electronic proxy appointment service. At our last AGM in July 2006, all resolutions were voted by way of electronic poll. This follows best practice guidelines and allows the Company to count all votes, not just those of shareholders attending the meeting.

Every shareholder may choose to receive a full Annual Report and Financial Statements or the Annual Review and Summary Financial Statement. At the half-year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporate.

Compliance

The Board considers that Tesco PLC complied in all respects with the Combined Code Principles of Good Governance and Code of Best Practice for the year ended 24 February 2007.

Corporate Responsibility Risk Register which specifically considers social, ethical and environmental (SEE) risks. Oversight of these risks is the responsibility of the Corporate Responsibility Committee. The Board incorporates SEE risks on the Key Risk Register where they are considered material or appropriate.

With reference to the ABI guidelines on social responsibility, we confirm that the Board takes regular account of the significance of SEE matters to the business of the Group. We recognise that some investors and other stakeholders take a keen interest in how companies manage SEE matters and so we report more detail on our policies and KPIs in our Annual Corporate Responsibility Review and on our website (www.tesco.com/corporate). To provide further assurance, the Group's Corporate Responsibility KPIs are audited on a regular basis by Internal Audit.

Internal controls Accountability for managing risk at an operational level sits with management. We have a Group-wide process for clearly establishing the risks and responsibilities assigned to each level of management and the controls which are required to be operated and monitored.

The CEOs of subsidiary businesses are required to certify by way of annual statements of assurance that the Board's governance policies have been adopted both in practice and in spirit. For certain joint ventures, the Board places reliance upon the internal control systems operating within our partners' infrastructure and the obligations upon partners' Boards relating to the effectiveness of their own systems.

Monitoring The Board oversees the monitoring system and has set specific responsibilities for itself and Board or Executive committees as set out below. The minutes of the Audit, Finance, Compliance and Corporate Responsibility Committees are distributed to the Board and a report is submitted for formal discussion at least once a year. These all provide assurance that the Group is operating legally, ethically and in accordance with approved financial and operational policies. We noted the updates to the Turnbull Guidance and keep under review how the Turnbull Guidance has been applied. In addition, both Internal Audit and our external auditors play key roles in the monitoring process.

- **Audit Committee** Annually, the Audit Committee reports to the Board on its review of the effectiveness of the internal control systems for the accounting year and the period to the date of approval of the financial statements. Throughout the year the Committee receives regular reports from its external auditors covering topics such as quality of earnings and technical accounting developments. The Committee also receives updates from Internal Audit and has dialogue with senior managers on their control responsibilities.

  It should be understood that such systems are designed to provide reasonable, but not absolute, assurance against material misstatement or loss.

- **Internal Audit** The Internal Audit department is fully independent of business operations and has a Group-wide mandate. It operates a risk-based methodology, ensuring that the Group's key risks receive appropriate regular examination. Its responsibilities include maintaining the Key Risk Register, reviewing and reporting on the effectiveness of risk management and internal control to the Executive Committee, the Audit Committee and ultimately to the Board. Internal Audit facilitates oversight of risk and control systems across the Group through a number of Audit and Compliance Committees established on either a geographic or business basis. The Head of Internal Audit also attends all Audit Committee meetings.

- **External Audit** PricewaterhouseCoopers LLP, the Company's external auditors, contribute a further independent perspective on certain aspects of our internal financial control systems arising from their work, and report to both the Board and the Audit Committee.

  The engagement and independence of external auditors is considered annually by the Audit Committee before they recommend their selection to the Board. The Committee has satisfied itself that PricewaterhouseCoopers LLP are independent and there are adequate controls in place to safeguard their objectivity. One such measure is the requirement to rotate audit partners every five years. This year, the audit engagement partner, having served five years on the Tesco audit, will be rotated. We have a non-audit services policy that sets out criteria for employing external auditors and identifies areas where it is inappropriate for PricewaterhouseCoopers LLP to work. Non-audit services work carried out by PricewaterhouseCoopers LLP is predominantly the review of subsidiary undertakings' statutory accounts, transaction work and corporate tax services. PricewaterhouseCoopers LLP also follow their own ethical guidelines and continually review their audit team to ensure their independence is not compromised.

- **Finance Committee** Membership of the Finance Committee includes Non-executive Directors with relevant financial expertise, Executive Directors and members of senior management. The Committee usually meets twice a year and its role is to review and agree the Finance Plan on an annual basis to review reports of the Treasury and Tax functions, and to review and approve Treasury limits and delegations.

- **Compliance Committee** Membership of the Compliance Committee includes three Executive Directors and members of senior management. The Company Secretary attends meetings of the Committee in his capacity as its Secretary. The Committee normally meets six times a year and its remit is to ensure that the Group complies with all necessary laws and regulations in all of its operations world-wide. The Committee has established a schedule for the regular review of operational activities and legal exposure. Every international business in the Group is also required to have a local Compliance Committee designed to ensure compliance with local laws and regulations as well as Group Compliance policies.

Members attendance during the year ended 24 February 2007

	Board meetings	Nominations Committee	Remuneration Committee	Audit Committee
Number of meetings held	8	1	7	4
Non-executive Directors				
Mr D E Reid (Chairman)	8	1	N/A	N/A
Mr C L Allen	8	1	6	N/A
Mr R F Chase (Senior Independent)	8	1	7	4
Mrs K R Cook	7	1	6	N/A
Mr E M Davies	7	1	5	2
Dr H Einsmann	7	1	7	N/A
Mr K J Hydon	8	1	N/A	4
Ms C McCall	8	1	N/A	3
Executive Directors				
Sir Terry Leahy	8	1	N/A	N/A
Mr R Brasher	8	N/A	N/A	N/A
Mr P A Clarke	8	N/A	N/A	N/A
Mr A T Higginson	8	N/A	N/A	N/A
Mr T J R Mason	8	N/A	N/A	N/A
Miss L Neville-Rolfe[1]	1	N/A	N/A	N/A
Mr D T Potts	8	N/A	N/A	N/A

Notes:
'N/A' indicates the Director is not a member of the Committee. Directors leave the meeting where matters relating to them are being discussed. It is expected that all Directors attend Board and Committee meetings unless they are prevented from doing so by prior commitments and all Directors attend the AGM.
[1] Miss L Neville-Rolfe was appointed on 14 December 2006 and has attended the one meeting that took place since that date.

Risk management and internal controls

Accountabilities Accepting that risk is an inherent part of doing business, our risk management systems are designed both to encourage entrepreneurial spirit and also provide assurance that risk is fully understood and managed. The Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Executive management is responsible for implementing and maintaining the necessary control systems. The role of Internal Audit is to monitor the overall systems and report on their effectiveness to Executive management, as well as to the Audit Committee, in order to facilitate its review of the systems.

Background The Group has a five-year rolling business plan to support the delivery of its strategy of long-term growth and returns for shareholders.

Every business unit and support function derives its objectives from the five-year plan and these are cascaded to managers and staff by way of personal objectives. Key to delivering effective risk management is ensuring our people have a good understanding of the Group's strategy and our policies, procedures, values and expected performance. We have a structured internal communications programme that provides employees with a clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities for each business unit, as well as individual line managers and other employees. This ensures that all our people understand what is expected of them and that decision-making takes place at the appropriate level.

We recognise that our people may face ethical dilemmas in the normal course of business so we provide clear guidance based on the Tesco Values. The Values set out the standards that we wish to uphold in how we treat people. These are supported by the Group Code of Ethics which offers guidance on relationships between the Group and its employees, suppliers and contractors. The Company is a signatory to the DTI Code of Conduct and met its obligations for implementing the Code for the financial year ended 24 February 2007.

We operate a balanced scorecard approach that is known within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, communities and finance. The scorecard operates at every level within the Group, from ground level business units, through to country level operations, up to the Group Steering Wheel. It enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders.

Risk Management The Group maintains a Key Risk Register. The Register contains the key risks faced by the Group, including their impact and likelihood as well as the controls and procedures implemented to mitigate these risks. The content of the Register is determined through regular discussions with Executive management and review by the full Board. A balanced approach allows the degree of controllability to be taken into account when we consider the effectiveness of mitigation, recognising that some necessary activities carry inherent risk which may be outside the Group's control. Our risk management process recognises there are opportunities to improve the business to be built into our future plans.

Our key risks are summarised on pages 16 to 19 of the Operating and Financial Review.

The risk management process is cascaded through the Group with every international CEO and local Boards maintaining their own risk registers and assessing their control systems. The same process also applies functionally in those parts of the Group requiring greater overview. For example, the Audit Committee's Terms of Reference require it to oversee the Finance Risk Register. A further example is that of the attendance also facilitates the communication of the Committee's decisions to the rest of the Group.

The Committee has authority for decision-making in all areas except those set out in the Schedule of Matters Reserved for Board Decision. The Executive Committee is responsible for implementing Group strategy and policy, for monitoring the performance of the business and reporting on these matters in full to the Board.

The Executive Committee has also set up further operational groups or boards aimed at implementing the key elements of the Group's strategic plan and managing its UK and international operations, joint ventures, property acquisitions, finance, funding and people matters. These groups are heavily populated with Executive Directors and senior management from relevant functions.

Nominations Committee The Nominations Committee leads the process for Board appointments, re-election and succession of Directors and the Chairman. The Committee is chaired by Mr D E Reid and its members during the year were Mr C L Allen, Mr R F Chase, Mrs K R Cook, Mr E M Davies, Dr H Einsmann, Mr K J Hydon, Ms C McCall and Sir Terry Leahy. The Company Secretary also attends in his capacity as Secretary of the Committee. Where matters discussed relate to the Chairman, the Senior Independent Non-executive Director chairs the meeting. The Nominations Committee met once in the year ended 24 February 2007 to discuss the ongoing shape and capability of the Board. They fully consider succession plans for Executive Directors and the senior executive level below the Main Board. The Committee discussed in detail Miss L Neville-Rolfe's proposed appointment to the Board. The Committee unanimously agreed that she should be appointed to the Board as Director of Corporate and Legal Affairs and she will submit herself for election at the next AGM. All Directors have to submit themselves for re-election at least every three years if they wish to continue serving and are considered by the Board to be eligible. New Directors are submitted for election by shareholders in their first year.

Remuneration Committee The Remuneration Committee's role is to determine and recommend to the Board the remuneration of the Executive Directors. It monitors the levels and structure of remuneration for senior management and seeks to ensure that they are designed to attract, retain and motivate the Executive Directors needed to run the Company successfully. Mr C L Allen chairs the Committee, which is composed entirely of independent Non-executive Directors. Committee members for the year ended 24 February 2007 were Mr R F Chase, Mrs K R Cook, Mr E M Davies and Dr H Einsmann. At the invitation of the Committee the Chairman of the Board normally attends meetings. The Company Secretary also attends in his capacity as Secretary of the Committee. The responsibilities of the Remuneration Committee and an explanation of how it applies the Directors' remuneration principles of the Combined Code, are set out in the Directors' remuneration report on pages 27 to 40.

Audit Committee The Audit Committee's primary responsibilities are to review the financial statements, to review the Group's internal control and risk management systems, to consider the appointment of the external auditors, their independence and reports to the Committee, as well as to review the programme of Internal Audit. The Committee's annual schedule includes a review of the effectiveness of external and internal audit and a review of Protector Line, the Company's 'whistle-blowing' procedure. The Committee met four times this year. Each year it conducts a review of the Committee's own effectiveness and its Terms of Reference.

Mr K J Hydon, who has recent and relevant financial experience, is the Chairman of the Committee. The other Committee members for the year ended 24 February 2007 were Mr R F Chase, Mr E M Davies and Ms C McCall. At the invitation of the Committee, the Chairman of the Board, the Finance Director and his representatives, the Internal Audit Director, the Corporate and Legal Affairs Director, other relevant Executive Directors and representatives of the external auditors regularly attend meetings. The Company Secretary also attends in his capacity as Secretary of the Committee. The Committee has regular private meetings with the external auditors during the year. The need for training is kept under review and the annual agenda ensures time is dedicated to up-skilling sessions which may be provided by external experts. This year training was provided for the whole Committee on pensions and asset impairment under IFRS. Training is also provided to meet specific individual needs of committee members.

Board performance evaluation The Board regularly reviews its own performance. During the year ended 24 February 2007, the Board agreed that it would be appropriate to conduct an in-house review. The Chairman met with each of the Directors individually and reported to the Board on the findings of the review. The Board found this to be an open, constructive and useful process and the review concluded that the Board is highly effective. The main areas of focus in the past year were: meeting the continuing challenges of improving our capability in terms of talent development, leadership skills and building the process, systems and organisation for a fast-growing international business.

The Chief Executive reviews the performance of each Executive Director. The Chairman reviews the performance of the Chief Executive and each Non-executive Director. During the year, the Chairman met with the Non-executive Directors, without the Executive Directors present, to discuss Board issues and how to build the best possible team. The Senior Independent Non-executive Director met with the Non-executive Directors in the absence of Chairman, to assess the Chairman's effectiveness.

The Board scheduled eight meetings in the year ended 24 February 2007 and ad hoc meetings were also convened to deal with urgent matters. The following table shows the attendance of Directors at regular Board meetings and at meetings of the Audit, Nominations and Remuneration Committees during the year.

Directors' report on corporate governance

Tesco PLC is committed to the highest standards of corporate governance. We recognise that good governance helps the business to deliver strategy, generate shareholder value and safeguard shareholders' long-term interests. We believe that the Combined Code is a useful guide from which to review corporate governance within the Group. This statement describes the Board' s approach to corporate governance.

Board composition and independence

As at 24 February 2007, the Board of Tesco PLC comprised seven Executive Directors, seven independent Non-executive Directors and Mr D E Reid, Non-executive Chairman. Mr R F Chase is Deputy Chairman and Senior Independent Non-executive Director. Miss Lucy Neville-Rolfe joined the Board in December 2006 and will submit herself for election by shareholders at the AGM in June 2007.

Both Mr C L Allen and Dr H Einsmann have served on the Board for more than two three-year terms. The Chairman conducted a thorough review with each Director to assess their independence and contributions to the Board and confirmed that they both continue to be effective independent Non-executive Directors. Mr C L Allen brings large corporate operational experience and knowledge of the media industry and provides leadership for the Remuneration Committee. Through his wealth of business experience Dr H Einsmann contributes a different dimension to the Board in terms of international marketing, brand building and human resource development.

The Chairman has primary responsibility for running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions.

The Board requires all Non-executive Directors to be independent in their judgement. The structure of the Board and integrity of the individual Directors ensures that no one individual or group dominates the decision-making process.

Biographies for the Board Directors can be found on pages 46 and 47 of the Annual Review and Summary Financial Statement 2007.

Board responsibilities

The Board normally meets eight times a year and annually devotes two days to a Board conference, including senior executives, which discusses current performance and longer-term planning, including evaluating the opportunities and risks of future strategy. The Board has set out a clear Schedule of Matters Reserved for Board Decision in order to ensure its overall control of the Group's affairs. These include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession planning for senior executives.

All Directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in conducting their duties. The Company provides insurance cover and indemnities for its Directors and officers.

For all new Directors, a personalised induction programme is designed to develop their knowledge and understanding of the Group's culture and operations. On appointment, the Director will liaise with the Chairman and the Company Secretary to ensure the programme is appropriately tailored to their experience, background and particular areas of focus. It usually includes an overview of the business model, Board processes, one-to-one meetings with the Executive team and briefings with senior managers, an induction to Board Committees that the new appointee will serve on, a briefing on social, ethical and environmental issues for the business and site visits at home and abroad.

The need for Director training is regularly assessed by the Board and up-skilling sessions for the whole Board take place at least once a year. This year Board training included sessions on the operations and governance of our property activities. In the coming year the Board proposes to hold training sessions focusing on the Tesco Operating Model as well as on the implications of climate change for the business. To better facilitate the Directors' understanding of the Group's international operations, the Board usually holds at least one meeting overseas each year.

Board processes

The Board governs through clearly identified Board Committees to which it delegates certain powers. The Board itself is serviced by the Company Secretary, who reports to the Chairman in respect of his core duties to the Board. The Board Committees are the Executive Committee, Audit Committee, Remuneration Committee and Nominations Committee. They are properly authorised under the constitution of the Company to take decisions and act on behalf of the Board within the parameters laid down by the Board. The Board is kept fully informed of the work of these Committees. Any issues requiring resolution will be referred to the full Board. A summary of the operations of these Committees is set out below. The effectiveness of the Audit, Remuneration and Nominations Committees is underpinned by their Non-executive Director membership which provides independent insight on governance matters. Copies of each of the Committee's Terms of Reference are available on the website www.tesco.com/corporate or at the AGM.

Executive Committee The Board delegates responsibility for formulating and implementing the strategic plan and for management of the Group to the Executive Committee. This Committee meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee comprises the seven Executive Directors and is chaired by the Chief Executive. A number of senior executives also attend the Committee and their valuable operational experience helps broaden the debate. Their

Employment policies

The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to the success of Tesco.

A key business priority is to deliver an 'Every little helps' shopping experience for customers. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of factors such as gender, marital status, race, age, sexual preference and orientation, colour, creed, ethnic origin, religion or belief, or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a UK staff magazine called 'One Team' and the equivalents in our overseas businesses, videos and staff briefing sessions.

Staff opinions are frequently researched through surveys and store visits. We work to deliver 'Every little helps' for all our people across the Group.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme (Shares in Success), the savings-related share option scheme (Save As You Earn) and the partnership share plan (Buy As You Earn).

Political and charitable donations

Cash donations to charities amounted to £17,698,393 (2006 – £15,047,768). Contributions to community projects including gifts-in-kind, staff time and management costs, amounted to £43,412,965 (2006 – £41,768,741).

There were no political donations (2006 – £nil). During the year, the Group made contributions of £41,608 (2006 – £54,219) in the form of sponsorship for political events: Labour Party £11,000; Liberal Democrat Party £5,350; Conservative Party £4,218; Progressive Democrat Party £2,213; Fine Gael £1,476; Fianna Fail £1,408; the Republic of Ireland Labour Party £234; Trade Unions £15,709.

Supplier payment policy

Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors on its Balance Sheet. The Group pays its creditors on a pay on time basis which varies according to the type of product and territory in which the suppliers operate.

Going concern

The Directors consider that the Group and the Company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Events after the balance sheet date

On 20 March 2007, the Group formed a property joint venture with The British Land Company PLC. The limited partnership contains 21 superstores which have been sold from and leased back to Tesco. The Group sold assets with a fair value of approximately £650m to the joint venture which had a net book value of approximately £350m; 50% of the resulting profit will be recognised within profit arising on property-related items with the remaining percentage deferred on the balance sheet in accordance with IAS 31 'Interests in Joint Ventures'.

In March 2007, the Group issued two bonds: £500m paying interest at 5.2%, maturing in 2057 and €600m paying interest at 5.125%, maturing in 2047.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company and the Group will be proposed at the Annual General Meeting.

Having made the requisite enquiries, as far as each of the Directors is aware, there is no relevant audit information (as defined by Section 234ZA of the Companies Act 1985) of which the Group's auditors are unaware, and each of the Directors has taken all the steps he should have taken as a Director to make himself aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

Annual General Meeting

A separate circular accompanying the Annual Review and Summary Financial Statement 2007 explains the special business to be considered at the Annual General Meeting (AGM) on 29 June 2007.

By Order of the Board
Mr Jonathan Lloyd
Company Secretary
16 April 2007

Tesco PLC
Registered Number: 445790
Registered in England and Wales
Registered Office: Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL
VAT Registration Number: GB 220 4302 3

Directors' report

The Directors present their annual report to shareholders on the affairs of the Group and Company, together with the audited financial statements of the Group and the audited financial statements of the Company for the year ended 24 February 2007.

Principal activity, business review and future developments

The principal activity of the Group is retailing and associated activities in the UK, the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia, Turkey, Thailand, South Korea, Malaysia, Japan and China.

For a review of the business of the Group including: a description of the key activities, future developments (including our plans to open stores in the United States) and an analysis of the key risks and uncertainties (including financial risk management strategy), see the Operating and Financial Review on pages 3 to 19 of this document.

Group results

Group revenue rose by £3.2bn to £42.6bn, representing an increase of 8.1%.

Group profit before tax increased by £418m, to £2,653m. Profit for the year was £1,899m, of which £1,892m was attributable to equity holders of the parent.

Dividends

The Directors recommend the payment of a final dividend of 6.83 pence per ordinary share, to be paid on 6 July 2007 to members on the Register at the close of business on 27 April 2007. Together with the interim dividend of 2.81 pence per ordinary share paid in December 2006, the total dividend for the year will be 9.64 pence compared with 8.63 pence for the previous year, an increase of 11.7%.

Fixed assets

Capital expenditure (excluding business combinations) amounted to £3.0bn compared with £2.8bn the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the carrying value of £14,598m included in these financial statements. In the year we received net proceeds of £454m from our new property joint venture with the British Airways Pension Fund.

Share capital

The authorised and called up share capital of the Company, together with details of the shares allotted and bought back during the year, are shown in note 24 of the financial statements. Details of treasury shares held by Tesco PLC are shown in note 25 of the financial statements.

Company's shareholders

The Company has been notified that as at the date of this report, the following shareholders own more than 3% of the issued share capital of the Company:

Fidelity International/FMR Corporation	5.85%
Legal & General Assurance (Pensions Management Limited)	3.96%
Barclays PLC	4.81%

Except for the above, the Company is not aware of any ordinary shareholders with interests of 3% or more in the issued share capital of the Company.

Directors and their interests

The Directors who served during the year were:

- Mr D E Reid;
- Mr R F Chase;
- Sir Terry Leahy;
- Mr R Brasher;
- Mr P A Clarke;
- Mr A T Higginson;
- Mr T J R Mason;
- Miss L Neville-Rolfe;
- Mr D T Potts;
- Mr C L Allen;
- Mrs K R Cook;
- Mr E M Davies;
- Dr H Einsmann;
- Mr K J Hydon; and
- Ms C McCall.

The biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2007.

Mr E M Davies, Dr H Einsmann, Mr K J Hydon, Mr D T Potts and Mr D E Reid retire from the Board by rotation and, being eligible, offer themselves for re-election. Miss L Neville-Rolfe joined the Board in December 2006 and as required by the Articles of Association, will offer herself for election.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the Directors' remuneration report set out on pages 27 to 40.

At no time during the year did any of the Directors have a material interest in any significant contract with the Company or any of its subsidiaries.

A qualifying third party indemnity provision as defined in Section 309B(1) of the Companies Act 1985 (as amended) is in force for the benefit of each of the Directors and the Company Secretary (who is also a Director of certain subsidiaries of the Company) in respect of liabilities incurred as a result of their office, to the extent permitted by law. In respect of those liabilities for which Directors may not be indemnified, the Company maintained a directors' and officers' liability insurance policy throughout the financial year.

Interest rate risk management The objective is to limit our exposure to increases in interest rates while retaining the opportunity to benefit from interest rate reductions. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. At the year end, £2.3bn of debt was in fixed rate form (last year £1.5bn) with a further £1.0bn of debt capped or collared, therefore 86% (2006 – 53%) of net debt is fixed, capped or collared. Fixed rate debt includes £693m of funding linked to the Retail Price Index (2006 – £472m).

This debt reduces interest risk by diversifying our funding portfolio. The remaining balance of our debt is in floating rate form.

The average rate of interest paid on a historic cost basis excluding joint ventures and associates this year was 4.8% (last year 5.2%).

Foreign currency risk management Our principal objective is to reduce the effect of exchange rate volatility on short-term profits. Transactional currency exposures that could significantly impact the Income Statement are hedged, typically using forward purchases or sales of foreign currencies and currency options. At the year end, forward foreign currency transactions, designated as cash flow hedges, equivalent to £764m were outstanding (2006 – £548m) as detailed in note 20.

We hedge the majority of our investments in our international subsidiaries via foreign exchange transactions in matching currencies. Our objective is to maintain a low cost of borrowing and hedge against material movements in our Balance Sheet value. During the year, currency movements decreased the net value of the Group's overseas assets by £77m (last year increase of £27m). We translate overseas profits at average exchange rates which we do not currently seek to hedge.

Credit risk The objective is to reduce the risk of loss arising from default by parties to financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Tesco Personal Finance (TPF) TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. TPF has also developed a significant insurance business, with motor insurance a major component. TPF risk is managed by observing and adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland Group, including its subsidiary Direct Line.

All policies pertaining to risk within TPF are subject to the governance procedures of the Royal Bank of Scotland Group and ratified by the TPF Board, which has representation from both Tesco and the Royal Bank of Scotland Group. This has delivered a portfolio of products with strong asset quality. This asset quality is maintained through proactive risk management, both at the time of acquisition and ongoing account maintenance.

The Tesco Group would support its 50% share of any further funding TPF might require to sustain liquidity ratios. However, we believe that provisions for bad debts and insurance losses (supported by re-insurance of significant risks) are at prudent levels.

Insurance We purchased Assets, Earnings and Combined Liability protection from the open insurance market at 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business by using our captive insurance companies, Tesco Insurance Limited in Guernsey and Valiant Insurance Company Limited in the Republic of Ireland. Tesco Insurance Limited covers Assets and Earnings, while Valiant Insurance Company Limited covers Combined Liability.

Statement of compliance

This review has been prepared in accordance with the Directors' Report Business Review Requirements in section 234ZZB of the Companies Act 1985. It also incorporates much of the guidance set out in the Accounting Standards Board's Reporting Statement on the Operating and Financial Review.

The OFR's intent is to provide information to shareholders and should not be relied on by any other party or for any other purpose.

Where this review contains forward-looking statements, these are made by the Directors in good faith based on the information available to them at the time of their approval of this report. These statements should be treated with caution due to the inherent uncertainties underlying any such forward-looking information.

Other information

Additional financial and non-financial information, including press releases and year end presentations, can be accessed on our website, www.tesco.com/corporate and also in our Corporate Responsibility Review 2007.

IT systems and infrastructure The business is dependent on efficient Information Technology (IT) systems. Any significant failure in the IT processes of our retail operations (e.g. barcode scanning or supply chain logistics) would impact our ability to trade. We recognise the essential role that IT plays across the Group in allowing us to trade efficiently and that we can also achieve commercial advantage through implementing IT innovations that improve the shopping trip for customers and make life easier for employees. We have extensive controls in place to maintain the integrity and efficiency of our IT infrastructure and we share world-class systems from across our international operations to ensure consistency of delivery.

Regulatory and political environment We are subject to a wide variety of regulations in the different countries in which we operate because of the diverse nature of our business. Tesco may be impacted by regulatory changes in key areas such as planning laws, trading hours, and tax rules as well as by scrutiny by the competition authorities. We may also be impacted by political developments in the countries in which we operate. We consider these uncertainties in the external environment when developing strategy and reviewing performance. We remain vigilant to future changes in the UK and abroad. As part of our day-to-day operations we engage with governmental and non-governmental organisations to ensure the views of our customers and employees are represented and try to anticipate and contribute to important changes in public policy.

Activism and terrorism A major incident or terrorist event incapacitating management, systems or stores could impact on the Group's ability to trade. In addition to contingency plans, we have security systems and processes that reflect best practice.

Pension risks The Group's pension arrangements are an important part of our employees' overall benefits package especially in the UK. We see them as a strong contributor to our ability to attract and retain good people, our Group's greatest asset.

Management of the assets is delegated to a number of independent fund managers who have discretion to invest in Tesco PLC providing they do not exceed the proportion of the share in the total market.

Since the implementation of IAS 19 there is a risk that the accounting valuation deficit could increase if returns on corporate bonds are higher than the investment return on the pension scheme's assets.

The Company has considered its pension risks and has taken action by increasing contributions from April 2006 and by reducing risk in its investment strategy. The increase in contributions recognises the higher cost of providing pensions including an improvement in life expectancy.

Joint venture governance and partnerships As we continue to enter into new partnerships and joint ventures as well as developing existing arrangements, there remains an inherent risk in managing these partnerships and joint ventures. It is more difficult to guarantee the achievement of joint goals and we rely on partners to help achieve such goals. We may also be impacted by reputational issues which affect our partners. We choose partners with good reputations and set out joint goals and clear contractual arrangements from the outset. We monitor performance and governance of our joint ventures and partnerships.

Financial review

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counter-parties to financial transactions, and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The Balance Sheet position at 24 February 2007 is representative of the position throughout the year.

Funding and liquidity The Group finances its operations by a combination of retained profits, long and medium-term debt, capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities, and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating remained stable during the year. Tesco Group is rated A1 by Moody's and A+ by Standard and Poor's. New funding of £1.8bn was arranged during the year, including a net £0.5bn from property joint ventures and £1.2bn from medium-term notes (MTNs). At the year end, net debt was £5.0bn (last year £4.5bn) and the average debt maturity was nine years (last year six years).

Failure to compete with competitors on areas including price, product range, quality and service could have an adverse effect on the Group's financial results.

We aim to have a broad appeal in price, range and store format in a way that allows us to compete in different markets. We track performance against a range of measures that customers tell us are critical to their shopping trip experience. We constantly monitor customer perceptions of ourselves and our competitors to ensure we can respond quickly if we need to.

People capabilities Our greatest asset is our employees. It is critical to our success to attract, retain, develop and motivate the best people with the right capabilities at all levels of operations. We consider our people policies regularly and are committed to investing in training and development and incentives for our people such as profit sharing. Our 'Talent Planning' process helps individuals achieve their full potential. We also carry out succession planning to ensure that the needs of the business going forward are considered and provided for. There are clear processes for understanding and responding to employees' needs through our People Management Group, staff surveys, regular performance reviews, involvement of trade unions and regular communication of business developments.

Reputational risk As the largest retailer in the UK, expectations of the Group are high. Failure to protect the Group's reputation and brand could lead to a loss of trust and confidence. This could result in a decline in the customer base and affect the ability to recruit and retain good people.

Like other companies we must consider potential threats to our reputation and the consequences of reputational damage. Emotional loyalty to the Tesco brand has helped us diversify into new areas like retail services and non-food and we recognise the commercial imperative to do the right thing for all our stakeholders and avoid the loss of such loyalty. The Tesco Values are embedded in the way we do business at every level and our Code of Ethics guides our behaviour in our dealings with customers, employees and suppliers. We engage with stakeholders in every sphere to take into account their views and we try to ensure our strategy reflects them. The launch of the Community Plan has demonstrated our commitment to tackling a wide range of societal and environmental issues. We have high level committees including the Corporate Responsibility Committee and Compliance Committee to help guide and monitor our policies.

Environmental risks Our key environmental risks are related to minimising energy usage in stores and transportation, waste management and our ability to respond to consumer concerns in this area. We develop environmental policy through engaging with key stakeholders and experts in this field to achieve sustainable growth and minimise our environmental impacts and the Group's approach is brought together in a consistent manner by the Corporate Responsibility Committee. Policy is reviewed regularly by the Compliance Committee and Corporate Responsibility Committee. We recognise the opportunities for competitive advantage through energy efficiency and look for continuous improvement through innovations and better ways to help customers act responsibly towards the environment.

Product safety The safety and quality of our products is of paramount importance to Tesco as well as being essential for maintaining customer trust and confidence. A breach in confidence could affect the size of our customer base and hence financial results.

Tesco has detailed and established procedures for ensuring product integrity at all times especially for our own-label products. There are strict product safety processes and regular management reports. We work in partnership with suppliers to ensure mutual understanding of the standards required. The business also monitors developments in areas such as health, safety and nutrition in order to respond appropriately to changing customer trends and new legislation. We have clear processes for crisis management, pulling together expert teams should we need to respond quickly on issues.

Ethical risks in the supply chain We do business with a large number of own-brand suppliers in over 90 countries and the supply chain is made of complex relationships – from individual farmers and growers through to processors, manufacturers and distributors. There is a risk that any part of the supply chain might not adhere with the Group's high ethical standards (which are set out on our website).

To minimise this risk we have a partnership approach to working with suppliers providing a certain and growing market for their products, regular payments and payments on time, and our commitment to sharing our understanding of customers and changing consumer behaviour. We also have a programme of regular risk assessments and audits of suppliers on ethical issues to complement our compliance work on product safety, quality and capability.

Fraud and compliance As the business grows in size and geographical spread, the risk of occurrence of fraudulent behaviour by its employees increases. While the vast majority of our staff are completely honest, there remains the potential for fraud and other dishonest activity at all levels of the business from shop floor to senior management. The Group takes extensive steps to reduce this risk. Relevant accounting and other procedures and controls at all levels are clearly set out and audited across the business to reduce the risk of fraud. The Group gives clear guidance on behaviour to employees through the Values and the Code of Ethics. The Audit department undertakes detailed investigations into all areas of the business and highlights to the Audit Committee its findings. The Compliance Committee formulates and monitors the implementation of, and compliance with appropriate policies on key areas of ethical behaviour, including fraud.

Suppliers & Farmers

- We are committed to increasing the number of local products in store. Regional roadshows in Cornwall, the Isle of Wight, the North-West and Wales attracted over 300 small suppliers and we have already launched 58 new lines in our South West stores as a result of the roadshow in Cornwall.
- We will help dairy farmers by offering direct contracts to named farmers, raising the price they receive to around 22 pence per litre, and sourcing more for our 'Localchoice' milk from local farms – this will be sold for slightly more per litre than standard milk so that these smaller producers can make returns more in line with the proportionately higher costs of their business.

Risks and uncertainties

Introduction Risk is an accepted part of doing business. The real challenge for any business is to identify the principal risks and to develop and monitor appropriate controls. A successful risk management process balances risks and rewards and relies on a sound judgement of their likelihood and consequence.

The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Our process for identifying and managing risks is set out in more detail on page 24 of the Corporate Governance Statement in this Annual Report. The key risks and mitigating factors are set out below.

Business strategy If our strategy follows the wrong direction or is not efficiently communicated then the business may suffer.

We need to understand and properly manage strategic risk in order to deliver long-term growth for the benefit of all our stakeholders. Our strategy is based on a four-part strategy: to grow the core UK business, be as strong in non-food as in food, develop retailing services and become a successful international retailer. Pursuit of this four-part strategy has allowed the business to diversify. At a strategic level, diversification and pursuit of growth in emerging markets has the effect of reducing overall risk by avoiding reliance on a small number of business areas. However, by its very nature, diversification also introduces new risks to be managed in areas of the business that are less mature and fully understood.

To ensure the Group continues to pursue the right strategy, we dedicate two full days a year to reviewing strategy as well as discussing it at every Board meeting. The Executive Committee also holds specific sessions on a regular basis. We have structured programmes for engaging with all our stakeholders including customers, employees, investors, suppliers, government, media and non-governmental organisations.

We also invest significant resources in ensuring our strategy is communicated well and understood by the parties who are key to delivering it. The business operates a 'Steering Wheel' – a balanced scorecard process – in all countries and significant business units such as Dotcom to help manage performance and deliver business strategy.

Financial strategy and Group Treasury Risk The main financial risks of the Group relate to the availability of funds to meet business needs, the risk of default by counter-parties to financial transactions, and fluctuations in interest and foreign exchange rates.

The Treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The function has clear policies and operating parameters, and its activities are routinely reviewed and audited. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

A description of the role of the Finance Committee and Internal and External Audit is set out in the Corporate Governance section, page 25 of the Annual Report.

Operational threats and performance risk in the business There is a risk that our business may not deliver the stated strategy in full particularly since, like all retailers, the business is susceptible to economic downturn that could affect consumer spending. The continuing acquisition and development of property sites also forms an intrinsic part of our strategy and this carries inherent risks.

We try to deliver what customers want better than our competitors by understanding and responding to their behaviour. All of our business units have stretching targets based on the Steering Wheel and the performance of all business units is monitored continually and reported monthly to the Board. We manage the acquisition and development of our property assets carefully. We consider and assess in detail every site at each stage of acquisition and development and ensure that relevant action is taken to minimise any risks.

Our aim is to have broad appeal to all customers in our different markets, minimising the impact of changes to the economic climate.

Competition and consolidation The retail industry is highly competitive. The Group competes with a wide variety of retailers of varying sizes and faces increased competition from UK retailers as well as international operators here and overseas.

Community, environment and corporate responsibility

People tell us they want us to use our size and reach to be a force for good in society. To help us meet this challenge we decided in 2006 to introduce a new Community Plan. This is part of our Steering Wheel, setting out objectives that the business will deliver. It will ensure we provide the right resources, energy and focus to meet the expectations of our customers and other stakeholders in this area.

We have made significant progress this year on the Community Plan and on our key objectives of being a good neighbour in the communities we serve and being fair, responsible and honest, particularly on the environment. This has been recognised through our continued inclusion in FTSE4Good and Dow Jones Sustainability indices.

Environment

- We have committed to reduce the amount of packaging on both branded and Tesco own label products by 25% by 2010. We will also label all our packaging according to whether it can be re-used, recycled or composted – and if it cannot, we will label that too. The first labelled products will be on our shelves by 2008.
- In the UK, Tesco has achieved an absolute reduction in energy use in our buildings, despite growing sales by 9% and sales area by over 7%. We have achieved this by making energy reduction a top priority throughout our business – from the boardroom through to our staff working in our stores.
- We are beginning the search for a universally accepted and commonly understood measure of the carbon footprint of our products covering their lifecycle from manufacture through to use. This will enable us to label all our products so that customers can compare their carbon footprint as easily as they can currently compare prices or nutritional profiles.
- Our Green Clubcard scheme – rewarding customers with extra Clubcard points for environmentally friendly behaviour – is helping us to meet our target of reducing carrier bags by 25% by 2008. Over 400m bags have already been saved since the scheme launched in August 2006.
- We are also encouraging customers to make a difference by making green products more affordable. For example, we have halved the price of energy-efficient light bulbs making them even more cost-effective than traditional light bulbs over their life-span.
- The rapid growth in sales of organic food is testimony to the fact that people will make greener choices if we give them the right information, opportunity and incentive. The competitive pricing of organic products means that, for many, they are no longer luxury items. We now sell them alongside the standard ranges, on the same shelves, instead of in a separate section. We have improved the range and this has helped to generate 40% year-on-year growth in sales.

Health

- We are well on our way to our target of encouraging two million people to be physically active in events organised or sponsored by Tesco in the build up to the London 2012 Olympics. For example, over 240,000 people took part in the Tesco Great School Run, setting a Guinness World Record in the process, and 750,000 women took part in the Cancer Research Race for Life in 2006/07, which has been supported by Tesco for the last five years.
- We are the first supermarket to complete front of pack nutritional labelling on all of our 6,600 eligible own-brand products.

Community and Charities

- We were pleased to be one of the first retailers to enter into Local Employment Partnerships, a new Government initiative announced in the recent Budget, whereby we will increase the prospects for unemployed people to get an interesting job and an opportunity to get on. This builds on our groundbreaking Tesco Regeneration Partnerships which have revitalised the prospects and opportunities for almost 4,000 people including long term unemployed, single parents, disabled and redundant workers, through our unique job guarantee for everyone who completes our training.
- Our Community Conference in partnership with the British Red Cross and the Work Foundation brought together voluntary groups, charities, businesses and Government to explore the role of business in local communities.
- We have raised £3.4m for our 2006 Charity of the Year, Whizz Kidz, which provides disabled children with their own customised mobility equipment. This is more than double our original £1.5m target, and is the highest amount raised in any Charity of the Year partnership to date.
- Our 2007 Charity of the Year is the British Red Cross. As well as aiming to raise £2m, we are also working with them to develop a volunteering scheme for our staff, giving them paid time off to make a positive contribution to local communities.
- We are helping schools through our Computers for Schools, and Sports for Schools and Clubs schemes. We have now given away over £108m in computer equipment since Computers for Schools launched in 1992, and in 2006/07 gave away over £7.5m worth of equipment and lessons through Schools for Sports and Clubs.

- Telecoms moved into profit during the year and continued to build its customer base successfully through a combination of simple, great value tariffs, good service and innovative new products. Tesco Mobile, our joint-venture with O2, was the fastest-growing pay-as-you-go network in the UK in 2006, taking almost a 30% share of new business – and ended the year with 1.4m customers. It was also recognised in industry surveys* as number one network for overall customer satisfaction. Strong sales of handsets in the year means that Tesco overall is now the UK's largest retailer of branded pay-as-you-go mobile phones.

Resources and Relationships

Customers Our customers have told us what they want from an 'Every little helps' shopping trip and this year 46,000 shared their ideas on how to improve the shopping trip for all customers. Clubcard also helps us to understand what our customers want, whilst allowing us to thank them for shopping with us – this year we gave away over £340m in Clubcard vouchers.

We don't always get it right but we try to make their shopping trip as easy as possible, reduce prices where we can to help them spend less and give them the convenience of shopping when and where they want – in small stores, large stores or on-line.

Employees With over 400,000 staff in 13 countries, we play an important role in creating employment, fostering skills and generating economic development. Our people are our most important asset. Looking after our staff so that they can look after our customers is one of the core values of the business. We are committed to providing market-leading working conditions for our staff and we encourage our suppliers to do the same.

In the UK, we offer our staff a market-leading package of pay and benefits:

Employee Share Schemes Through share ownership and share incentive schemes, over 165,000 of our people have a personal stake in Tesco. Staff were awarded shares worth a record £77m last May under our Shares in Success scheme. 50,000 staff were able to benefit when Save As You Earn schemes matured in February, giving them access to shares worth £148m.

Training and Development We are committed to developing our people to bring out the best in everyone and do what we can to enable all our people to reach their potential. All our staff have access to training programmes and personal development planning to ensure that they have the right skills to do their job.

Diversity We try to ensure that at all times and in every aspect of employment, including recruitment, training, and development, everyone receives the same treatment, regardless of factors such as gender, age, colour, creed, race, ethnic origin, disability, marital status, religion or belief, trade union membership or sexual preference and orientation.

Suppliers To be a successful, sustainable business we have to ensure that our drive to bring cheaper prices is achieved without compromising our standards, reducing quality, damaging the environment or harming the suppliers and workers who produce the goods we sell. So we take a partnership approach to working with suppliers – sharing our knowledge and listening to suppliers' feedback. This includes providing technical expertise, advice and insight into customer trends and making regular payment, on time.

We are one of four signatories to the UK Government's statutory Supermarkets Code of Practice. Since the Code's introduction we have run tailored training for all Tesco buyers to promote understanding and compliance. If problems do arise in supplier relationships we aim to air and resolve them through constructive discussion. To aid this process we appointed a Code Compliance Officer to hear formal complaints, confidentially if requested, and we hope that our annual Supplier Viewpoint Survey encourages suppliers to give us more feedback on our relationships. Our target is for feedback to show that at least 90% of our suppliers view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.

We carry out ethical audits and target ourselves to cover 100% of our high risk own brand suppliers and ensure all commercial teams have received training on supply chain labour standards.

Corporate Responsibility As a responsible Company, Tesco works hard to bring real benefits to the communities we serve, the environment and the economy. This is recognised through our inclusion in the FTSE4Good and Dow Jones Sustainability indices.

Our fundraising efforts have again delivered great results. Each year we contribute the equivalent of at least 1% of our pre-tax profits to charities and good causes and a total of £43m was given during 2006/07 in donations, staff time and gifts in kind. Our Charity of the Year was Whizz-kids, for which staff and customers raised £3.4m.

* TNS Prognostics Mobile Satisfaction Survey, Q4 2006.

New Space We opened a total of just over 2m sq ft of new sales area, adding a net 7.3% to our UK sales area during the year in all formats, of which 800,000 sq ft was in store extensions, principally for Extra. We opened another 30 Extra hypermarkets, bringing the total to 147, most of them developed through extensions to existing stores. Extra now represents 37% of our total sales area.

In total, a further 2.1m sq ft is planned to open in the current year, of which store extensions will represent over 30%, and a significant proportion of this will be allocated to non-food. 85 new Express stores opened during the year, bringing the overall total to 735 and a similar programme is planned for the current year.

Non-food Despite a less helpful consumer environment in the UK, our general merchandise business has again made very good progress, with sales growing significantly faster than in our core operations and the proportion of our sales represented by non-food rose to 25% (excluding petrol). With our relatively low market shares in many general merchandise categories, the growing popularity of our offer for customers and the scope to expand our stores or sell more though direct channels, these areas provide exciting growth opportunities for Tesco.

Group non-food sales have grown to £10.4bn, including £2.9bn in International. Sales growth, in the UK alone, was 11.6% in the year, with total non-food sales increasing to £7.6bn (included in reported UK sales). Volume growth was again even higher, driven by our ability to pass on lower prices to customers, funded by our growing scale and supply chain efficiency and the benefits of more direct sourcing in Asia.

We have seen strong growth in most large non-food categories, including product groups which have seen flat or reduced overall consumer spending. Most, but not all of our established categories, which benefit less from new space, grew strongly. Those which did well included health & beauty where sales increased by 9% and news and magazines, also up 9%. Although we increased market share, sales in entertainment (DVDs, CDs etc) were weak as a result of the growth of internet downloading and deflation.

Our newer categories saw strong growth. Clothing sales again grew well – up by 16% – in a subdued market, partly affected by unseasonal weather and we made strong market share gains by volume and value. Some product groups, which we have been able to allocate more space to in our larger Extra stores, did particularly well. For example, toys and sports goods were up 30%, consumer electronics sales rose by 35%, stationery and DIY both up by 23%.

Tesco Direct Last September, we announced plans to expand our non-food offer substantially and make it more accessible for customers through tesco.com and our catalogue. We started Tesco Direct in a low key way – with initially 8,000 products offered on-line and 1,500 by catalogue, including new categories such as furniture. We have now launched a more comprehensive offer – with 11,000 items on our website, 7,000 of which are in our catalogue and begun the roll-out of several of our innovative options for customers to order and collect. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and market-leading delivery options, including two-hour slots for home delivery, the option to pick-up from some stores (soon to be 200) and very short lead times on furniture orders. The customer response so far has been very encouraging.

Homeplus The performance of our Homeplus trial non-food stores – we now have six units trading – has been pleasing. Our most recent trial store in Chelmsford, trading from 50,000 sq ft, has traded well. It stocks a general merchandise range similar to the assortment offered in larger Extra hypermarkets and is also able to provide more space than the earlier trial stores for promotions and seasonal events. A further store is planned but no decision has yet been taken on further expansion for this format.

Retailing services Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's – so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

- Tesco Personal Finance (TPF) has delivered a creditable performance in a difficult financial services market as a consequence of making higher provisions for bad and doubtful debt. Profit, net of interest and tax, is £130m (last year £139m) of which Tesco's share is £65m. Market conditions in two of TPF's core markets – credit cards and motor insurance – remain difficult, but a strong programme of new product launches is planned for the current year.
- tesco.com sales continued to grow strongly – up by 29.2% in the year to £1,226m. Profit, before the start-up costs associated with Tesco Direct also rose strongly – by 48.5% to £83.4m. The grocery and wine business now has over 850,000 regular customers and more than 250,000 orders a week.

- Our Kipa business in Turkey, continues to grow strongly and profitably and now has the capability and resources to become a national business. We now have 15 hypermarkets trading, with the majority now outside our base in Izmir, including our first store in Thrace, with 24 more planned for the current year. The early introduction of Express in Turkey has also gone well, with 15 stores now trading, including three in Antalya. We have invested in creating the infrastructure for a business of scale – initially in management and systems – and also in supply chain, with our first major distribution centre (at Yasibasi) covering 400,000 sq ft, planned to open this month.

United States We are on track to open our first stores – under the Fresh & Easy Neighborhood Market banner – on the west coast of the United States, as planned, later this year. Our El Segundo office is now staffed by over 150 people and the construction of our Riverside distribution centre on the eastern edge of Los Angeles (LA) is on schedule. Site acquisition for our 10,000 square foot convenience format stores is also going well and we expect to be able to open a significant number (at launch) across the LA, Phoenix, Las Vegas and San Diego markets.

Recruitment and training of staff for the stores will begin soon which, combined with the other pre-launch costs and initial trading losses, will involve a planned rise in estimated US start-up costs to around £65m in the current financial year. Thereafter, as previously announced, we expect initial trading losses to diminish and the business to move into profitability during its third financial year of operation. Our intention remains to commit some £250m of capital per annum to the US going forward, although given the phasing of our investment and the higher leasehold element of the early stores, capital invested last year was lower – at £89m. We will begin formal reporting of US performance separately within our International operations from opening.

Core UK Tesco made further good progress in the UK; coping well with recovering competitors by delivering an improved shopping trip for customers. UK sales grew by 9.0% in the year, including a like-for-like increase of 5.6%. Both customer numbers and spend per visit increased.

We have continued to invest in the things that matter for customers and although we can still get better, we have made real improvements to the shopping trip:

- Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again during the year (for more information see www.tesco.com). In a market to which food price inflation has returned for the first time in several years, driven by the higher energy costs and strong seasonal food prices, Tesco has invested more than ever in helping to keep prices as low as possible for customers.
- The implementation of new checkout technology across our stores means that we can now monitor and manage the checkout service customers receive much more precisely – by customer, by store and by the hour. As a result, nearly 350,000 more customers a week receive our 'one-in-front' checkout queue promise.
- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has also improved again and more customers are able to buy everything they want when they shop at Tesco. Although there is still scope to get better – particularly during evenings and on Sundays – the most marked improvement has been achieved in fresh foods, which has seen a fifth consecutive year of higher availability.
- We've also introduced significant changes to our ranges in response to customer demand. For example, we are selling a much larger Organics range which is now fully integrated into ranges across our stores – with sales up almost 40%; we have introduced over 1,000 new premium lines, including a faster pace of new product launches for Finest.
- All of our eligible own-brand products now carry our GDA nutritional signpost labels. We have created a system that is easy to understand and practical to use and recent sales data suggests we have made a genuine impact on customer behaviour, which in turn has helped us to improve and reformulate many Tesco products.

Step-Change We delivered efficiency savings ahead of plan in the year – with £350m achieved through the Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers. We aim to make similar incremental savings in the current year.

- Tesco **Malaysia** has made excellent progress, moving strongly through to profitability in the year, delivering another year of very strong (over 50%) sales growth, and achieving a near-doubling of space helped by the Makro acquisition, which completed in January. Substantial refits to the Makro stores have now begun, taking eight to nine weeks per store to complete and involving significant changes to layouts and ranges. We are developing a good market position in Malaysia with a strong new store programme in place for this year which will add a further 22% of space to our network.
- Political uncertainty in **Thailand** during the second half of the year produced a difficult business climate. Nevertheless, Tesco Lotus, which has a strong market position, again performed well, delivering good growth in sales and profit. The successful development and roll-out of new small formats continues and to date, we have 370 stores trading across four formats, including 75 hypermarkets (of which 17 are Value stores). We also have 266 Express stores and 29 supermarkets which are proving very popular with customers.

Europe Our rate of expansion in European markets stepped up significantly in the year with 4.7m sq ft of new space added – representing almost 30% growth. Successful regional initiatives to strengthen our business – from pan-European purchasing of own brand products and fresh produce to the introduction of the Cherokee clothing range – have contributed to further improvements in our competitiveness. Customer numbers are up significantly and this is driving substantial market share gains.

- In the **Czech Republic**, our business has grown by almost two-thirds in the year and is now one of the leaders in the market. We again delivered strong profit growth despite competitive market conditions and the challenges of integrating the Carrefour and Edeka acquisitions. Conversion of the 11 Carrefour stores is almost complete,, we have a strong organic store opening programme which will add some 13% to our space in the current year and we have begun remodelling our department stores – with the first, at Brno, performing well.
- We continued to make progress in **Hungary** but although overall sales grew, profit performance was below budget. The effects of Government austerity measures last August on an already difficult economic and retail environment have been severe. Consumer spending levels are significantly down, with non-food categories particularly affected. Despite these challenges we have a strong market position which we have continued to strengthen by lowering prices, expanding our store network and developing our infrastructure. We opened 14 new stores in 2006/07, including 10 hypermarkets, and we plan to add 15% to our total space in the current year.
- Against the background of an improving economy and a consolidating retail industry in **Poland**, we are making very good progress, with rising sales, profits and returns. Sales growth has continued to be strong, driven by sustained improvement in existing store performance and a growing contribution from new space. The development of our 1k (around 10,000 sqft), 2k and 3k store formats as part of an enlarged opening programme is going well. The acquisition of the Leader Price stores from Casino, which was announced last July and completed in December has accelerated our 1k format expansion and contributed to a 37% overall space increase in Poland. Leader Price stores are being converted rapidly to Tesco with, on average, 25% sales uplifts.
- Tesco **Ireland** delivered another excellent performance with improved profits and another year of strong sales growth in existing stores. Our new store opening programme will be substantially bigger this year – with 240,000 sq ft, representing growth of over 10%. The new 740,000 sq ft distribution centre at Donabate, in north Dublin, opens this month. Our competitive position is also strong and we're investing more for customers – for example, our largest ever programme of price cuts in Ireland, which started last spring, has been well-received.
- In **Slovakia** the success of our compact hypermarket format and a strong economy have underpinned pleasing growth in sales, profits and returns. We now have 25 such stores, representing approaching half of our total space, with more planned. We introduced our 1k format this year – opening the first store at Vrable and we now have six trading with nine more planned this year. Our organic expansion will add around 15% to our space this year.

Operations, resources and relationships

We have continued to make good progress with all four parts of our strategy:

- grow the core UK business
- become a successful international retailer
- be as strong in non-food as in food, and
- develop retailing services

We have done this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets.

International Despite challenging economic conditions and political uncertainty in some of our markets, our international businesses delivered another good performance. Sales growth has been strong – with like-for-like growth in all but one of our markets (Hungary being the exception) and profits have again moved ahead well. Margins continue to improve, despite absorbing significant integration costs from the in-market acquisitions we have completed in the year – in the Czech Republic, Poland and Malaysia.

We are building-out our store networks more rapidly in existing markets – through a combination of strong organic growth and acquisitions. 484 stores, with 8.2m sq ft of selling area, were opened during the year, including 76 hypermarkets. This is four times the amount of new space opened in the UK. In Rest of Europe we opened over 4.7m sq ft of space and in Asia 3.5m sq ft.

These numbers included the acquisition of:

- 11 Carrefour stores in the Czech Republic in May 2006 as part of the asset swap deal announced in September 2005, plus 27 small stores from Edeka in April, which together added 1.2m sq ft – or 45% to our space there.
- 146 Leader Price stores in Poland in December, which added a total of 1.4m sq ft – the equivalent of 29% of the existing sales area.
- Eight large Makro stores in Malaysia in January, which added 0.9m sq ft of sales area, nearly doubling our space in the market.

We are keen to participate further in the process of consolidation which is now taking place in many International markets but we are selective purchasers of assets or businesses.

At the end of February, our international operations were trading from 1,275 stores, including 411 hypermarkets, with a total of 40.4m sq ft of selling space. Nearly 60% of Group sales area is now in International. Excluding the United States, we expect to open 442 new stores in our International markets during the current year, adding 7.6m sq ft of selling area.

Returns – CROI* All our established markets are now profitable and with growing local scale, increasing store maturity and the benefits of investment in central distribution now flowing, returns from our International operations are continuing to rise. On a constant currency basis, cash return on investment (CROI*) for International has increased again – to 11.5% with our lead markets overall maintaining significantly higher levels.

Asia

- In China we trade from 47 hypermarkets, mainly in Shanghai, and the first stores in China's other large regional markets – Guangzhou, Shenzhen and Beijing (our first Tesco-fascia store) have opened well. Our new range of over 1,000 Tesco own brand lines have been well-received by customers. Hymall's sales have continued to grow strongly – up overall by 19% in the year, with strengthening like-for-like sales as the year progressed. As a result of carrying higher overheads as we invest to equip the business to grow faster, it made a small loss after tax and interest, of which our share was £6m.
- In a still subdued retail market in Japan we made progress, with modest overall sales growth and a stronger like-for-like performance. Our focus in the year has been on refining and developing the trial Express-type stores into a profitable, expandable format and implementing our 'Tesco in a Box' suite of operating systems successfully. We now plan to push on with a much larger opening programme of up to 35 new stores this year.
- In Korea, Homeplus continued to do well, with solid sales and very strong profit growth in more challenging market conditions than in recent years. During the year we opened 29 new stores and, including extensions, almost 1m sq ft of space. Most of our new selling area came from large hypermarkets, but our development programme is now broadly-based with nearly 20% coming from store extensions, 21% from compact hypermarkets and the remainder from the roll-out of our successful Express convenience format, which now has almost 40 stores trading. We have a strong forward pipeline of new space, including plans to double the size of the Express business.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

	2007	2006
Total shareholder return	36.0%	45.8%
Total shareholder return is the notional return from a share and is measured as the percentage change in the share price, plus the dividend paid. This is measured over the last five years.		
Full year dividend per share	9.64p	8.63p
The growth of the dividend per share from one period to the next is important to shareholders since this represents their actual cash return, and is usually paid twice a year.		

We monitor a wide range of KPIs, both financial and non-financial. Across the Group, KPIs are set locally, with oversight from the Executive Directors, to ensure they are tailored to drive the priorities of each business. Each business operates a Steering Wheel, our balanced scorecard. During the last year we have made good progress with rolling-out our Corporate Responsibility management system to our International operations. We report quarterly on social, ethical and environmental matters alongside their Customer, Operations, Finance and People KPIs. More detail on each country follows in the 'Operations, resources and relationships' section.

The following are some KPIs for the UK and Group operations.

	2007	2006
UK market share		
Grocery market share*	21.0%	20.2%
Non-food market share	8.0%	7.0%
*This is measured as the share of all spend by all shoppers through Taylor Nelson Sofres Superpanel (Total Till Roll) data.		
Supplier viewpoint measure	94%	94%
We aim to monitor supplier relations through the Supplier Viewpoint Survey. The target is for over 90% of suppliers to view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.		
Employee retention	84%	83%
This measure shows the percentage of employees who have stayed with the business for longer than one year. It is one measure that we use to monitor employee loyalty and satisfaction and we aim to exceed 80% retention of experienced staff.		
Energy consumption	12.5%	5.5%
For 2006/07 our target was to reduce energy consumption by 12% (2005/06 – 5%).		

Key Performance Indicators (KPIs)

We operate a balanced scorecard approach to managing the business that is known internally within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, finance and the community. This enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders. Some of the KPIs below are tracked through our Steering Wheel and others are tracked as a monitor of investor return.

	2007*	2006*
Sales growth		
Change in Group sales over the year (including value added tax)	10.9%	13.2%
UK sales growth	9.0%	10.7%
International sales growth	17.9%	23.0%
International sales growth (at constant exchange rates)	17.4%	15.5%
Profit before tax	£2,653m	£2,206m
Underlying profit before tax	£2,545m	£2,248m
Trading margin		
UK trading margin	5.9%	5.8%
International trading margin	5.7%	5.7%
Trading margin is calculated from the operating profit expressed as a percentage of Group revenue (sales excluding value added tax). It is a measure of profit generation from sales and is a comparable performance measure with other companies. This is how much we made from trade in our stores, taking account of the cost of the products sold, wages and salaries, expenses associated with running the stores, depots and head office, and the cost of depreciation of the assets used to generate the profits.		
Net cash (outflow)/inflow	£(265)m	£165m
Net cash inflow is the cash received less cash spent during the financial period, after financing activities.		
Capital expenditure	£3.0bn	£2.8bn
This is the cash invested in purchasing fixed assets.		
UK	£1.9bn	£1.8bn
International	£1.1bn	£1.0bn
Net borrowings and gearing		
Net borrowings	£5.0bn	£4.5bn
Gearing	48%	48%
Return on Capital Employed (ROCE)	12.6%‡	12.5%
ROCE is calculated as profit before interest less tax divided by the average of net assets plus net debt plus dividend creditor less net assets held for sale. ROCE is a relative profit measurement that not only incorporates the funds shareholders have invested, but also funds invested by banks and other lenders, and therefore shows the productivity of the assets of the Group.		
Underlying diluted earnings per share	22.36p	20.04p
Underlying diluted earnings per share is the calculation of profit after tax and minority interest divided by the diluted weighted average number of shares in issue during the year. It is the amount which could be paid out on each share if the Company decided to distribute all its profits as dividends instead of retaining some for future expansion.		

* On a 52-week comparable basis.

‡ Including the one-off gain from Pensions A-Day, ROCE was 13.6%.

International On a comparable 52 week basis, total international sales grew by 17.9% at actual exchange rates to £11.0bn and by 17.4% at constant exchange rates. Like-for-like sales in International grew by 2.0% in the year, with net new space contributing the remaining 15.4%.

International contributed £564m to trading profit, up 18.0% on last year on a comparable basis, with stable trading margins at 5.7%. At constant exchange rates, international trading profit grew by 16.5%. Before integration costs and initial operating losses, trading profit rose by 20.9% and margins increased slightly.


152
194
273
350
411
03
04
05
06
07
NUMBER OF INTERNATIONAL HYPERMARKETS

			Comparable Basis 52 weeks vs 52 weeks	Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
International sales (inc. VAT)	£11,031m	17.9%	17.4%	5.3%
International trading profit	£564m	18.0%	16.5%	10.8%
Trading margin	5.7%	–	–	–

In **Asia**, sales grew by 16.8% at actual exchange rates on a comparable 52 week basis to £4.7bn (last year £4.0bn). At constant rates, sales grew by 13.5%. After charging £0.3m of integration costs and initial operating losses on the Makro stores acquired in Malaysia, Asia trading profit increased by 18.8% to £246m at actual rates (last year £207m) on a comparable basis and by 14.5% at constant rates. Before integration costs and initial operating losses, trading profit increased by 14.7%. Trading margins rose in Asia to 5.6%, driven by strong performances in Korea, Thailand and Malaysia.

			Comparable Basis 52 weeks vs 52 weeks	Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
Asia sales (inc. VAT)	£4,707m	16.8%	13.5%	1.0%
Asia trading profit	£246m	18.8%	14.5%	3.4%
Trading margin	5.6%	–	–	–

In the **Rest of Europe**, sales rose by 18.7% to £6.3bn (last year £5.3bn) on a comparable basis. At constant rates, sales grew by 20.3%. Trading profit increased by 17.3% at actual rates to £318m (last year £271m) and by 18.0% at constant rates. Trading margins reduced slightly, after charging £14.0m of integration costs and initial operating losses on the stores acquired from Carrefour and Edeka in the Czech Republic and Casino in Poland, and with improvements in most of Central Europe, Ireland and Turkey being offset by the continuing effects of a weak economy in Hungary. Before charging integration costs, trading profit grew by 22.5% and margins rose.

			Comparable Basis 52 weeks vs 52 weeks	Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
Rest of Europe sales (inc. VAT)	£6,324m	18.7%	20.3%	8.7%
Rest of Europe trading profit	£318m	17.3%	18.0%	17.3%
Trading margin	5.7%	–	–	–

UK UK sales increased by 9.0% to £35.6bn (last year £32.7bn), with like-for-like growth of 5.6% (including volume of 5.0%) and 3.4% from net new stores. Excluding petrol, like-for-like sales grew by 5.6%. In our stores, we saw modest inflation of 0.2%, as our continued investment in lowering prices for customers was more than offset by the strength of seasonal fresh food prices.

Fourth quarter like-for-like sales growth, excluding petrol, was 5.8%. This compared with growth of 5.6% in the third quarter. Including petrol, like-for-like sales grew by 4.9%. Total sales grew by 8.2% in the quarter, including 3.3% from net new stores. In the final seven weeks of the financial year, like-for-like growth excluding petrol, was 5.8%, with 4.0% coming from net new stores (which includes Tesco Direct).


2,134
2,285
2,450
2,802
2,990
1,228
1,520
1,704
1,795
1,883
03 04 05 06 07
CAPITAL EXPENDITURE
£m

■ GROUP
□ UK

Group performance

These results represent very good progress across the Group and have been achieved by investing to improve the shopping experience for customers in our businesses around the world. We have been able to deliver another solid sales performance, and through good cost control and productivity improvements we have grown profits faster than revenue – and thereby improved returns for shareholders. These improvements have been achieved whilst continuing to invest in the long term – in the people, assets, processes and systems, which will enable Tesco to sustain its success in the future.

Group These results are for the 52 weeks ended 24 February 2007, compared with the equivalent 52-week period for the UK and the Republic of Ireland combined with the 60-week period to the end of February 2006 for the majority of the international businesses. Where appropriate, and for ease of comparison, total Group and segmental results are also reported against a comparable 52-week period to 25 February 2006.

Group sales, including VAT, increased by 8.1% to £46.6bn (last year £43.1bn) and by 10.9% on a comparable 52-week basis. At constant exchange rates, sales increased by 7.9% and 10.8% respectively.

Last April, with our Preliminary Results for 2005/06, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). Underlying profit rose to £2,545m in the year, an increase of 13.2% on a comparable 52-week basis. This includes, as usual, property profits but excludes both the gain in the year from the Finance Act 2006 pensions adjustment (Pensions A-Day) and the impairment charge on our Gerrards Cross site.

With our Interim Results for 2006/07, we also began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, also excludes the non-cash element of the IAS 19 pension charge. In the current year this measure also excludes the Pensions A-Day gain and the impairment charge on Gerrards Cross. Group trading profits were £2,478m, up 11.1% on last year on a comparable basis.

Group operating profit rose by 17.7% to £2,648m. Total net Group property profits were £139m, comprising £98m in the UK, a £6m loss in Asia and a £47m profit within Joint Ventures and Associates.

		Comparable Basis 52 weeks vs 52 weeks		Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
Group sales (inc. VAT)	£46,611m	10.9%	10.8%	8.1%
Group profit before tax	£2,653m	20.3%	19.9%	18.7%
Group operating profit	£2,648m	17.7%	17.4%	16.1%
Group underlying profit	£2,545m	13.2%	12.9%	11.8%
Group trading profit	£2,478m	11.1%	10.8%	9.6%
Trading margin	5.8%	–	–	–

Operating and financial review

Group summary

	2007 £m	2006• £m	Change %
Group sales (including value added tax)	46,611	43,137	8.1
Underlying profit before tax†	2,545	2,277	11.8
Group profit before taxation	2,653	2,235	18.7
Underlying diluted earnings per share (p)	22.36	20.30	10.1
Diluted earnings per share (p)	23.31	19.92	17.0
Dividend per share (p)	9.64	8.63	11.7

UK performance

	2007 £m	2006• £m	Change %
Sales (including value added tax)	35,580	32,657	9.0
Operating profit	2,083	1,788	16.5
Trading profit*	1,914	1,752	9.2
Trading margin‡	5.9%	5.8%	

Rest of Europe performance

	2007 £m	2006• £m	Change %
Sales (including value added tax)	6,324	5,820	8.7
Operating profit	324	263	23.2
Trading profit*	318	271	17.3
Trading margin‡	5.7%	5.3%	

Asia performance

	2007 £m	2006• £m	Change %
Sales (including value added tax)	4,707	4,660	1.0
Operating profit	241	229	5.2
Trading profit*	246	238	3.4
Trading margin‡	5.6%	5.4%	

† Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 income statement charge and 'normal' cash contributions for pensions, the Pensions Adjustment Finance Act 2006 and impairment of the Gerrards Cross site.

* Trading Profit is an adjusted measure of operating profit excluding property-related items and replaces the IAS 19 income statement charge with 'normal' cash contributions for pensions.

‡ Trading Margin is calculated using sales excluding value added tax.

• Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

This Operating and Financial Review (OFR) analyses the performance of the Tesco Group in the financial year ended 24 February 2007. It also explains other aspects of the Group's results and operations, including strategy and risk management.

Long-term strategy

Tesco has a well-established and consistent strategy for growth, which has allowed us to strengthen our core UK business and drive expansion into new markets. Our four part strategy to diversify the business was laid down in 1997 and has been the foundation of Tesco's success in recent years. The new businesses which have been created and developed over the last decade as part of this strategy now have scale, they are competitive and profitable – in fact, they make more profit than the entire Group did in 1997.

The objectives of the strategy are:

- to grow the core UK business;
- to become a successful international retailer;
- to be as strong in non-food as in food; and
- to develop retailing services – such as Tesco Personal Finance, Telecoms and tesco.com.

In 2006/07, Tesco has again delivered a strong performance, with all four parts of the strategy contributing. We have sustained good growth in the UK and coped well with the challenges of recovering competitors, rising costs and a cautious consumer background. In our international operations we have also made good progress, completing our largest ever programme of new store openings and weathered difficult conditions in some of our largest markets. In non-food, more customers are choosing to shop with us even in a period of more cautious consumer spending and we have launched Tesco Direct, which extends our reach in selling a broad range of products on the internet and via catalogue. Finally, our retailing services have delivered another good year, with tesco.com sustaining its rapid growth, Tesco Personal Finance making progress in challenging markets and Telecoms continuing to build its customer base strongly.


28,280
33,557
41,819
43,137
46,611
23,101
26,876
29,511
32,657
35,580
03
04
05
06*
07

SALES PERFORMANCE
£m

GROUP

UK

*Including 60 weeks International


7.7
16.3
11.9
10.7
9.0
14.2
4.0
6.7
9.0
7.5
5.6
03
04
05
06
07

UK SALES GROWTH %

TOTAL

LIKE-FOR-LIKE

53rd WEEK

financial highlights growth on 2006*

10.9% Group sales (including VAT)

13.2% Underlying Group profit before tax†

20.3% Group profit before tax

11.6% Underlying diluted earnings per share†

18.5% Diluted earnings per share

11.7% Dividend per share

On a continuing operations basis	2007 52 weeks	2006 60 weeks	2006* 52 weeks
Group sales (£m) (including value added tax)	46,611	43,137	42,016
Group revenue (£m) (excluding value added tax)	42,641	39,454	38,443
Underlying Group profit before tax† (£m)	2,545	2,277	2,248
Group profit before tax (£m)	2,653	2,235	2,206
Underlying diluted earnings per share† (p)	22.36	20.30	20.04
Diluted earnings per share (p)	23.31	19.92	19.67
Dividend per share (p)	9.64	8.63	–
Group enterprise value (£m) (market capitalisation plus net debt)	40,469	30,841	–
Return on capital employed	12.6%‡	12.7%	12.5%

† Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 income statement charge and 'normal' cash contributions for pensions, the Pensions Adjustment – Finance Act 2006 and impairment of the Gerrards Cross site.

* Restated for the year ended 25 February 2006 including 52 weeks for the UK and ROI and a comparable 12 months (March – February) for the majority of the remaining International businesses.

‡ Including the one-off gain from Pensions A-Day, ROCE was 13.6%.

inside...

what's inside the reports



Annual Review and Summary Financial Statement

Read a full review of our UK and international business and a summary of our financial statement.



Annual Report and Financial Statements

Read our full financial statements and accounts.



Corporate Responsibility Review

Read about our social, environmental and ethical policies throughout our business.

These reports are available on-line at www.tesco.com/corporate

Every little helps

How to find out more on-line

Every year, more and more information is available for our shareholders, staff and customers on-line at www.tesco.com/corporate

Talking Tesco

Our Talking Tesco website is helping us to listen to our customers, suppliers and staff more easily. If you would like to make a comment please log on to www.tesco.com/talkingtesco





TESCO | Every little helps

Annual Report and Financial Statements 2007

Equity and liabilities		2006		2005	
	Notes	in € k	in € k	in € k	in € k
Capital stock	9	26,922		26,922	
Capital reserves	10	103,703		103,703	
Retained earnings	11	361,953		334,223	
Other reserves	12	826		-1,250	
Group profit		132,732		105,027	
Minority interests	13	2,578		3,308	
Equity	9		**628,714**		**571,933**
Provisions for pensions	14	70,772		64,608	
Deferred tax liabilities	8	8,661		6,529	
Other provisions	15	45,168		39,186	
Liabilities to banks	16	810		0	
Trade payables	16	399		367	
Other financial liabilities	16	12,758		13,987	
Other liabilities	16	9,014		29,987	
Non-current liabilities			**147,582**		**154,664**
Other provisions	15	92,330		66,270	
Provisions for taxes	15	30,708		7,907	
Liabilities to banks	16	77		4,803	
Advance payments received	16	190,223		156,725	
Trade payables	16	154,201		112,160	
Current tax liabilities	8	2,661		685	
Other financial liabilities	16	25,938		22,889	
Other liabilities and accruals	16	199,885		184,471	
Current liabilities			**696,023**		**555,910**
Total equity and liabilities			**1,472,319**		**1,282,507**

Consolidated income statement

	Notes	2006		2005	
		in € k	in € k	in € k	in € k
Sales revenues	20	1.910,814		1,694,984	
Increase of inventory of finished goods and work in progress		45,577		1,203	
Other own work capitalised	21	14,046		26,270	
Other operating income	22	54,665	2,025,102	58,159	1,780,616
Goods and services purchased	23				
Expenses for materials, supplies, and purchased goods		-847,389		-720,718	
Expenses for services purchased		-155,917	-1,003,306	-106,354	-827,072
Personnel expenses	24				
Wages and salaries		-467,042		-429,142	
Social security contributions and expenses for pension plans and benefits		-96,290	-563,332	-92,495	-521,637
Depreciation and amortisation of intangible assets and property, plant and equipment			-49,846		-46,575
Other operating expenses	25		-300,617		-295,139
EBIT			**108,001**		**90,193**
Investment income	26	1,125		0	
Income from other securities and loans classified as financial assets	26	20		17	
Other interest and similar income	26	6,446		6,348	
Write-downs on financial assets	26	-4		0	
Interest and similar expenses	26	-5,952		-5,395	
			1,635		**970**
Earnings before taxes			**109,636**		**91,163**
Taxes on income	27		-32,099		-27,749
Net income			**77,537**		**63,414**
Profit (loss) share of minority interests		226		168	
Profit (loss) share of shareholders of KRONES GROUP			77,311		63,246
Earnings per share (diluted/basic) in €	28		7.34		6.01

Consolidated cash flow statement

	2006 in € k	2005 in € k
Earning before taxes	109,636	91,163
Depreciation and amortisation (reversals)	49,846	46,468
Increase (decrease) in provisions	59,033	-6,715
Deferred tax item changes recognised in income	3,448	934
Interest expenses and interest income	-494	-953
Proceeds and losses from the disposal of non-current assets	-1,734	-1,022
Other non-cash income and expenses	3,271	9,888
Increase in trade receivables and other assets not attributable to investing or financing activities	-122,528	-52,851
Increase in inventories	-63,327	-22,974
Increase in trade payables and other liabilities not attributable to investing or financing activities	68,209	24,108
Cash generated from operating activities	**105,360**	**88,046**
Interest paid	-4,466	-3,599
Income taxes paid and refunds received	-14,002	-22,041
Cash flow from operating activities	**86,892**	**62,406**
Cash payments to acquire intangible assets	-17,319	-26,149
Proceeds from the disposal of intangible assets	88	58
Cash payments to acquire property, plant and equipment	-60,423	-52,115
Proceeds from the disposal of property, plant and equipment	10,865	4,085
Cash payments to acquire financial assets	-4	-24
Proceeds from the disposal of financial assets	165	9,022
Cash payments to acquire shares in associated enterprises	-3,511	-12,387
Interest received	4,860	3,156
Dividends received	1,125	0
Cash flow from investing activities	**-64,154**	**-74,354**
Cash payments to company owners	-14,743	-13,690
Proceeds from new borrowing	0	3,489
Cash payments to service debt	-3,916	0
Cash payments to pay lease liabilities	-436	-436
Proceeds from issuing of minority interest shares	146	0
Cash flow from financing activities	**-18,949**	**-10,637**
Net change in cash and cash equivalents	3,789	-22,585
Changes in cash and cash equivalents arising from exchange rates	-2,563	3,710
Cash and cash equivalents at the beginning of the period	**56,501**	**75,376**
Cash and cash equivalents at end of the period	**57,727**	**56,501**

Consolidated statement of changes in non-current assets in 2006

	Cost					
	1 Jan 2006	Additions	Disposals	Reclassifications	Currency differences	31 Dec 2006
	in € k	in € k	in € k	in € k	in € k	in € k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	57,692	7,857	1,627	0	-65	63,857
2. Capitalised development costs	60,340	9,462	668	0	0	69,134
	118,032	**17,319**	**2,295**	**0**	**-65**	**132,991**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	274,025	18,196	10,077	11,207	-1,449	291,902
2. Technical equipment and machines	170,253	14,474	9,172	3,382	-1,531	177,406
3. Other equipment, furniture and fixtures, and office equipment	148,779	18,310	22,326	1,599	-1,037	145,325
4. Construction in progress	16,821	9,443	0	-16,188	-1	10,075
	609,878	**60,423**	**41,575**	**0**	**-4,018**	**624,708**
Financial assets						
1. Shares in associated enterprises	17,514	0	0	0	0	17,514
2. Investments	729	0	0	0	0	729
3. Non-current securities	271	0	118	0	0	153
4. Other long-term loans	193	4	41	0	0	156
	18,707	**4**	**159**	**0**	**0**	**18,552**
Non-current assets	**746,617**	**77,746**	**44,029**	**0**	**-4,083**	**776,251**

Depreciation, amortization, and write-downs						Carrying amounts	
1 Jan 2006	Additions	Disposals	Reversals	Currency differences	31 Dec 2006	31 Dec 2006	31 Dec 2005
in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
45,016	6,782	1,539	0	–39	50,220	13,637	12,676
18,550	11,270	668	0	0	29,152	39,982	41,790
63,566	**18,052**	**2,207**	**0**	**–39**	**79,372**	**53,619**	**54,466**
77,926	6,987	2,297	0	–716	81,900	210,002	196,099
131,069	10,150	8,705	0	–1,334	131,180	46,226	39,184
113,816	14,657	21,442	0	–916	106,115	39,210	34,963
0	0	0	0	0	0	10,075	16,821
322,811	**31,794**	**32,444**	**0**	**–2,966**	**319,195**	**305,513**	**287,067**
2,949	0	0	0	0	2,949	14,565	14,565
578	0	0	0	0	578	151	151
–6	4	–6	4	0	0	153	277
0	0	0	0	0	0	156	193
3,521	**4**	**–6**	**4**	**0**	**3,527**	**15,025**	**15,186**
389,898	**49,850**	**34,645**	**4**	**–3,005**	**402,094**	**374,157**	**356,719**

Consolidated statement of changes in non-current assets in 2005

	Cost					
	1 Jan 2005	Additions	Disposals	Reclassifications	Currency differences	31 Dec 2005
	in € k	in € k	in € k	in € k	in € k	in € k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	55,185	4,458	2,145	49	145	57,692
2. Capitalised development costs	39,539	21,691	888	0	-2	60,340
	94,724	**26,149**	**3,033**	**49**	**143**	**118,032**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	268,154	5,173	1,326	36	1,988	274,025
2. Technical equipment and machines	155,287	12,898	1,563	1,788	1,843	170,253
3. Other equipment, furniture and fixtures, and office equipment	153,864	18,213	25,039	45	1,696	148,779
4. Construction in progress	3,032	15,831	209	-1,918	85	16,821
	580,337	**52,115**	**28,137**	**-49**	**5,612**	**609,878**
Financial assets						
1. Shares in associated enterprises	17,514	0	0	0	0	17,514
2. Investments	730	1	0	0	-2	729
3. Non-current securities	315	0	51	0	7	271
4. Other long-term loans	9,141	23	8,971	0	0	193
	27,700	**24**	**9,022**	**0**	**5**	**18,707**
Non-current assets	**702,761**	**78,288**	**40,192**	**0**	**5,760**	**746,617**

Depreciation, amortization, and write-downs						Carrying amounts	
1 Jan 2005	Additions	Disposals	Reversals	Currency differences	31 Dec 2005	31 Dec 2005	31 Dec 2004
in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
41,034	5,980	2,090	0	92	45,016	12,676	14,151
9,966	9,470	885	0	-1	18,550	41,790	29,573
51,000	**15,450**	**2,975**	**0**	**91**	**63,566**	**54,466**	**43,724**
71,171	6,561	579	102	875	77,926	196,099	196,983
121,192	9,473	1,265	0	1,669	131,069	39,184	34,095
120,592	15,091	23,230	0	1,363	113,816	34,963	33,272
0	0	0	0	0	0	16,821	3,032
312,955	**31,125**	**25,074**	**102**	**3,907**	**322,811**	**287,067**	**267,382**
2,949	0	0	0	0	2,949	14,565	14,565
579	0	0	0	-1	578	151	151
-1	0	0	5	0	-6	277	316
0	0	0	0	0	0	193	9,141
3,527	**0**	**0**	**5**	**-1**	**3,521**	**15,186**	**24,173**
367,482	**46,575**	**28,049**	**107**	**3,997**	**389,898**	**356,719**	**335,279**

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/process technology	
	2006	2005	2006	2005
	in € k	in € k	in € k	in € k
Sales revenues	**1,641,331**	**1,445,616**	**197,249**	**182,726**
Germany	269,028	204,823	16,350	23,087
Rest of Europe	580,240	450,817	79,129	49,653
Other areas	792,063	789,976	101,770	109,986
Segment EBIT	**107,089**	**101,745**	**-3,380**	**-13,689**
Depreciation, amortisation, and write-downs	**46,708**	**42,430**	**1,053**	**2,041**
EBT	**109,979**	**103,548**	**-3,637**	**-13,689**
Other material non-cash income and expenses	**-5,408**	**-9,888**	**2,346**	**0**
Assets	**1,294,383**	**1,119,686**	**132,107**	**121,101**
Germany	1,005,811	856,492	124,372	106,203
Rest of Europe	122,220	84,266	7,735	14,898
Other areas	166,352	178,928	0	0
Liabilities	**718,054**	**596,413**	**91,164**	**96,281**
Capital expenditures for intangible assets and property, plant and equipment	**73,870**	**73,971**	**804**	**1,299**
Germany	68,341	69,988	800	1,002
Rest of Europe	3,175	1,159	4	297
Other areas	2,354	2,824	0	0
Return on sales (EBT to sales)	**6.7%**	**7.2%**	**-1.9%**	**-7.5%**

Machines and lines for the low output range (KOSME)		Consolidation		KRONES GROUP	
2006	2005	2006	2005	2006	2005
in € k	in € k	in € k	in € k	in € k	in € k
72,234	**66,642**			**1,910,814**	**1,694,984**
3,302	1,015			288,680	228,925
45,527	44,057			704,896	544,527
23,405	21,570			917,238	921,532
4,292	**2,137**			**108,001**	**90,193**
2,085	**2,104**			**49,846**	**46,575**
3,294	**1,304**			**109,636**	**91,163**
-209	**0**			**-3,271**	**-9,888**
45,444	**59,220**	**-36,850**	**-48,418**	**1,435,084**	**1,251,589**
0	0	-22,609	-37,768	1,107,574	924,927
45,444	59.220	-13,835	-10,278	161,564	148,106
0	0	-406	-372	165,946	178,556
28,320	**54,281**	**-36,850**	**-48,418**	**800,688**	**698,557**
3,068	**2,994**			**77,742**	**78,264**
0	0			69,141	70,990
3,068	2,994			6,247	4,450
0	0			2,354	2,824
4.6%	**2.0%**			**5.7%**	**5.4%**

Consolidated statement of changes in equity

	Parent company						
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity
	in € k	in € k	in € k	in € k	in € k	in € k	in € k
At 1 January 2005	**26,922**	**103,703**	**309,954**	**-2,540**	**5,235**	**80,546**	**523,820**
Dividend payment (€1.30 per share)						-13,690	**-13,690**
Consolidated net income 2005						63,246	**63,246**
Allocation to retained earnings			25,075			-25,075	**0**
Currency differences				6,622			**6,622**
Changes in the consolidated group			-4,888				**-4,888**
Hedge accounting					-6,485		**-6,485**
At 31 December 2005	**26,922**	**103,703**	**330,141**	**4,082**	**-1,250**	**105,027**	**568,625**
Dividend payment (€1.40 per share)						-14,743	**-14,743**
Consolidated net income 2006						77,311	**77,311**
Allocation to retained earnings			34,863			-34,863	**0**
Currency differences				-4,724			**-4,724**
Changes in the consolidated group			-2,409				**-2,409**
Hedge accounting					2,076		**2,076**
At 31 December 2006	**26,922**	**103,703**	**362,595**	**-642**	**826**	**132,732**	**626,136**

Minority interests	Group equity
Equity	
in € k	in € k
1,902	525,722
	-13,690
168	63,414
	0
	6,622
1,238	-3,650
0	-6,485
3,308	571,933
	-14,743
226	77,537
	0
	-4,724
-956	-3,365
0	2,076
2,578	628,714

Notes to the consolidated financial statements

of KRONES GROUP

General disclosures

- **Legal basis**

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 December 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 43.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

- **Consolidated group**

Besides KRONES AG, the consolidated financial statements for the period ended 31 December 2006 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES AG acquired another 15% of the shares in KOSME S.R.L., Roverbella, Italy, in fiscal 2006 and now holds 70% of the shares of this company.

Moreover, KRONES Trading (Taicang) Co. Ltd., Taicang, China, in which KRONES AG holds a 100% stake, and MAINTEC Service GmbH, Collenberg/Main, Germany, in which KRONES AG holds a 51% stake were established.

The first-time consolidation of the new shares was effected at the time of acquisition or establishment.

A complete presentation of investment holdings will be filed in the electronic Federal Gazette (*elektronischer Bundesanzeiger*).

- **Consolidation principles**

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Dec 2006	31 Dec 2005	2006	2005
US dollar	USD	1.318	1.183	1.256	1.244
British pound	GBP	0.672	0.687	0.682	0.684
Swiss franc	CHF	1.608	1.556	1.573	1.548
Danish krone	DKK	7.456	7.461	7.459	7.452
Canadian dollar	CAD	1.529	1.375	1.424	1.509
Japanese yen	JPY	156.700	139.100	146.020	136.850
Brazilian real	BRL	2.814	2.750	2.736	3.037
Chinese renminbi (yuan)	CNY	10.292	9.547	10.010	10.196
Mexican peso	MXN	14.304	12.602	13.679	13.499

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«). A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

Useful life	in years
Buildings	14 – 50
Technical equipment and machines	5 – 16
Furniture and fixtures and office equipment	3 – 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

  Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

  In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

  Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

  The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

  The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

  Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates hat apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**

  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Segment reporting**

  Intersegment transfers are conducted under the same conditions as transfers among third parties.

Notes to the consolidated balance sheet

1 Property, plant and equipment, intangible assets, and financial assets

With respect to changes in the items presented under property, plant and equipment, intangible assets, and financial assets, please refer to the consolidated statement of changes in non-current assets (pp. 8–11).

2 Intangible assets

The addition under intellectual property rights and licenses primarily relates to computer software licenses.

The capitalised development costs relate to new machinery projects of KRONES AG and SANDER HANSEN A/S and of the KOSME GROUP. The development costs capitalised in 2006 amount to €9,462k (2005: €21,691k). In 2006, a total of €89,497k was spent on research and development (2005: €73,123k).

3 Property, plant and equipment

As in the previous year, no impairments or impairment reversals pursuant to IAS 36 were necessary in 2006.

In 2006, the carrying amounts for property, plant and equipment included grants of €551k (2005: €560k). Of the grants, €49k (2005: €50k) were recognised in profit and loss by way of a reduced depreciation charge in 2006.

For the property, plant and equipment reported, there were no restrictions on title or right of disposal.

Property, plant and equipment includes leased assets amounting to €16,680k (2005: €17,114k), which are to be attributed as the economic property of the relevant group company due to the provisions of the underlying lease (finance lease).

The carrying amounts of the capitalised leased assets are as follows:

in € k	31 Dec 2006	31 Dec 2005
Land and buildings, including buildings on third-party land	15,245	15,721
Technical equipment and machines	830	850
Other equipment, furniture and fixtures, and office equipment	605	543
Total	**16,680**	**17,114**

4 Financial assets

Financial assets, which amount to €15,025k (2005: €15,186k), relate substantially to shares in associated enterprises and other lendings. An impairment reversal of €4k (2005: €5k) was recognised on the securities under non-current financial assets. Impairment losses of €10k were recognised in 2006. The carrying amounts on the balance sheet correspond to the fair values.

5 Inventories

The inventories of the KRONES GROUP are composed as follows:

in € k	31 Dec 2006	31 Dec 2005
Materials and supplies	136,123	100,858
Work in progress	121,833	117,110
Finished goods	112,254	72,110
Goods purchased for sale	13,866	36,299
Miscellaneous	3,018	487
Total	**387,094**	**326,864**

Inventories are recognised at the lower of cost or fair value less selling expenses. Construction contracts in progress at the balance sheet date do not have gross amounts due to customers (liability) or gross amounts due from customers (asset) since recognition is done using the percentage of completion method.

Impairments of €10,042k on inventories were recognised as expenses in 2006 (2005: €7,126k) and are based substantially on customary net realisable values and obsolescence allowances. The amount of impairment reversals recognised in profit and loss due to improved market conditions was insignificant.

6 Receivables and other assets

Receivables and other assets break down as follows:

in € k	31 Dec 2006	31 Dec 2005
Trade receivables	574,872	458,918
(of which amounts are due in 12 months or later)	33,958	35,993
Other assets	55,799	67,152
(of which amounts are due in 12 months or later)	884	502

Existing individual risks were accounted for through direct deductions amounting to €3,271k. For receivables from customers, the amounts recognised on the balance sheet correspond to the fair values.

The other assets include primarily advance payments made (€25,971k; 2005: €35,365k), tax receivables (€17,627k; 2005: €13,957k), prepaid expenses (€4,004k; 2005: €9,077k), and creditors with debit balances (€1,192k; 2005: €1,419k).

The derivative financial instruments measured at fair value, which were entered into for future payment receipts and meet the conditions for hedge accounting, amounted to €1,992k in 2006 (2005: €352k).

7 Cash and cash equivalents

Apart from cash on hand amounting to €238k (2005: €306k), cash and cash equivalents, which amount to €57,727k (2005: €56,501k), consist primarily of bank balances. Changes in cash and cash equivalents under IAS 7 »Cash flow statements« are presented in the cash flow statement on p. 7.

8 Deferred tax items

Taxes on income can be broken down as follows:

in € k	31 Dec 2006	31 Dec 2005
Deferred taxes	3,448	934
Current taxes	28,651	26,815
Total	**32,099**	**27,749**

The deferred tax items are computed on the basis of the national income tax rates that apply or are expected due to the current legal situation in the individual countries at the time of realisation. In Germany, a corporate income tax rate of 25.0% plus a solidarity surcharge of 5.5% and a local business tax rate (*Gewerbesteuerhebesatz*) for KRONES AG that averages 327% apply. Thus, the total tax income rate for the companies in Germany is 36.7%. Abroad, the tax rates are in the 22.5% to 42.0% range.

The deferred tax assets and liabilities at 31 December 2006 break down by balance sheet items as follows:

in € k	Deferred tax assets		Deferred tax liabilities	
	31 Dec 2006	31 Dec 2005	31 Dec 2006	31 Dec 2005
Intangible assets	266	0	14,725	15,355
Property, plant and equipment	33	606	14,999	14,344
Financial assets	0	8	9	12
Other non-current assets	0	739	0	0
Inventories	4,928	4,229	110	0
Other current assets	20,505	22,163	47	39
Tax loss carryforwards	19	316	0	0
Non-current provisions	14,040	14,114	0	0
Other non-current liabilities	4,686	3,847	986	390
Current provisions	4,148	4,660	16,354	17,836
Other current liabilities	995	3,098	890	16
Cash flow hedging	0	389	1,198	0
Consolidation	0	0	3,150	3,336
Subtotal	**49,620**	**54,169**	**52,468**	**51,328**
Offsetting	-43,807	-44,799	-43,807	-44,799
Total	**5,813**	**9,370**	**8,661**	**6,529**

The deferred tax assets and liabilities recognised directly in equity amounted to €1,053k at the reporting date (2005: €2,874k). The deferred tax items recognised on loss carryforwards relate to MAINTEC GmbH. These loss carryforwards can be carried forward indefinitely. Deferred tax items were not recognised on tax loss carryforwards of €9,342k, which expire in six years on average.

Deferred tax assets of €289k were recognised for group companies outside Germany that incurred losses in this or the previous period. According to our earnings plan, positive tax results are to be expected in the relevant tax jurisdictions in the future.

The income tax expense of €32,099k reported in 2006 is €8,137k lower than the expected income tax expense that would theoretically result from application of the domestic tax rate of 36.7% at the group level. The difference can be attributed to the following:

in € k	31 Dec 2006	31 Dec 2005
Tax rate for the parent company KRONES AG	36.7%	36.7%
Expected (theoretical) income tax expense	40,236	33,457
Adjustments due to different tax rates	-1,631	-617
Adjustments due to tax rate changes	758	8
Reduction of corporate income tax due to profit distribution	-1,516	0
Reductions in tax due to tax-free earnings	-1,314	-10,257
Tax loss carryforwards	-90	982
Increases in tax expense due to non-deductible expenses	2,464	2,204
Tax income (–) / tax expense (+) for previous years	-7,786	506
Tax income (–) / tax expense (+) arising from audits	-271	2,268
Other	1,249	-802
Taxes on income	**32,099**	**27,749**

The balance of reductions in taxes and increases in taxes for 2006 yields reductions in taxes, which are primarily attributable to tax refunds for prior years.

The tax refunds for prior years include the right to a refund of corporate income tax credit amounting to €14,876k. This claim is the result of an amendment to Germany's corporate income tax law. Under the existing law, corporate income tax credits could be used to reduce income tax expenses by way of dividend payments. Under the amended tax provisions, the entire credit is realised regardless of dividend distributions. The resulting income is a non-recurring item. Current and non-current tax receivables and liabilities include income tax receivables and liabilities, respectively.

9 Equity

As in 2005, KRONES AG's capital stock amounts to €26,922,135.36. It is divided into 10,531,024 ordinary bearer shares with a par value of €2.56

The annual shareholders' meeting on 19 June 2002 and the special meeting of preference shareholders on the same day passed a resolution establishing a stock of authorised capital. With this authorised capital, the Executive Board may, with approval of the Supervisory Board, increase the share capital by a total of up to €10,000,000.00 through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2007. Shareholders must be granted subscription rights to these shares.

The annual shareholders' meeting on 21 June 2006 passed a resolution authorising the company to buy and sell treasury shares totalling up to 10% of the current share capital on its behalf up to and including 20 December 2007. The holdings of shares acquired for this purpose, combined with other treasury shares previously acquired and still held by the company, shall not exceed 10% of the share capital of KRONES AG. The lowest transaction value at which each treasury share can be acquired shall be the mean of the single price quotations for the share on the Frankfurt Stock Exchange over the last five trading days prior to the Executive Board's decision to purchase, minus 10%. The highest transaction value shall be this mean value plus 10%.

The annual shareholders' meeting on 21 June 2006 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES AG acquired on the basis of the above authorisation without a further resolution by the annual shareholders' meeting. This authorisation can be exercised either in whole or in part.

10 Capital reserves

The capital reserves are unchanged at €103,703k and do not include any additional capital contributions under § 272 (2) No. 4 of the German Commercial Code (HGB).

11 Retained earnings

The legal reserve remains unchanged from 2005 at €51k.

The other retained earnings include the recognition of negative goodwill from acquisition accounting for subsidiaries consolidated before 1 January 2004 and adjustments made, without impact on income, at 1 January 2004 as part of the first-time application of IFRSS.

Apart from the currency translations of financial statements of foreign subsidiaries that are recognised directly in equity, currency differences recognised under retained earnings also include exchange differences resulting from the translation of equity using historical exchange rates.

12 Other reserves

The other reserves include the effects from the recognition in equity of financial instruments measured after taxes.

Changes in the reserve for cash flow hedges presented under other reserves and the reserve for the fair value of securities were as follows:

in € k	Reserve for cash flow hedges	Reserve for the fair value of securities	Total
At 1 January 2005	5,229	6	5,235
Measurement change recognised in equity	-7,554		-7,554
Result from settled hedges	62		62
Tax on items taken directly to or transferred from equity	371	0	371
Currency difference	636		636
At 31 December 2005	**-1,256**	**6**	**-1,250**
Measurement change recognised in equity	2,238	-4	2,234
Result from settled hedges	996		996
Tax on items taken directly to or transferred from equity	-1,332	0	-1,332
Currency difference	178		178
At 31 December 2006	**824**	**2**	**826**

13 Minority interests

The item in the consolidated balance sheet for minority interests includes third-party shares in the capital and earnings of KOSME S.R.L., Roverbella, Italy, and MAINTEC GmbH, Collenberg/Main, Germany.

A detailed overview of the composition of and changes to the individual equity components for the KRONES GROUP in 2006 and 2005 is presented in the statement of changes in equity on pages 14–15.

14 Provisions for pensions

The provisions for pensions have been recognised for obligations relating to vested benefits and current benefit payments to eligible active and former employees of the companies of the KRONES GROUP and their surviving dependents. Various forms of provisioning for retirement exist depending on the legal, economic, and tax circumstances of the relevant country and are generally based on the employees' remuneration and years of service.

Company pension plans are generally either defined contribution plans or defined benefit plans.

In defined contribution plans, the company does not assume any obligations beyond establishing contribution payments to special purpose funds. Contributions are recognised as personnel expense in the year in which they are paid.

In defined benefit plans, the company undertakes an obligation to render the benefits promised to active and former employees, whereby a distinction is made between systems that are financed by provisions and those financed through pension funds. The amount of the pension obligations (»defined benefit obligation«) has been computed in accordance with actuarial methods. Apart from the assumptions regarding life expectancy, the following factors were also taken into account in the actuarial calculation:

in %	Germany		Other countries	
	2006	2005	2006	2005
Discount rate	4.30	4.15	4.50–6.00	4.50
Projected increase in wages and salaries	0.00	0.00	2.00	2.00
Projected increase in pensions	2.00	2.00	0.00	0.00

The projected increase in wages and salaries comprises expected future pay increases, which are estimated each year on the basis of inflation and employees' years of service with the company. Since the pension commitments at our subsidiaries in Germany are independent of future pay increases, the projected increase in wages and salaries was not taken into account for determining the corresponding pension provisions.

Increases or decreases in either the net present value of obligations under defined benefit plans or the fair value of the fund assets can result in actuarial gains or losses due to such factors as changes in the parameters, changes in estimates relating to the risks associated with the pension commitments, and differences between the actual and expected return on plan assets. The net value of the pension provisions breaks down as follows:

in € k	31 Dec 2006	31 Dec 2005
Present value of benefit commitments financed by provisions	86,645	83,406
Present value of benefit commitments financed through pension funds	26,601	27,703
Present value of benefit commitments (gross)	113,246	111,109
Fair value of plan assets	-19,137	-19,810
Present value of benefit commitments (net)	94,109	91,299
Actuarial gains/losses not recognised on the balance sheet	-23,337	-26,691
Carrying amount at 31 December	**70,772**	**64,608**

The pension provisions, which amounted to €67,398k at the reporting date (2005: €61,434k), are primarily attributable to KRONES AG.

The composition of expenses arising from pension obligations, which amounted to €8,938k (2005: €6,657k), the reconciliation of the present value of defined benefit obligations, which amounted to €113,246k (2005: €111,109k), and the plan assets of €19,137k (2005: €19,810k) breaks down as follows:

in € k	31 Dec 2006	31 Dec 2005
Service cost for the period	4,061	3,282
Interest expense	4,460	4,129
Expected return on plan assets	-388	-817
Actuarial gains/losses	797	63
Recognised past service cost	8	0
Plan curtailments	0	0
Expenses arising from pension obligations	**8,938**	**6,657**

in € k	31 Dec 2006	31 Dec 2005
Present value of benefit commitments at 1 January	111,109	89,952
Service cost for the period	4,061	3,282
Interest expense	4,460	4,129
Actuarial losses not recognised on the balance sheet	-2,641	17,185
Benefits paid	-3,655	-3,471
Currency differences	-88	32
Present value of benefit commitments at 31 December	**113,246**	**111,109**

in € k	31 Dec 2006	31 Dec 2005
Plan assets at 1 January	19,810	20,146
Expected return	388	817
Employer contributions	1,253	619
Benefits paid	-2,185	-2,179
Unrecognised gains on assets	-86	405
Currency differences	-43	2
Plan assets at 31 December	**19,137**	**19,810**

in € k	31 Dec 2006	31 Dec 2005	31 Dec 2004
Present value of benefit commitments	113,246	111,109	89,952
Fair value of plan assets	19,137	19,810	20,146
Undercollateralisation of plan assets	**-7,464**	**-7,893**	**-6,336**

Expenses arising from pension commitments are recognised under personnel expenses.

The actual return on plan assets was €817k. The plan assets consist of securities. No payments are expected to be made into the plan in 2007. The expected return is estimated on the basis of the fund administrator's future interest rate developments. In 2006, a total of €33,119k was spent on defined contribution plans.

15 Provisions for tax liabilities and other provisions

Of the other provisions, which amounted to €137,498k in 2006 (2005: €105,456k), €92,330k (2005: €66,270k) are due within one year. These other provisions apply to the following items:

in € k	1 Jan 2006	Use/ reversal	Addition	Currency differences	31 Dec 2006	due within 1 year
Tax liabilities	7,907	559	23,377	-17	30,708	30,708
Personnel obligations	37,247	946	9,810	-7	46,104	1,398
Administrative expenses	66	65	92	-3	90	90
Other remaining provisions	68,143	14,984	39,333	-1,188	91,304	90,842
Total	**113,363**	**16,554**	**72,612**	**-1,215**	**168,206**	**123,038**

The provisions for personnel obligations are primarily for non-current obligations relating to early retirement (€39,303k). The other remaining provisions primarily consist of warranties, anticipated losses, and legal risks. Estimates are based on customary empirical values. The non-current provisions have been discounted using rates between 4.0% and 5.5%.

16 Liabilities

The liabilities to banks are primarily a long-term loan taken out at customary market interest rates. Therefore, the book value is the same as the fair value.

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2006
Liabilities to banks	77	336	474	887
Advance payments received	190,223	0	0	190,223
Trade payables	154,201	399	0	154,600
Other financial liabilities	25,938	12,758	0	38,696
Other liabilities	199,885	3,035	5,979	208,899
Total	**570,324**	**16,528**	**6,453**	**593,305**

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2005
Liabilities to banks	4,803	0	0	4,803
Advance payments received	156,725	0	0	156,725
Trade payables	112,160	367	0	112,527
Other financial liabilities	22,889	13,987	0	36,876
Other liabilities	184,471	18,732	11,255	214,458
Total	**481,048**	**33,086**	**11,255**	**525,389**

The other financial liabilities include liabilities on bills. Under IAS 39, these represent possible liabilities from bills sold and are recognised as trade receivables amounting to €31,253k (2005: €31,919k).

The other liabilities consist of deferred income (€1,235k; 2005: €2,176k) and other remaining liabilities (€207,664k; 2005: €206,081k).

The other remaining liabilities break down as follows:

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2006
Tax liabilities	7,690			7,690
Social security liabilities	3,460			3,460
Payroll liabilities	8,104			8,104
Debtors with credit balances	7,190			7,190
Finance leases	1,087	1,710	5,979	8,776
Accruals	148,742			148,742
Other	22,377	1,325		23,702
Total	**198,650**	**3,035**	**5,979**	**207,664**

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2005
Tax liabilities	7,363			7,363
Social security liabilities	13,040			13,040
Payroll liabilities	7,678			7,678
Debtors with credit balances	5,688			5,688
Finance leases	1,026	2,162	11,255	14,443
Accruals	136,929			136,929
Other	4,936	16,004		20,940
Total	**176,660**	**18,166**	**11,255**	**206,081**

Accruals, which amounted to €148,742k (2005: €136,929k), have greater certainty with respect to their amount and timing than provisions have. The primary items they include are outstanding supplier invoices, obligations relating to flexible working hours, accrued vacation, and performance bonuses.

The liabilities from finance leases are recognised under other liabilities without consideration of future interest expense. The residual terms of the individual leases are between 2 and 6 years. Some of the leases contain options for extension or purchase.

The present values of minimum lease payments for finance leases recognised under the other remaining liabilities are as follows, broken down by residual term:

in € k	31 Dec 2006	31 Dec 2005
Future minimum lease payments		
Up to 1 year	1,802	1,764
1 to 5 years	4,104	4,597
Over 5 years	6,547	12,394
	12,453	**18,755**
Interest portion of future minimum lease payments		
Up to 1 year	715	738
1 to 5 years	2,394	2,435
Over 5 years	568	1,139
	3,677	**4,312**
Present value of future minimum lease payments		
Up to 1 year	1,087	1,026
1 to 5 years	1,710	2,162
Over 5 years	5,979	11,255
	8,776	**14,443**

17 Contingent liabilities

No provisions have been recognised for the contingent liabilities, which are recognised at nominal values, because the risk of their use is deemed to be low.

These consist of guarantee and warranty risks amounting to €10,908k (2005: €13,459k) and are guarantees on prepayments and the balance of purchase money and loan collateral agreements.

18 Other liabilities

The other liabilities consist primarily of operating leases and long-term rental agreements for land and buildings, vehicles, computers, and telecommunication equipment.

in € k	31 Dec 2006	31 Dec 2005
Future minimum lease payments		
Up to 1 year	6,584	3,717
1 to 5 years	8,533	4,476
	15,117	**8,193**
Future maintenance		
Up to 1 year	4,240	4,430
1 to 5 years	454	831
Over 5 years	3	0
	4,697	**5,261**
Other		
Up to 1 year	3,078	1,843
1 to 5 years	661	29
	3,739	**1,872**

Payments amounting to €11,106k (2005: €8,720k) were made in 2006 under these rental and lease agreements.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

19 Derivative financial instruments

The derivative financial instruments of the KRONES GROUP, with a fair value of +€1,992k (2005: -€5,849k) of which +€1,991k are short-term (2005: -€5,283k), substantially cover the currency risks relating to the US dollar, British pound, Swiss franc, and euro. The fair value includes the difference between the forward rate received from the relevant commercial bank and the rate at the reporting date as well as appropriate premiums or discounts for the expected price development through maturity. The financial instruments are essentially composed of forward exchange contracts at a secured volume of €189.4m (2005: €242.8m), of which €189.3m are short-term (2005: €239.1m). This volume includes a nominal volume of €142.3m for short-term cash flow hedges, which is measured at a fair value of €142.7m. The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of the default of a contracting party.

Notes to the income statement

20 Sales revenues

The sales revenues of the KRONES GROUP, which amount to €1,910,814k (2005: €1,694,984k), consist of deliveries and services billed to customers less reductions. In the segment reporting, sales revenues are presented in detail, divided by business area and geographic market. In 2006, revenues of €217,281k arose from open and completed construction contracts. Costs of €127,536k were incurred for open projects. No prepayments were received for construction contracts.

21 Other own work capitalised

Other own work capitalised includes capitalised development costs and capitalised cost of self-constructed property, plant and equipment.

With respect to the development costs capitalised in accordance with IAS 38, please refer to the notes regarding intangible assets.

22 Other operating income

Apart from the income from the reversal of provisions (€9,699k; 2005: €18,342k) and the reversal of impairments (€12,536k; 2005: €9,756k), which are not related to the period, the other operating income, which amounts to €54,665k (2005: €58,159k), consists substantially of currency translation gains of €17,427k (2005: €14,099k). This is compared with the recognition of impairment losses of €15,807k and currency translation losses of €9,194k under other operating expenses. No profits were realised on open projects.

23 Goods and services purchased

Expenses for goods and services purchased comprise expenses for materials and supplies and for goods purchased amounting to €847,389k (2005: €720,718k) and expenses for services purchased amounting to €155,917k (2005: €106,354k).

24 Personnel expenses

Within the KRONES GROUP, 8,865 people (2005: 8,777) including trainees were employed on average for the year.

The workforce of the KRONES GROUP is composed as follows (on average for the year):

	31 Dec 2006	31 Dec 2005
Salaried employees	4,963	4,789
Wage-earning employees	3,902	3,988
Total	**8,865**	**8,777**

25 Other operating expenses

Apart from the €1,007k in losses from disposals of non-current assets (2005: €179k), which are not related to the period, other operating expenses include additions to *impairments on receivables* (€15,807; 2005: €19,644k) and other taxes (€3,367k; 2005: €1,872k).

26 Net financial income (expense)

Financial income of €1,635k (2005: €970k) breaks down as follows:

in € k	31 Dec 2006	31 Dec 2005
Income from other securities and loans classified as financial assets	20	17
Other interest and similar income	6,446	6,348
Interest and similar expenses	-5,952	-5,395
Interest income (expense)	514	970
Investment income	1,125	0
Write-downs on financial assets	-4	0
Financial income (expense)	**1,635**	**970**

27 Taxes on income

Taxes on income amounted to €32,099k in 2006 (2005: €27,749k). More information is presented under »Deferred tax items.«

28 Earnings per share

Under IAS 33 »Earnings per share,« basic earnings per share are calculated by dividing group earnings – less profit or loss shares of minority interests – by the weighted average number of ordinary shares outstanding, as follows:

	2006	2005
Group earnings less profit or loss shares of minority interests (in € k)	77,311	63,246
Weighted average number of ordinary shares outstanding	10,531,024	10,531,024
Earnings per share (in €)	7.34	6.01

Earnings per share were not diluted in 2006 or 2005.

Other disclosures

- **Group audit fees**

  The expenses for the group audit and the audit of the parent company and the German subsidiaries totalled €393k in 2006 (2005: €325k). This figure includes €58k for tax consultancy services. The expense for the audit of the German subsidiaries was €15k.

- **Events after the balance sheet date**

  Material events after the balance sheet date either did not occur or are presented in the consolidated management report.

- **Related party disclosures**

  Within the meaning of IAS 24 »Related Party Disclosures,« the members of the Supervisory Board and of the Executive Board of KRONES AG and the companies of the KRONES GROUP, including unconsolidated subsidiaries, are deemed related parties.

  Purchases and sales between the related companies are transacted at prices customary on the market (»at arm's length«). Sales to related companies amounted to €32,472k in 2006 (2005: €22,619). Trade and other payment transactions resulted in an asset balance of €764k (2005: liability of €12,942k).

- **Executive Board compensation**

The structure of the compensation system for the Executive Board was discussed in detail and determined by the Supervisory Board on the basis of the recommendations contained in the German Corporate Governance Code.

These recommendations for members of the Executive Boards of listed stock corporations contain the following compensation elements:

- fixed elements
- variable elements that are payable annually and based on business performance
- variable elements that serve as long-term incentives containing risk factors

The criteria for determining the appropriateness of the compensation include but are not limited to the tasks of the respective member of the Executive Board, his responsibilities, his personal performance and experience, and the economic situation, performance, and outlook of the enterprise, taking into account its peer companies.

- For fiscal 2006, the direct fixed remuneration of the five active members of the Executive Board was €2,030k (2005: €1,880k). This fixed amount is the base pay stipulated in the members' contracts and is paid out in equal monthly amounts as a salary. This remuneration is generally reviewed as part of the negotiations relating to the extension of the members' contracts. In addition, the members of the Executive Board received fringe benefits in the form of non-cash benefits (company car) amounting to €78k (2005: €78k).

- The variable compensation is based on the achievement of company performance targets. The reference figures are consolidated net income (the primary point of reference) and consolidated sales. The gradation of the targets is determined by the Supervisory Board each year. The variable compensation contains risk elements and is thus not guaranteed compensation. In 2006, the variable compensation amounted to €1,460k (2005: €959k).

- In keeping with the recommendations of the Corporate Governance Code, the Supervisory Board adopted a long-term »performance incentive plan« containing risk elements at its meeting on 17 March 2005. Under this provision, each member of the Executive Board receives a performance incentive that is paid out after no less than ten years of service as a member of the Executive Board of KRONES AG at the earliest. Board members serving for less than ten years are not entitled to the performance incentive.

- The performance incentive is calculated from the relevant Board member's fixed annual remuneration at the time of appointment to the Executive Board and the development of the enterprise value from the time of entry onto the Board to the time at which payment of the incentive comes due.

- EBIT, EBITDA, and consolidated sales are used as the basis for calculating enterprise value. If the current enterprise value is less than it was at the time the member joined the Executive Board, the respective member is not entitled to the performance incentive.

- In 2006, provisions of €1,008k (2005: €830k) were recognised for the performance incentive.

- At KRONES AG there are and have been no stock-option plans or comparable securities-oriented long-term incentive components of remuneration for Executive Board members.

The disclosure of the total compensation made to each board member by name as recommended under Item 4.2.4 of the German Corporate Governance Code and under §§ 285 (1) No. 9a Sentences 5–9; 314 (1) No. 6a Sentences 5–9 of the German Commercial Code (HGB) is not being implemented. It is the belief of KRONES AG that such disclosure would conflict with personal privacy rights.

Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code.

On the other hand, details relating to the structure of the compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.

Pension provisions of €5,594k (2005: €4,746k) were recognised for active members of the Executive Board.

For former members of the Executive Board and their surviving dependents, payments amounting to €651k (2005: €637k) were made and pension provisions of €669k (2005: €541k) were recognised.

- **Supervisory Board compensation**

Compensation of the members of the Supervisory Board is governed by the articles of association and resolved by the annual shareholders' meeting. For fiscal 2006, the articles of association as amended by the annual shareholders' meeting on 21 June 2006 apply.

The Supervisory Board's compensation consists of two components, an annual fixed remuneration of €10,000 and variable compensation that is dependent on consolidated net income. The Chairman of the Supervisory Board receives twice the amount of the fixed remuneration and the Deputy Chairman of the Supervisory Board receives one and one half times the fixed remuneration amount. The variable compensation amounts to €2,000 for each full euro by which total consolidated net income per share exceeds €3.00.

For fiscal 2006, net income per share comes to €7.34. Thus, the variable compensation for each member of the Supervisory Board comes to €8,000.

The total remuneration paid to members of the Supervisory Board amounted to €231k (2005: €135k) including variable portions totalling €96k (2005: €0k).

Moreover, the members of the Supervisory Board receive a flat €600 fee per meeting as reimbursement for their expenses unless they submit proof of having incurred higher expenses.

Members of the Supervisory Board who belonged to the board for only a portion of the fiscal year receive pro-rated compensation.

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for members of the Supervisory Board.

- **Corporate Governance**

Shareholders can access the declaration of the Executive Board and the Supervisory Board pursuant to § 161 of the German Stock Corporation Act [*AktG*] with respect to the Corporate Governance Code in the version dated 12 June 2006 at the KRONES AG website. Any deviations from the Code are also specified there.

Standards and interpretations not applied early

The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

- IFRS 7 »Financial instruments: Disclosures«
- Amendment to IAS 1 »Presentation of financial statements« – disclosures about capital

These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

- IFRIC 7 »Applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies«
- IFRIC 8 »Scope of IFRS«
- IFRIC 9 »Reassessment of embedded derivatives«
- IFRIC 10 »Interim financial reporting and impairment«

Shareholdings

Name and location of the company	Share in capital held by KRONES AG, in %
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
SANDER HANSEN A/S, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KRONES Nederland B.V., Boskoop, Netherlands	100.00
KRONES Maschinenfabrik GES.M.B.H., Vienna, Austria	100.00
KOSME Gesellschaft MBH, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S. A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KOSME S.R.L., Roverbella, Italy	70.00
KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
KRONES S. A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hongkong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00




=PT03 +KT1

The Supervisory Board and Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Attorney
(until 21 June 2006)

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
KARLSBERG BRAUEREI GMBH
HOYER GROUP
(since 21 June 2006)

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
Director of WIRTSCHAFTS-AKADEMIE-WINZER in Regensburg
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Werner Schrödl**
Chairman of the Central Works Council

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* WILDEN AG
KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.



Proposal for the use of unappropriated profit of KRONES AG

After the allocation of €25,000,000 to other retained earnings, unappropriated profit of €46,969,800.67 remains.

We propose to the annual shareholders' meeting on 20 June 2007 that this amount be used as follows:

Proposal for the use of unappropriated profit	€
Dividend of €1.60 for 10,531,024 ordinary shares	16,849,638.40
Allocation to other retained earnings	30,000,000.00
Amount carried forward to new account	120,162.27

Neutraubling, March 2007
KRONES AG

The Executive Board

Volker Kronseder
(Chairman)

Hans-Jürgen Thaus
(Deputy Chairman)

Rainulf Diepold

Werner Frischholz

Christoph Klenk

Auditor's Report

We have audited the consolidated financial statements prepared by the KRONES Aktiengesellschaft, Neutraubling, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2006 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

END